UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 26, 2025

DNOW INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36325	46-4191184
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7402 North Eldridge Parkway Houston, Texas	77041
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 281-823-4700

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	DNOW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On June 26, 2025, DNOW Inc., a Delaware corporation (“DNOW”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRC Global, Inc. (“MRC Global”), a Delaware corporation, Buck Merger Sub, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of DNOW (“Merger Sub”) and Stag Merger Sub, LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of DNOW (“LLC Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (1) Merger Sub will be merged with and into MRC Global (the “First Merger”), with MRC Global continuing as the surviving corporation in the First Merger (the time the First Merger becomes effective, the “Effective Time”) and (2) immediately following the First Merger, MRC Global will be merged with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with LLC Sub continuing as the surviving company at the effective time of the Second Merger as a wholly-owned, direct subsidiary of DNOW. At the Effective Time, each issued and outstanding share of common stock of MRC Global (other than certain excluded shares) will be converted into the right to receive 0.9489 shares of common stock of DNOW, subject to certain adjustments (collectively, the “Merger Consideration”). The Merger Agreement also specifies the treatment of outstanding MRC Global equity awards in connection with the Merger.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approvals from each of DNOW and MRC Global stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) certain other specified competition and foreign investment approvals having been obtained, (4) the absence of any governmental order or law that prohibits the consummation of the Merger, (5) the effectiveness of the registration statement on Form S-4 to be filed by DNOW pursuant to which the shares of DNOW common stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), and (6) the authorization for listing of DNOW common stock to be issued as Merger Consideration on the New York Stock Exchange. The obligation of each party to consummate the Merger is also conditioned upon (1) the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), (2) the absence of a material adverse effect on the other party, (3) the other party having performed and complied in all material respects with its covenants, obligations and agreements under the Merger Agreement and (4) the receipt of an officer’s certificate from the other party confirming that the foregoing conditions (1)-(3) have been satisfied.

The Merger Agreement contains customary representations and warranties of DNOW and MRC Global relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants for each party including, subject to certain exceptions, covenants to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent. DNOW and MRC Global also agreed to use their respective commercially reasonable efforts to cause the Merger to be consummated, including to obtain expiration or termination of the waiting period under the HSR Act and to obtain other specified approvals, subject to certain limitations set forth in the Merger Agreement.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of DNOW and MRC Global will be subject to certain restrictions on their respective abilities to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

DNOW and MRC Global are each required to call a meeting of its stockholders (1) in the case of MRC Global, to approve the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement and (2) in the case of DNOW, to approve the issuance of common stock of DNOW as Merger Consideration and, subject to certain exceptions, to recommend that its stockholders approve such issuance.

The Merger Agreement contains termination rights for each of DNOW and MRC Global, including, among others, if the consummation of the First Merger does not occur on or before June 26, 2026 (subject to two potential extensions to September 26, 2026 and December 26, 2026 if the required regulatory approvals have not been received but all other conditions to closing have been satisfied or waived (except for those conditions that by their nature are to be satisfied at closing)). Additionally, the Merger Agreement permits either party, subject to compliance with certain requirements and payment of a termination fee (described below), to terminate the Merger Agreement to enter into a definitive agreement for a superior alternative acquisition proposal.

Upon termination of the Merger Agreement under specified circumstances, including, among others, the (1) termination by either party to enter into a definitive agreement for a superior alternative acquisition proposal, (2) termination by either party in the event of a change of recommendation by the respective board of directors, (3) termination by either party because the other party, its subsidiaries or any of its directors or officers materially breached its non-solicitation obligations or (4) termination by either party for enumerated reasons, followed by entry into a definitive agreement for an alternative proposal within nine months of such termination, the applicable party would be required to pay a termination fee to the other party of $45.5 million. In addition, under certain circumstances, if the Merger Agreement is terminated because of a failure of one party’s stockholders to approve the proposals necessary to consummate the Merger, such party will be required to pay the other party up to $8.5 million for reimbursement of transaction expenses incurred. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The Merger Agreement provides that, upon consummation of the Merger, DNOW’s board of directors shall be comprised of ten directors, including two directors selected from MRC Global’s board of directors by DNOW prior to closing.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about DNOW, Merger Sub, LLC Sub or MRC Global. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in DNOW’s or MRC Global’s public disclosures.

Debt Financing

DNOW has received committed debt financing that will provide incremental availability on DNOW’s existing asset-based lending facility in an aggregate principal amount not to exceed $250,000,000, bringing the total potential borrowing capacity under the line to $750,000,000. Such debt financing will be provided on the terms set forth in a debt commitment letter and is subject to a number of customary conditions, including closing of the Merger.

Item 7.01.	Regulation FD Disclosure.

On June 26, 2025, DNOW and MRC Global issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

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On June 26, 2025, in connection with the announcement of the Merger Agreement, DNOW intends to hold a conference call available to investors and the public. Details for accessing the conference call can be found in the press release attached as Exhibit 99.1 hereto. A presentation (the “Investor Presentation”) for reference during such call is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be incorporated by reference into any filing of the registrant, whether made before, on, or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of June 26, 2025, by and among DNOW Inc., MRC Global Inc., Buck Merger Sub, Inc. and Stag Merger Sub, LLC

99.1†	Joint Press Release, dated as of June 26, 2025, issued by DNOW Inc. and MRC Global Inc.

99.2†	Investor Presentation, dated as of June 26, 2025

104	Cover Page Interactive Data File - The cover page XBRL tags from this Current Report on Form 8-K are embedded within the Inline XBRL document

*	Exhibits and schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the SEC upon request.
†	Furnished herewith.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this Current Report on Form 8-K, including, among other things, statements regarding the proposed business combination transaction between DNOW and MRC Global, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC Global’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC Global expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC Global’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

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The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC Global will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC Global’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC Global and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC Global’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC Global’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC Global’s ability to collect payments when due; DNOW’s or MRC Global’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC Global’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC Global’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC Global’s businesses generally as set forth in their filings with the SEC. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DNOW’s and MRC Global’s respective periodic reports and other filings with the SEC, including the risk factors contained in DNOW’s and MRC Global’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as

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required by law, neither DNOW nor MRC Global undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of DNOW and MRC Global. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about DNOW, MRC Global and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847.

Participants in the Solicitation

DNOW, MRC Global and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 17, 2025, (ii) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

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Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC Global will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DNOW Inc.

Date: June 26, 2025	By:	/s/ Raymond W. Chang
	Name:	Raymond W. Chang
	Title:	Vice President & General Counsel

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DNOW INC.,

BUCK MERGER SUB, INC.,

STAG MERGER SUB, LLC

AND

MRC GLOBAL INC.

June 26, 2025

ANNEXES

Annex I	Index of Defined Terms

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on June 26, 2025, by and among DNOW Inc., a Delaware corporation (“Parent”), Buck Merger Sub, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of Parent (“Merger Sub”), Stag Merger Sub, LLC, a Delaware limited liability company and wholly owned, direct Subsidiary of Parent (“LLC Sub” and, together with Parent and Merger Sub, the “Parent Parties”), and MRC Global Inc., a Delaware corporation (the “Company”).

Recitals

WHEREAS, the Parent Parties and the Company intend to effect: (a) at the Effective Time, the merger (the “First Merger”) of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (in such capacity, the “Surviving Corporation”) in accordance with this Agreement and the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and (b) immediately following the First Merger, the merger (the “Second Merger” and, together with the First Merger, the “Mergers”) of the Surviving Corporation with and into LLC Sub, with LLC Sub continuing as the surviving company (in such capacity, the “Surviving Company”), in accordance with this Agreement, the DGCL and the Limited Liability Company Act of the State of Delaware, as amended (the “DLLCA”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, the Company and the holders of Company Common Stock (the “Company Stockholders”), (b) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Mergers and the other transactions contemplated by this Agreement (the recommendation referred to in this clause (c), the “Company Recommendation”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement, including the issuance of shares of Parent Common Stock in connection with the First Merger (the “Stock Issuance”), are in the best interests of, and advisable to, Parent and the holders of Parent Common Stock (the “Parent Stockholders”), (b) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement, including the Stock Issuance and (c) resolved to recommend that the Parent Stockholders approve the Stock Issuance (the recommendation referred to in this clause (c), the “Parent Recommendation”);

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement, the First Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the First Merger and the other transactions contemplated by this Agreement and (c) recommended that its sole stockholder adopt and approve this Agreement, the First Merger and the other transactions contemplated by this Agreement;

WHEREAS, Parent (a) as the sole member of LLC Sub has approved and adopted this Agreement concurrently with its execution pursuant to Section 18-404 of the DLLCA and (b) as the sole stockholder of Merger Sub, will adopt this Agreement pursuant to Section 228 of the DGCL immediately following the execution hereof (collectively, the “Parent Consents”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute and be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Reorganization Treatment”); and

WHEREAS, the Parent Parties and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation as a wholly owned, direct Subsidiary of Parent. Immediately following the Closing and on the Closing Date, the Company shall cause a certificate of merger (the “First Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL to effect the First Merger. The First Merger shall become effective upon such filing and acceptance of the First Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Parent and the Company and as set forth in the First Certificate of Merger (the time the First Merger becomes effective, the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, at the Second Effective Time, the Surviving Corporation shall be merged with and into LLC Sub, the separate company existence of the Surviving Corporation shall cease and LLC Sub shall continue as the Surviving Company as a wholly owned, direct Subsidiary of Parent. Immediately following the Effective Time and on the Closing Date, the Surviving Corporation and LLC Sub shall cause a certificate of merger (the “Second Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and DLLCA to effect the Second Merger. The Second Merger shall become effective one minute after the Effective Time (the time the Second Merger becomes effective, the “Second Effective Time”), which the Surviving Corporation and LLC Sub shall specify in the Second Certificate of Merger.

Section 1.2 Effect of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the provisions of the DGCL and the DLLCA, as applicable, including that (a) at the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and (b) at the Second Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Surviving Corporation and LLC Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and LLC Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.3 Closing. The consummation of the Mergers (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002 on a date to be mutually agreed upon by Parent and the Company (the “Closing Date”), which date shall be no later than the second Business Day after the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Parent and the Company shall mutually agree.

Section 1.4 Organizational Documents.

(a) At the Effective Time, the certificate of incorporation and bylaws of the Company shall be amended and restated in their entirety to be in substantially the form of the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time. The certificate of incorporation and bylaws of Merger Sub, as amended and restated pursuant to the immediately preceding sentence, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter duly amended as provided therein or by applicable Law.

(b) At the Second Effective Time, the certificate of formation and limited liability company agreement of LLC Sub in effect immediately prior to the Second Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company, until duly amended as provided therein or by applicable Law.

Section 1.5 Directors and Officers.

(a) Subject to applicable Law, the parties shall take all actions necessary such that the persons who are the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, and such initial directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) Subject to applicable Law, the parties shall take all action necessary such that the officers of LLC Sub immediately prior to the Second Effective Time shall continue to be the officers of the Surviving Company, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.6 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of capital stock thereof:

(i) each share of common stock, $0.01 par value, of the Company (the “Company Common Stock”) held immediately prior to the Effective Time by Parent or any of Parent’s Subsidiaries (the “Parent Subsidiaries”), or by the Company or any of the Company’s Subsidiaries (the “Company Subsidiaries”) (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.6(b) and Section 1.6(c), each share of Company Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time shall be converted into the right to receive from Parent 0.9489 fully paid and nonassessable shares of common stock, $0.01 par value, of Parent (the “Parent Common Stock”).

The number of shares of Parent Common Stock into which each share of Company Common Stock shall be converted, as specified in Section 1.6(a)(ii) (as such number may be adjusted in accordance with Section 1.6(b)), is referred to as the “Exchange Ratio.” The aggregate number of shares of Parent Common Stock issuable pursuant to Section 1.6(a)(ii), together with any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.8(f), is referred to as the “Merger Consideration.”

(b) Without limiting the parties’ respective obligations under Section 4.1 and Section 4.2, including Section 4.1(b)(i) and Section 4.2(b)(i), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock or Parent Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(c) At the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of capital stock thereof, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Corporation, LLC Sub or any holder of capital stock thereof, (i) each share of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable (except as nonassessability may be affected by matters described in Section 18-607 of the DLLCA) unit of the Surviving Company and (ii) each unit of LLC Sub shall be unaffected by the Second Merger and shall remain outstanding as an unit of the Surviving Company.

Section 1.7 Closing of the Company’s Transfer Books. At the Effective Time:

(a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and

(i) each certificate formerly representing any share of Company Common Stock (other than an Excluded Share) (a “Company Stock Certificate”) and

(ii) each Book-Entry Common Share formerly representing any share of Company Common Stock (other than an Excluded Share) shall represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1.6 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.8(c), and all holders of Company Stock Certificates or Book-Entry Common Shares shall cease to have any rights as stockholders of the Company; and

(b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Exchange Agent or to the Surviving Company or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.

Section 1.8 Exchange Fund; Exchange of Certificates.

(a) Prior to the Closing Date, Parent and the Company shall mutually select a bank or trust company, which may be the transfer agent for the Parent Common Stock, to act as exchange agent in the First Merger (the “Exchange Agent”), and, prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent, which will provide that, at or prior to the Effective Time, Parent shall deposit with the Exchange Agent evidence of shares in book-entry form representing shares of Parent Common Stock to pay the aggregate Merger Consideration pursuant to Section 1.6(a)(ii) and Section 1.8(f). The shares of Parent Common Stock so deposited with the Exchange Agent, together with (x) any dividends or distributions received by the Exchange Agent with respect to such shares and (y) cash as payment for fractional shares pursuant to Section 1.8(f), are referred to collectively as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 1.8 and Section 1.9, the

Exchange Fund shall not be used for any other purpose. To the extent, for any reason, the amount in the Exchange Fund is below that amount required to make prompt payment of the aggregate cash payments contemplated by this Section 1.8 and Section 1.9, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Section 1.8 and Section 1.9.

(b) As soon as practicable after the Effective Time, but in no event more than three (3) Business Days after the Closing Date, Parent shall cause the Exchange Agent to mail to the record holders of Company Stock Certificates:

(i) a letter of transmittal in customary form agreed to by Parent and the Company prior to Closing and containing a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent; and

(ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Parent Common Stock, as provided in Section 1.6, and any cash in lieu of a fractional share which the shares of Company Common Stock represented by such Company Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 1.8(c).

Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate shall be entitled to receive in book-entry form the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Parent Common Stock), as well as any dividends or distributions to be paid pursuant to Section 1.8(c), and (B) the Company Stock Certificate so surrendered shall be immediately canceled.

(c) No dividends or other distributions declared with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article I. After the surrender of a Company Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Company Stock Certificate have been converted into the right to receive.

(d) Until surrendered as contemplated by this Section 1.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by this Article I and any distribution or dividend with respect to Parent Common Stock the record date for which is after the Effective Time.

(e) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, shares in book-entry form representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall have provided all documents required to evidence the payment of any transfer or other Taxes required by reason of the issuance of Parent Common Stock to a Person other than the registered holder of such Company Stock Certificate or shall establish to the satisfaction of Parent that such Taxes are not applicable. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Company with respect to such Company Stock Certificate. Upon the making of such affidavit, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Stock Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such certificate.

(f) No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Company Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock (other than Excluded Shares) that is exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Stock Certificates and Book-Entry Common Shares held by such holder) shall receive, in lieu thereof, cash in dollars (without interest) in an amount, rounded to the nearest cent, equal to the product of:

(i) such fractional part of a share of Parent Common Stock multiplied by

(ii) the volume-weighted average price of Parent Common Stock for the five (5) consecutive trading days ending two (2) trading days prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall promptly make such payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(g) Any portion of the Exchange Fund that remains undistributed to stockholders of the Company as of the date six (6) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not surrendered their Company Stock Certificates to the Exchange Agent in accordance with this Section 1.8 and any holders of Book-Entry Common Shares who have not cashed any check payable to them in accordance with Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions to be paid pursuant to Section 1.8(c), subject to applicable abandoned property law, escheat laws or similar Laws.

(h) Each of the Exchange Agent, Parent, the Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement (without duplication of any withholding pursuant to Section 5.6 applicable to amounts treated as compensation) such amounts as are required to be deducted or withheld therefrom under the Code and the Treasury Regulations, or any provision of state, local or non-U.S. Law with respect to Taxes or under any other applicable Law. To the extent that amounts are so deducted or withheld, and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i) No Parent Party shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any share of Company Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Company Stock Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any such shares of Parent Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity), any shares of Parent Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Company Stock Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.9 Book-Entry Common Shares.

(a) Subject to applicable provisions of Section 1.8, with respect to Book-Entry Common Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Company Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and any dividends or distributions that DTC has the right to receive pursuant to Section 1.8(c), and cancel such Book-Entry Common Shares.

(b) Subject to applicable provisions of Section 1.8, Parent, without any action on the part of any holder, will cause the Exchange Agent to:

(i) issue, as of the Effective Time, to each holder of Book-Entry Common Shares not held through DTC (other than Excluded Shares) that number of book-entry whole shares of Parent Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares,

(ii) mail to each holder of Book-Entry Common Shares not held through DTC (other than Excluded Shares) a check in the amount of any cash payable in respect of any fractional share interest of the holder’s Book-Entry Common Shares pursuant to Section 1.6 and any dividends or distributions to be paid pursuant to Section 1.8(c) and

(iii) deliver to each holder of Book-Entry Common Shares not held through DTC (other than Excluded Shares) a statement reflecting the number of shares of Parent Common Stock issued to such holder pursuant to Section 1.9(b)(i).

Section 1.10 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 1.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or the Surviving Company, as applicable, with full right, title and possession of and to all rights and property of Merger Sub and the Company or the Surviving Corporation and LLC Sub, as applicable, the officers and directors of the Surviving Corporation, the Surviving Company and Parent shall be fully authorized (in the name of LLC Sub, Merger Sub or the Company and otherwise) to take such action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents furnished to or filed with the SEC and available on EDGAR since December 31, 2023 and at least twenty-four (24) hours prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by the Company to the Parent Parties prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on its face), the Company represents and warrants to the Parent Parties as follows:

Section 2.1 Due Organization; Subsidiaries.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries has all requisite corporate, limited liability company, partnership or other applicable entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of the Company and each Company Subsidiary that constitutes a “significant subsidiary” of the Company as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Company Organizational Documents”).

Section 2.2 Authority; Binding Nature of Agreement.

(a) The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of Company Stockholder Approval, to consummate the Mergers and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Mergers and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company (other than the receipt of Company Stockholder Approval).

(b) The Company Board has unanimously:

(i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, the Company and the Company Stockholders,

(ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement, and

(iii) resolved to make the Company Recommendation.

Except in connection with a Company Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Company Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the Parent Parties, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively (i) and (ii), the “Enforceability Exceptions”).

Section 2.3 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and otherwise approve and consummate the Mergers and the other transactions contemplated by this Agreement as set forth herein.

Section 2.4 Capitalization.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, $0.01 par value (“Company Preferred Stock”). As of June 23, 2025 (the “Capitalization Date”):

(i) 85,080,581 shares of Company Common Stock are issued and outstanding, including 95,979 shares of Company Restricted Stock,

(ii) 25,433,286 shares of Company Common Stock are held in the Company’s treasury,

(iii) 2,573,089 shares of Company Common Stock are issuable pursuant to awards granted under the stock incentive plans of the Company (“Company Stock Plans”), which include:

(A) 1,466,594 shares of Company Common Stock issuable in respect of Company RSUs,

(B) 1,106,495 shares of Company Common Stock issuable in respect of Company PSUs (assuming a maximum level of performance achievement in accordance with the terms of the applicable award agreements),

(iv) 2,449,374 shares of Company Common Stock reserved for the grant of additional awards under the Company Stock Plans, and

(v) no shares of Company Preferred Stock are issued, reserved for issuance or outstanding;

since the Capitalization Date through the date hereof, the Company has not (i) issued any shares of Company Common Stock, Company Restricted Stock or other equity securities of the Company, other than pursuant to Company Equity Awards in accordance with their terms that were outstanding on the Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of the Company capital stock or any other equity-based awards. With respect to each grant of awards pursuant to the Company Stock Plans, each such grant was made in accordance with the terms of a Company Stock Plan and all other applicable Laws.

(b) All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Company Common Stock that may be issued pursuant to the conversion, exercise, settlement or vesting of the Company RSUs and Company PSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iii) of Section 2.4(a), there are no phantom equity interests or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of the Company and there are no outstanding stock appreciation rights with respect to the capital stock of the Company. No shares of capital stock of the Company are held by any Company Subsidiary. Other than Company Common Stock and Company Preferred Stock, there are no other authorized classes of capital stock of the Company.

(c) There are no voting trusts or other agreements or understandings to which the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any of their respective executive officers or directors is a party with respect to the voting of Company Common Stock or the capital stock or other equity interests of any of the Company Subsidiaries.

(d) Other than the Company Equity Awards, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to:

(i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests,

(ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment,

(iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or

(iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Company Subsidiaries.

At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of the Company Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(e) Section 2.4(e)(i) of the Company Disclosure Letter (1) lists each of the Company Subsidiaries and their respective jurisdictions of organization and (2) designates which of the Company Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Company Subsidiaries that are direct or indirect wholly owned Company Subsidiaries (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such Person) and nonassessable (if such entity is a corporate entity) and (B) are owned by the Company, by one or more of the Company Subsidiaries or by the Company and one or more of the Company Subsidiaries, in each case free and clear of all Encumbrances. Section 2.4(e)(ii) of the Company Disclosure Letter sets forth the capital stock, equity interests or other direct or indirect ownership interests in any other Person owned by the Company or any of the Company Subsidiaries other than capital stock, equity interests or other direct or indirect ownership interests of direct or indirect wholly owned Company Subsidiaries and all such capital stock, equity interests or other direct or indirect ownership interests (x) have, to the Knowledge of the Company, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such Person) and nonassessable (if such Person is a corporate entity) and (y) are owned by the Company, by one or more Company Subsidiaries or by the Company and one or more of the Company Subsidiaries, in each case free and clear of all Encumbrances. With respect to each other Person set forth on Section 2.4(e)(iii) of the Company Disclosure Letter, there (I) are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock-based units (performance based or otherwise), redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal or first offer, profits interests, commitments or rights of any kind that obligate such Person to issue or sell, or which relate to, any shares of capital stock or other equity interests of such Person or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any shares of capital stock or other equity interests of such Person, and no securities or obligations evidencing such rights are authorized, issued or outstanding and (II) there are no remaining capital contributions or other payments due to such Person from the Company or its applicable Subsidiary.

(f) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries, in each case, having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company or any of the Company Subsidiaries may vote.

Section 2.5 Governmental Filings; No Violations.

(a) Other than the filings, notices, waiting periods or approvals required by:

(i) Section 1.1,

(ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”),

(iii) any applicable requirements of Antitrust Laws and Foreign Investment Laws in the jurisdictions listed in Section 5.5(a) of the Parent Disclosure Letter,

(iv) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and other federal and state securities law, and

(v) the New York Stock Exchange (the “NYSE”) rules and regulations,

no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both):

(i) violate or conflict with any provision of the Company Organizational Documents,

(ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the Company Stockholder Approval, violate or conflict with any Laws or any Order applicable to the Company or any of the Company Subsidiaries or any of their respective assets or properties,

(iii) subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the Company Disclosure Letter and other than the Company Credit Agreement and the Company Term Loan Agreement, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of the Company or any of the Company Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which the Company or any of the Company Subsidiaries is now a party or by which it or any of its assets may be bound, or

(iv) result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of the Company Subsidiaries (including Parent and the Parent Subsidiaries following the Mergers), except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.6 SEC Filings; Financial Statements.

(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by the Company or any of the Company Subsidiaries since January 1, 2023 (the “Company SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act (as the case may be), and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Company SEC Documents:

(i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto;

(ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby.

For purposes of this Agreement, “Company Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2024 (the “Company Balance Sheet Date”) set forth in the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2025.

(c) The Company has established and maintains disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. The Company has established and maintains internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company,

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board:

(A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and

(B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since the Company Balance Sheet Date, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Section 2.6(e) of the Company Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by the Company or any of the Company Subsidiaries that were entered into on or prior to the date of this Agreement were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries (collectively, the “Company Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(e) of the Company Disclosure Letter identifies any such counterparty as to which, to the Knowledge of the Company, the Company or any of the Company Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. The Company and each of the Company Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no, and there will be no, material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, termination events, or defaults or allegations or assertions of such by any party thereunder. Since the Company Balance Sheet Date, there have been no material violations of the Company Risk Policies.

Section 2.7 Absence of Changes. (a) As of the date of this Agreement, since the Company Balance Sheet Date, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) since the Company Balance Sheet Date, there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.8 Absence of Undisclosed Liabilities. Since the Company Balance Sheet Date, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for:

(a) liabilities reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents,

(b) liabilities that have been incurred by the Company or any of the Company Subsidiaries since March 31, 2025 in the ordinary course of business,

(c) liabilities incurred in connection with the transactions contemplated by this Agreement and

(d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries, in the Company’s consolidated financial statements or the Company SEC Documents.

Section 2.9 Compliance with Laws; Regulation.

(a) Each of the Company and the Company Subsidiaries are and, since December 31, 2021, have been conducting the businesses and operations of the Company and the Company Subsidiaries in compliance with all applicable Laws, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2021, neither the Company nor any of the Company Subsidiaries has received any written notice or Order from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries is in possession of all Permits necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Company Permits”), and all such Company Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by the Company of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Company Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) (i) Each of the Company and the Company Subsidiaries and, to the Knowledge of the Company, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) the Company is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 2.10 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 2.10(b) of the Company Disclosure Letter sets forth a correct and complete list, and the Company has made available to Parent correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which the Company or any of the Company Subsidiaries is a party or bound as of the date hereof:

(i) each Contract containing any non-compete or similar type of provision that materially restricts the ability of the Company or any of its Affiliates (including Parent and the Parent Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $10,000,000 or (B) other Indebtedness of the Company or any of the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among the Company and the Company Subsidiaries;

(iii) each Contract for lease of personal property or real property involving annual payments in excess of $5,000,000 or aggregate payments in excess of $10,000,000 that are not terminable without penalty or other liability to the Company or any of the Company Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(iv) each Contract for any Derivative Product;

(v) each material partnership, stockholder, limited liability company agreement or other joint venture or joint ownership agreement, other than with respect to arrangements exclusively among the Company or its wholly owned Subsidiaries;

(vi) each Contract that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which the Company or any of the Company Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of the Company and the Company Subsidiaries, taken as a whole (other than those contained in any Contract in which such provision is solely for the benefit of the Company or any of the Company Subsidiaries);

(vii) (A) other than for the sale of products or inventory in the ordinary course of business, any Contract that would reasonably be expected to require the disposition of any material assets or line of business of the Company or any of the Company Subsidiaries (or, after the Effective Time, Parent or any of the Parent Subsidiaries) for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000; or (B) any pending acquisition or divestiture Contract for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from the Company exceeds $5,000,000 or (C) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $2,500,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $5,000,000 in the aggregate after the date hereof;

(viii) any Contract (other than any other Contract otherwise covered by this Section 2.10(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of the Company or any of the Company Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $2,500,000 or aggregate payments in excess of $5,000,000, or creates or would create an Encumbrance on any material asset or property of the Company or any of the Company Subsidiaries (other than Permitted Encumbrances);

(ix) any Contract:

(A) providing for the licensing of material Intellectual Property or material IT assets from or to the Company or any of the Company Subsidiaries (whether as licensee or licensor),

(B) primarily relating to the development of material Intellectual Property (other than Intellectual Property assignment agreements entered into with employees and contractors in the ordinary course of business) or

(C) restricting the ability of the Company or any of the Company Subsidiaries to use, license or enforce any material Intellectual Property owned by the Company or any of such Company Subsidiaries, including consent-to-use, covenant-not-to-sue, coexistence, concurrent use, or settlement agreements but excluding, in each case, non-exclusive licenses granted by the Company or any of the Company Subsidiaries to customers or end-users in the ordinary course of business and licenses for unmodified, commercial software with aggregate license fees or annual payments of less than $250,000;

(x) any Contract that is a settlement or similar agreement with any Governmental Entity or pursuant to which the Company or any of the Company Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(xi) any Contract, other than any Company Benefit Plan, which is between the Company or any of the Company Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of the Company’s capital stock (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $120,000;

(xii) Company Material Vendor Agreements or Company Material Customer Agreements; or

(xiii) each Contract or Company Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Company or any of the Company Subsidiaries (or, after the Effective Time, Parent or any of the Parent Subsidiaries) to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Company or any of the Company Subsidiaries (or, after the Effective Time, Parent or any of the Parent Subsidiaries), make loans or advances or transfer any of its properties or assets.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “Company Material Contracts.”

(d) Each Company Material Contract is valid and binding on the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Enforceability Exceptions and except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of the Company Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of, or default under the terms of, any Company Material Contract, nor is any event of default (or similar term) continuing under any Company Material Contract, and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Company Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) all Tax Returns required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;

(ii) the Company and each of the Company Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld by it, including any Taxes required to be withheld or collected with respect to amounts owing to or from any employee, creditor, customer or other third party (in each case, whether or not shown on any Tax Return);

(iii) no deficiency for Taxes has been proposed, assessed or asserted in writing against the Company or any of the Company Subsidiaries;

(iv) neither the Company nor any of the Company Subsidiaries:

(A) has been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which the Company was the common parent),

(B) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law with respect to Taxes), or as a transferee or successor or

(C) is a party to or is bound by any Tax allocation, sharing, indemnity, or reimbursement Contract (other than (x) any such Contract solely between or among the Company and any of the Company Subsidiaries or (y) any customary Tax indemnification provisions in ordinary course commercial Contracts that are not primarily related to Taxes);

(v) no Taxes of the Company or any of the Company Subsidiaries are being contested and there are no audits, claims, examinations, investigations, assessments, levies or administrative or judicial proceedings pending or proposed in writing, against the Company or any of the Company Subsidiaries in respect of Taxes;

(vi) no claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries do not file Tax Returns that any of such entities is or may be subject to Tax in such jurisdiction;

(vii) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations in respect of Taxes or any Tax Return or agreed to, requested, or been granted any extension of time with respect to a Tax assessment, deficiency or collection (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(viii) there are no Encumbrances for Taxes on any of the assets of the Company or any of the Company Subsidiaries other than Permitted Encumbrances;

(ix) neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) beginning after the Closing Date as a result of any:

(A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date,

(B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date,

(C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date or

(D) prepaid amount received or deferred revenue accrued on or prior to the Closing Date;

(x) neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation”, each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or any similar provision of state, local or non-U.S. Law (A) within the past two (2) years or (B) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers; and

(xi) neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(b) After reasonable diligence, neither the Company nor any of the Company Subsidiaries are aware of the existence of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 2.12 Employee and Labor Matters; Benefit Plans.

(a) Section 2.12(a) of the Company Disclosure Letter lists all material Company Benefit Plans excluding (x) any individual Company Benefit Plans that do not materially deviate from the applicable form for the respective Company Benefit Plan and (y) excluding employment contracts or agreements with employees of the Company or a Company Subsidiary who are not located in the United States. For purposes of this Agreement, “Company Benefit Plan” means:

(i) all employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)),

(ii) all employee welfare benefit plans (as defined in Section 3(1) of ERISA),

(iii) all other pension, bonus, commission, equity or equity-based, incentive, deferred compensation, supplemental retirement or retiree plans, programs or other retiree coverage or arrangements, vacation, paid time off, fringe benefit and all other benefit or compensation plans, programs, Contracts, arrangements, agreements or policies and

(iv) any employment, individual consulting, executive compensation, termination, change in control or severance plans, programs, Contracts, arrangements or policies, in each case of items (i)-(iv), that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, including for the benefit of, or relating to, any former or current employee, officer, director or other service provider of the Company or any of the Company Subsidiaries or under or with respect to which the Company or any Company Subsidiary has any current or contingent liability or obligation other than those plans, programs, or arrangements that are sponsored or maintained by a Governmental Entity.

(v) The Company has made available to Parent, true and complete copies of:

(A) the plan documents (with amendments) and the most recent summary plan description;

(B) the most recent favorable determination letter received from the Internal Revenue Service for each Company Benefit Plan which is intended be qualified under Section 401(a) of the Code; and

(C) all non-routine correspondence received or sent from any Governmental Entity within past three (3) years.

(b) Except as set forth on Section 2.12(b) of the Company Disclosure Letter:

(i) none of the Company Benefit Plans promises or provides, and neither the Company nor any Company Subsidiary has any obligation to provide, any post-termination or retiree medical or life insurance benefits to any former or current employee or other service provider of the Company or any of the Company Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other state or foreign Law); and

(ii) none of the Company Benefit Plans are, and neither the Company nor any Company Subsidiary sponsors, maintains, contributes to, is required to contribute to or otherwise has any current or contingent liability or obligation (including on account of a Company ERISA Affiliate) under or with respect to, any:

(A) “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or any other plan that is or was subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code,

(B) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA),

(C) “multiple employer plan” (as defined in Section 413(c) of the Code), or

(D) “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect,

(i) all of the Company Benefit Plans have been established, operated, funded, administered and maintained in accordance with their terms and in compliance with all applicable Laws, including ERISA and the Code;

(ii) each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a current favorable determination letter or may rely on a current favorable opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan;

(iii) all contributions, premiums and other payments required to be made with respect to any Company Benefit Plan that have become due have been timely made or, to the extent not yet due, have been properly accrued in accordance with GAAP;

(iv) there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings by or on behalf of any of the Company Benefit Plans or otherwise relating to any Company Benefit Plan (other than routine claims for benefits); and

(v) neither the Company nor any Company Subsidiary has incurred (whether or not assessed) any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d) Except as otherwise provided in this Agreement or set forth in Section 2.12(d) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement could not (either solely as a result thereof or as a result of such transactions in conjunction with another event):

(i) entitle any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property);

(ii) increase the amount of compensation or benefits due or payable to any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary (or any dependent or beneficiary thereof);

(iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit;

(iv) require a contribution by the Company or any Company Subsidiary to any Company Benefit Plan;

(v) restrict the ability of the Company to merge, amend or terminate any Company Benefit Plan; or

(vi) result in the forgiveness of any employee or service provider loan.

(e) No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated by this Agreement, either alone or in combination with another event, by any current or former employee, officer, director or other individual service provider of the Company or any Company Subsidiary could not be deductible by reason of Section 280G of the Code or could be subject to an excise tax under Section 4999 of the Code.

(f) Neither the Company nor any Company Subsidiary has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

(g) Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all United States Internal Revenue Service guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or could reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(h) Without limiting the generality of the foregoing or except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (a “Company Foreign Plan”):

(i) each Company Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities,

(ii) each Company Foreign Plan intended to receive favorable Tax treatment under applicable Laws with respect to Taxes has been qualified or similarly determined to satisfy the requirements of such Laws and

(iii) no Company Foreign Plan has any material unfunded or underfunded liabilities, nor are such unfunded or underfunded liabilities reasonably expected to arise in connection with the transactions contemplated by this Agreement.

(i) Except as set forth on Section 2.12(i) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any:

(i) labor agreements,

(ii) collective bargaining agreements and

(iii) any other labor-related Contracts with any union, works council, employee representative or other labor organization (collectively, “Labor Agreements”), and there are no Labor Agreements that pertain to any of the employees of the Company or any of the Company Subsidiaries.

Except as set forth on Section 2.12(i) of the Company Disclosure Letter, there are no unions, works councils, employee representatives or other labor organizations which represent any employees of the Company or any of the Company Subsidiaries with respect to their employment with the Company or any of the Company Subsidiaries.

(j) There is not now in existence, nor has there been since three (3) years prior to the date of this Agreement, any pending or, to the Knowledge of the Company, threatened: (i) strike, slowdown, work stoppage, handbilling, picketing, unfair labor practice charge, material labor grievance, lockout or other material labor dispute against or affecting the Company or any of the Company Subsidiaries; or (ii) labor-related demand for representation or labor organizing activities with respect to any employees of the Company or any of the Company Subsidiaries.

(k) There is not now in existence any pending or, to the Knowledge of the Company, threatened Legal Proceeding alleging or involving any violation of any employment-related or labor-related Law against, in respect of or relating to the Company or any of the Company Subsidiaries; in each case except for such Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l) The Company and the Company Subsidiaries are, and for the last three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, restrictive covenants, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (collectively, the “WARN Act”)), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(m) To the Knowledge of the Company, no current or former employee or individual independent contractor of the Company or any of the Company Subsidiaries at the level of Senior Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment agreement, nondisclosure agreement, noncompetition agreement, restrictive covenant obligation, confidentiality or other proprietary information disclosure Contract owed to the Company or any of the Company Subsidiaries or which implicates such person’s right to be employed or engaged by the Company or any of the Company Subsidiaries.

(n) The Company and the Company Subsidiaries have reasonably investigated all sexual harassment, or other material harassment, discrimination or retaliation allegations against any officers, directors, partners or executive-level employees of the Company or the Company Subsidiaries with respect to which the Company or the Company Subsidiaries have Knowledge. With respect to each such allegation (except those the Company or the Company Subsidiaries reasonably deemed to not have merit), the Company and the Company Subsidiaries do not anticipate any material liability with respect to such conduct or allegations and have taken corrective action reasonably calculated to prevent further improper action.

Section 2.13 Environmental Matters.

(a) Since December 31, 2021, each of the Company and the Company Subsidiaries has been, and currently is, in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession, maintenance and compliance by the Company and the Company Subsidiaries of all Permits required under applicable Environmental Laws for the operation of its business), except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2021 (or earlier if unresolved), the Company and the Company Subsidiaries have not received any written notice from a Governmental Entity or any other Person alleging that the Company or any Company Subsidiaries are not in such compliance with, or have liability arising under, Environmental Laws, except for matters that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There has been no Release, treatment, storage, disposal, arrangement for or permitting the disposal, transportation, manufacture, marketing, sale, distribution or handling of, exposure to, or contamination by, any Hazardous Materials by the Company or any Company Subsidiaries in a manner that has given or would reasonably be expected to give rise to liability of the Company or any of the Company Subsidiaries under Environmental Law which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and the Company Subsidiaries have not assumed, undertaken, or provided an indemnity with respect to any liability of any other Person arising under Environmental Law or relating to Hazardous Materials which would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.14 Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings that may arise under Antitrust Laws after the date hereof) and, within the past twelve (12) months, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding (other than Legal Proceedings that may arise under Antitrust Laws after the date hereof), against the Company or any of the Company Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Order to which the Company or any of the Company Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.15 Real Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and the Company Subsidiaries have good, valid and defensible title to all real property owned by the Company or any of the Company Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of the Company Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances,

(ii) each Contract under which the Company or any of the Company Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Company Leased Real Property (each, a “Company Real Property Lease”), to the Knowledge of the Company, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither the Company nor any of the Company Subsidiaries, or to the Knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease and

(iii) there does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Company Owned Real Property or Company Leased Real Property.

(b) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Company Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Company Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and the Company Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. Neither the Company nor any of the Company Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Company Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Company Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. The Company Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of the Company and the Company Subsidiaries.

Section 2.16 Intellectual Property; IT and Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) each of the Company and the Company Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of the Company and the Company Subsidiaries as currently conducted;

(ii) to the Knowledge of the Company, the conduct of the business of the Company and each of the Company Subsidiaries, since December 31, 2021, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and

(iii) each of the Company and the Company Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by the Company and the Company Subsidiaries, and, since December 31, 2021, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by the Company or any of the Company Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2021:

(i) there has been no failure in, or disruptions of, its Software, operational technology (“OT”) assets or information technology (“IT”) assets (including, for clarity, with respect to any third-party providers of such Software, OT assets and IT assets) that has not been remedied;

(ii) each of the Company and the Company Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security;

(iii) each of the Company and the Company Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its OT and IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof;

(iv) to the Knowledge of the Company, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any OT or IT asset of or used for the Company or any of the Company Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of the Company or any of the Company Subsidiaries; and

(v) since December 31, 2021, neither the Company nor any of the Company Subsidiaries has provided breach notices required by applicable data privacy and security Laws to any Governmental Entity or any other Person, nor received written notice of any claims alleging noncompliance with, or a violation by the Company or any of the Company Subsidiaries of, any Laws directed to data privacy and security.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT assets owned, used, or held for use by the Company or any of the Company Subsidiaries are free from any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, spyware and any other disabling or malicious code.

Section 2.17 Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Company SEC Documents and (b) the Company Benefit Plans, Section 2.17 of the Company Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, the Company or any of the Company Subsidiaries and, on the other hand, any:

(i) present executive officer or director of the Company or any of the Company Subsidiaries or any Person that has served as an executive officer or director of the Company or any of the Company Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members,

(ii) record or beneficial owner of more than five percent (5%) of Company Common Stock as of the date of this Agreement or

(iii) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries).

Section 2.18 Insurance. Section 2.18 of the Company Disclosure Letter sets forth the pending claims under the Company’s material insurance policies as of the date of this Agreement (including any directors and officers liability insurance, but excluding any policy relating to any Company Benefit Plan). Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, from December 31, 2021 through the date of this Agreement, each of the Company and the Company Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by the Company and the Company Subsidiaries during such time period. Neither the Company nor any of the Company Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of the Company or any of the Company Subsidiaries.

Section 2.19 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by Parent, Merger Sub or LLC Sub that is included or incorporated by reference in the foregoing documents.

Section 2.20 Investment Company Act. The Company is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

Section 2.21 Takeover Statutes. The approval by the Company Board referred to in Section 2.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the First Merger, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the First Merger and the other transactions contemplated hereby. To the Knowledge of the Company, no other Takeover Laws or any anti-takeover provision in the Company Organizational Documents are, or at the Effective Time will be, applicable to the Company, the First Merger, this Agreement or any of the transactions contemplated hereby.

Section 2.22 Financial Advisor. Except for J.P. Morgan Securities LLC (the fees and expenses of which will be paid by the Company and are reflected in its engagement letter with the Company), neither the Company nor any of the Company Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other transactions contemplated by this Agreement.

Section 2.23 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion, the Exchange Ratio in the proposed First Merger is fair, from a financial point of view, to the Company Common Stockholders.

Section 2.24 Regulatory Matters.

(a) None of the Company, any of the Company Subsidiaries, any Company or Company Subsidiary director, officer, or employee, nor, to the Knowledge of the Company, any Company or Company Subsidiary representative, agent or any other Person acting on behalf of the Company or any of the Company Subsidiaries, has (i) since December 31, 2019, violated or is in violation of any applicable Anti-Corruption Law, Money-Laundering Laws, or Trade Laws; or (ii) since April 24, 2019, violated or is in violation of any applicable Sanctions.

(b) None of the Company, any of the Company Subsidiaries, nor any Company or Company Subsidiary director, officer or employee, is a Sanctions/Trade Target.

(c) None of the Company or any of the Company Subsidiaries has assets located in, or otherwise directly or indirectly derives revenues from or engages in, any dealings, activities, business or transactions in, with, or involving (i) any Sanctioned Jurisdiction or (ii) any Sanctions/Trade Target in violation of applicable Economic Sanctions/Trade Laws.

(d) None of the Company, any of the Company Subsidiaries, any Company or Company Subsidiary director, officer, or employee, nor, to the Knowledge of the Company, any Company or Company Subsidiary representative, agent or any other Person acting on behalf of the Company or any of the Company Subsidiaries, has, since December 31, 2019, offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”):

(i) for the purpose of unlawfully:

(A) influencing any act or decision of a Government Official or any other Person in his or her official capacity,

(B) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties,

(C) securing any improper advantage,

(D) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or

(E) assisting the Company, any of the Company Subsidiaries, or any Company or Company Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of the Company or any of the Company Subsidiaries, in obtaining or retaining business or

(ii) in an unlawful manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(e) Since December 31, 2019, the Company and the Company Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws, Sanctions, Trade Laws, and Money-Laundering Laws.

(f) To the Knowledge of the Company, none of the Company nor any of the Company Subsidiaries has been, since December 31, 2019, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Sanctions, Trade Laws, Money-Laundering Laws or relevant Company policies, procedures and internal controls related to the foregoing.

Section 2.25 Material Customer and Material Vendors.

(a) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has received written notice from any customer that is material to the business of the Company and its Subsidiaries, taken as a whole, expressly stating any intention to terminate its procurement of goods or services from the Company or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiaries has received written notice from any vendor that is material to the business of the Company and its Subsidiaries, taken as a whole, expressly stating any intention to terminate its provision of good or services to the Company or its Subsidiaries.

Section 2.26 No Additional Representations. Except for those representations and warranties expressly set forth in this Article II and except as otherwise expressly set forth in this Agreement, neither the Company nor any of the Company Subsidiaries or other Person acting on behalf of the Company makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither the Company nor any of the Company Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Parent, Merger Sub, LLC Sub or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Company Subsidiaries or the future business and operations of the Company and the Company Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as disclosed in (a) the Parent SEC Documents furnished to or filed with the SEC and available on EDGAR since December 31, 2023 and at least twenty-four (24) hours prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on its face), each of the Parent Parties represents and warrants to the Company as follows:

Section 3.1 Due Organization; Subsidiaries.

(a) Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of the Parent Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Subsidiaries has all requisite corporate, limited liability company, partnership or other applicable entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent has delivered or made available to the Company accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Parent (collectively, the “Parent Organizational Documents”), the certificate of incorporation and bylaws of Merger Sub, and the certificate of formation and limited liability company agreement of LLC Sub.

Section 3.2 Authority; Binding Nature of Agreement.

(a) Each of Parent, Merger Sub and LLC Sub has all requisite corporate or limited liability company power and authority, as applicable, to enter into and to perform their respective obligations under this Agreement and, subject to the receipt of Parent Stockholder Approval, to consummate the Mergers and the other transactions contemplated hereby, including the Stock Issuance. The execution and delivery of this Agreement by Parent, Merger Sub and LLC Sub and the consummation by Parent, Merger Sub and LLC Sub of the Mergers and the other transactions contemplated by this Agreement, including the Stock Issuance, have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of the Parent Parties (other than the receipt of Parent Consents, which have been obtained or will be obtained immediately following the execution of this Agreement, and with respect to the Stock Issuance, the receipt of Parent Stockholder Approval).

(b) The Parent Board has unanimously:

(i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Parent and the Parent Stockholders,

(ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement and

(iii) resolved to make the Parent Recommendation.

Except in connection with a Parent Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Parent Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by Parent, Merger Sub and LLC Sub and, assuming the due execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent, Merger Sub and LLC Sub, enforceable against Parent, Merger Sub and LLC Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.3 Vote Required. The affirmative vote of the holders of a majority of the shares of Parent Common Stock represented at the Parent Stockholders’ Meeting (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to authorize the Stock Issuance under the NYSE Listed Company Manual and the Parent Organizational Documents (the “Parent Proposal”).

Section 3.4 Capitalization.

(a) The authorized capital stock of Parent consists of 330,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock with no par value (“Parent Preferred Stock”). As of the Capitalization Date:

(i) 105,107,220 shares of Parent Common Stock are issued and outstanding (excluding 2,095,636 shares of Parent Restricted Stock),

(ii) no shares of Parent Common Stock are held in Parent’s treasury,

(iii) no shares of Parent Common Stock are held by any of the Parent Subsidiaries,

(iv) 3,225,757 shares of Parent Common Stock are issuable pursuant to stock incentive plans of Parent (“Parent Stock Plans”), which include:

(A) 206,665 shares of Parent Common Stock issuable in accordance with the treasury method of accounting in respect of options to purchase Parent Common Stock issued under the Parent Stock Plans (“Parent Stock Options”),

(B) 768,355 shares of Parent Common Stock issuable in respect of restricted stock units subject to performance-based vesting conditions issued under Parent Stock Plans (“Parent PSUs”) (assuming 100% of performance achievement in accordance with the terms of the applicable award agreements) and

(C) 2,250,737 shares of Parent Common Stock reserved for the grant of additional awards under Parent Stock Plans and

(v) no shares of Parent Preferred Stock are issued, reserved for issuance or outstanding;

since the Capitalization Date through the date hereof, Parent has not (i) issued any shares of Parent Common Stock, Parent Restricted Stock or other equity securities of Parent, other than pursuant to Parent Equity Awards in accordance with their terms that were outstanding on the Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Parent capital stock or any other equity-based awards. With respect to each grant of awards pursuant to the Parent Stock Plans, each such grant was made in accordance with the terms of a Parent Stock Plan and all other applicable Laws.

(b) All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Parent Common Stock that may be issued pursuant to the conversion, exercise, settlement or vesting of Parent PSUs and Parent Stock Options, as applicable, will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iv) of Section 3.4(a), there are no phantom equity interests or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Parent and there are no outstanding stock appreciation rights with respect to the capital stock of Parent. No shares of capital stock of Parent are held by any Parent Subsidiary. Other than Parent Common Stock and Parent Preferred Stock, there are no other authorized classes of capital stock of Parent.

(c) The shares of Parent Common Stock to be issued pursuant to the First Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, and not subject to any preemptive right.

(d) There are no voting trusts or other agreements or understandings to which Parent, any of the Parent Subsidiaries or, to the Knowledge of Parent, any of their respective executive officers or directors is a party with respect to the voting of Parent Common Stock or the capital stock or other equity interests of any of the Parent Subsidiaries.

(e) Other than the Parent Equity Awards, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Parent or any of the Parent Subsidiaries is a party obligating Parent or any of the Parent Subsidiaries to:

(i) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any of the Parent Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests,

(ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment,

(iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or

(iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of Parent Subsidiaries.

At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Parent or any of the Parent Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Parent or any of the Parent Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(f) Section 3.4(f)(i) of the Parent Disclosure Letter lists each of the Parent Subsidiaries and their respective jurisdictions of organization. All of the outstanding shares of capital stock or other ownership interests of the Parent Subsidiaries that are direct or indirect wholly owned Parent Subsidiaries (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such Person) and nonassessable (if such entity is a corporate entity) and (B) are owned by Parent, by one or more of the Parent Subsidiaries or by Parent and one or more of the Parent Subsidiaries, in each case free and clear of all Encumbrances. Section 3.4(f)(ii) of the Parent Disclosure Letter sets forth the capital stock, equity interests or other direct or indirect ownership interests in any other Person owned by Parent or any of the Parent Subsidiaries other than capital stock, equity interests or other direct or indirect ownership interests of direct or indirect wholly owned Parent Subsidiaries and all such capital stock, equity interests or other direct or indirect ownership interests (x) have, to the Knowledge of Parent, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such Person) and nonassessable (if such Person is a corporate entity) and (y) are owned by Parent, by one or more Parent Subsidiaries or by Parent and one or more of the Parent Subsidiaries, in each case free and clear of all Encumbrances. With respect to each other Person set forth on Section 3.4(f)(ii) of the Parent Disclosure Letter, there (I) are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock-based units (performance based or otherwise), redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal or first offer, profits interests, commitments or rights of any kind that obligate such Person to issue or sell, or which relate to, any shares of capital stock or other equity interests of such Person or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any shares of capital stock or other equity interests of such Person, and no securities or obligations evidencing such rights are authorized, issued or outstanding and (II) there are no remaining capital contributions or other payments due to such Person from Parent or its applicable Subsidiary.

(g) There are no outstanding bonds, debentures, notes or other Indebtedness of Parent or any of the Parent Subsidiaries, in each case, having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent or any of the Parent Subsidiaries may vote.

Section 3.5 Governmental Filings; No Violations.

(a) Other than the filings, notices, waiting periods or approvals required by:

(i) Section 1.1,

(ii) the HSR Act,

(iii) any applicable requirements of Antitrust Laws and Foreign Investment Laws in the jurisdictions listed in Section 5.5(a) of the Parent Disclosure Letter,

(iv) the SEC and other federal or state securities laws, including the filing of the registration statement on Form S-4 by Parent in connection with the Stock

Issuance pursuant to this Agreement (as amended or supplemented from time to time, the “Registration Statement”) and

(v) the NYSE rules and regulations,

no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Parent, any of the Parent Subsidiaries in connection with the execution and delivery of this Agreement, the performance by each of the Parent Parties of its obligations under this Agreement and the consummation by Parent, Merger Sub and LLC Sub of the Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Parent Parties does not, and the consummation of the Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both):

(i) violate or conflict with any provision of the Parent Organizational Documents,

(ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Parent Stockholder Approval, violate or conflict with any Laws or any Order applicable to Parent or any of the Parent Subsidiaries or any of their respective assets or properties,

(iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Parent Disclosure Letter, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Parent or any of the Parent Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Parent or any of the Parent Subsidiaries is now a party or by which it or any of its assets may be bound, or

(iv) result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of the Parent Subsidiaries except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.6 SEC Filings; Financial Statements.

(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the SEC by Parent or any of the Parent Subsidiaries since January 1, 2023 (the “Parent SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Parent SEC Documents:

(i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto;

(ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and

(iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby.

For purposes of this Agreement, “Parent Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Parent and its consolidated Subsidiaries as of December 31, 2024 (the “Parent Balance Sheet Date”) set forth in Parent’s Annual Report on Form 10-K filed with the SEC on February 18, 2025.

(c) Parent has established and maintains disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. Parent has established and maintains internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent,

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(d) Since the Parent Balance Sheet Date, neither Parent nor any of the Parent Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of the Parent Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Section 3.6(e) of the Parent Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Parent or any of the Parent Subsidiaries that were entered into on or prior to the date of this Agreement were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and the Parent Subsidiaries (collectively, the “Parent Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 3.6(e) of the Parent Disclosure Letter identifies any such counterpart as to which, to the Knowledge of Parent, Parent or any of the Parent Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Parent and each of the Parent Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are no, and there will be no, material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, termination events, or defaults or allegations or assertions of such by any party thereunder. Since the Parent Balance Sheet Date, there have been no material violations of the Parent Risk Policies.

Section 3.7 Absence of Changes. (a) As of the date of this Agreement, since the Parent Balance Sheet Date, Parent and the Parent Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) since the Parent Balance Sheet Date, there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.8 Absence of Undisclosed Liabilities. Since the Parent Balance Sheet Date, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for:

(a) liabilities reflected or reserved against in Parent’s consolidated balance sheets (or the notes thereto) included in the Parent SEC Documents,

(b) liabilities that have been incurred by Parent or any of the Parent Subsidiaries since March 31, 2025 in the ordinary course of business,

(c) liabilities incurred in connection with the transactions contemplated by this Agreement and

(d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries, in Parent’s consolidated financial statements or the Parent SEC Documents.

Section 3.9 Compliance with Laws; Regulation.

(a) Each of Parent and the Parent Subsidiaries are and, since December 31, 2021, have been conducting the businesses and operations of Parent and the Parent Subsidiaries in compliance with all applicable Laws, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2021, neither Parent nor any of the Parent Subsidiaries has received any written notice or Order from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent and the Parent Subsidiaries is in possession of all Permits necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Parent Permits”), and all such Parent Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Parent of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Parent Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) (i) Each of Parent and the Parent Subsidiaries and, to the Knowledge of Parent, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Parent is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 3.10 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Parent filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 3.10(b) of the Parent Disclosure Letter sets forth a correct and complete list, and Parent has made available to the Company correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Parent or any of the Parent Subsidiaries is a party or bound as of the date hereof:

(i) each Contract containing any non-compete or similar type of provision that materially restricts the ability of Parent or any of its Affiliates (including Parent and the Parent Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $10,000,000 or (B) other Indebtedness of Parent or any of the Parent Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among Parent and the Parent Subsidiaries;

(iii) each Contract for any Derivative Product;

(iv) each material partnership, stockholder, limited liability company agreement or other joint venture or joint ownership agreement, other than with respect to arrangements exclusively among Parent or its wholly owned Subsidiaries;

(v) (A) other than for the sale of products or inventory in the ordinary course of business, any Contract that would reasonably be expected to require the disposition of any material assets or line of business of Parent or any of the Parent Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000; or (B) any pending acquisition or divestiture Contract for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Parent exceeds $5,000,000 or (C) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $2,500,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $5,000,000 in the aggregate after the date hereof;

(vi) any Contract (other than any other Contract otherwise covered by this Section 3.10(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Parent or any of the Parent Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $2,500,000 or aggregate payments in excess of $5,000,000, or creates or would create an Encumbrance on any material asset or property of Parent or any of the Parent Subsidiaries (other than Permitted Encumbrances);

(vii) any Contract restricting the ability of Parent or any of the Parent Subsidiaries to use, license or enforce any material Intellectual Property owned by Parent or any of such Parent Subsidiaries, including consent-to-use, covenant-not-to-sue, coexistence, concurrent use, or settlement agreements but excluding, in each case, non-exclusive licenses granted by Parent or any of the Parent Subsidiaries to customers or end-users in the ordinary course of business and licenses for unmodified, commercial software with aggregate license fees or annual payments of less than $1,000,000;

(viii) any Contract that is a settlement or similar agreement with any Governmental Entity or pursuant to which Parent or any of the Parent Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(ix) any Contract, other than any Parent Benefit Plan, which is between the Parent or any of the Parent Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of the Parent’s capital stock (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $120,000; or

(x) each Contract or Parent Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of Parent or any of the Parent Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Parent or any of the Parent Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.2 hereof, are referred to herein as “Parent Material Contracts”.

(d) Each Parent Material Contract is valid and binding on Parent or the Parent Subsidiary party thereto, as the case may be, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Enforceability Exceptions and except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any of the Parent Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of, or default under the terms of, any Parent Material Contract, nor is any event of default (or similar term) continuing under any Parent Material Contract, and, to the Knowledge of Parent, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Parent Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) all Tax Returns required to be filed by or with respect to Parent or any of the Parent Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;

(ii) Parent and each of the Parent Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld by it, including any Taxes required to be withheld or collected with respect to amounts owing to or from any employee, creditor, customer or other third party (in each case, whether or not shown on any Tax Return);

(iii) no deficiency for Taxes has been proposed, assessed or asserted in writing against Parent or any of the Parent Subsidiaries;

(iv) neither Parent nor any of the Parent Subsidiaries:

(A) has been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which Parent was the common parent),

(B) has any liability for the Taxes of any Person (other than Parent or any of the Parent Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law with respect to Taxes), or as a transferee or successor or

(C) is a party to or is bound by any Tax allocation, sharing, indemnity, or reimbursement Contract (other than (x) any such Contract solely between or among Parent and any of the Parent Subsidiaries or (y) any customary Tax indemnification provisions in ordinary course commercial Contracts that are not primarily related to Taxes);

(v) no Taxes of Parent or any of the Parent Subsidiaries are being contested and there are no audits, claims, examinations, investigations, assessments, levies or administrative or judicial proceedings pending or proposed in writing, against Parent or any of the Parent Subsidiaries in respect of Taxes;

(vi) no claim has been made in writing by any Taxing Authority in a jurisdiction where Parent or any of the Parent Subsidiaries do not file Tax Returns that any of such entities is or may be subject to Tax in that jurisdiction;

(vii) neither Parent nor any of the Parent Subsidiaries has waived any statute of limitations in respect of Taxes or any Tax Return or agreed to, requested or been granted any extension of time with respect to a Tax assessment, deficiency or collection (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(viii) there are no Encumbrances for Taxes on any of the assets of Parent or any of the Parent Subsidiaries other than Permitted Encumbrances;

(ix) neither Parent nor any of the Parent Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) beginning after the Closing Date as a result of any:

(A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date,

(B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date,

(C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date or

(D) prepaid amount received or deferred revenue accrued on or prior to the Closing Date;

(x) neither Parent nor any of the Parent Subsidiaries has been a “distributing corporation” or a “controlled corporation”, each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or any similar provision of state, local or non-U.S. Law (A) within the past two (2) years or (B) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers; and

(xi) neither Parent nor any of the Parent Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(b) After reasonable diligence, neither Parent nor any of the Parent Subsidiaries are aware of the existence of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.12 Employee and Labor Matters; Benefit Plans.

(a) For purposes of this Agreement, “Parent Benefit Plan” means:

(i) all employee pension benefit plans (as defined in Section 3(2) of ERISA),

(ii) all employee welfare benefit plans (as defined in Section 3(1) of ERISA),

(iii) all other pension, bonus, commission, equity or equity-based, incentive, deferred compensation, supplemental retirement or retiree plans, programs or other retiree coverage or arrangements, vacation, paid time off, fringe benefit and all other benefit or compensation plans, programs, Contracts, arrangements, agreements or policies and

(iv) any employment, individual consulting, executive compensation, termination, change in control or severance plans, programs, Contracts, arrangements or policies, in each case of items (i)-(iv), that is sponsored, maintained, contributed to or required to be contributed to by Parent or any of the Parent Subsidiaries, including for the benefit of, or relating to, any former or current employee, officer, director or other service provider of Parent or any of the Parent Subsidiaries or under or with respect to which Parent or any Parent Subsidiary has any current or contingent liability or obligation other than those plans, programs or arrangements that are sponsored or maintained by a Governmental Entity.

(b) Except as set forth on Section 3.12(b) of the Parent Disclosure Letter:

(i) none of the Parent Benefit Plans promises or provides, and neither Parent nor any Parent Subsidiary has any obligation to provide, any material post-termination or retiree medical or life insurance benefits to any former or current employee or other service provider of Parent or any of the Parent Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other state or foreign Law); and

(ii) none of the Parent Benefit Plans are, and neither Parent nor any Parent Subsidiary sponsors, maintains, contributes to, is required to contribute to or otherwise has any current or contingent liability or obligation (including on account of a Parent ERISA Affiliate) under or with respect to, any:

(A) “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or any other plan that is or was subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code,

(B) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA),

(C) “multiple employer plan” (as defined in Section 413(c) of the Code) or

(D) “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(i) all of the Parent Benefit Plans have been established, operated, funded, administered and maintained in accordance with their terms and in compliance with all applicable Laws, including ERISA and the Code;

(ii) each Parent Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a current favorable determination letter or may rely on a current favorable opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan;

(iii) all contributions, premiums and other payments required to be made with respect to any Parent Benefit Plan that have become due have been timely made or, to the extent not yet due, have been properly accrued in accordance with GAAP;

(iv) there are no pending or, to the Knowledge of Parent, threatened Legal Proceedings by or on behalf of any of the Parent Benefit Plans or otherwise relating to any Parent Benefit Plan (other than routine claims for benefits); and

(v) neither Parent nor any Parent Subsidiary has incurred (whether or not assessed) any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d) Except as otherwise provided in this Agreement or set forth in Section 3.12(d) of the Parent Disclosure Letter, the consummation of the transactions contemplated by this Agreement could not (either solely as a result thereof or as a result of such transactions in conjunction with another event):

(i) entitle any current or former employee, officer, director or other individual service provider of Parent or any Parent Subsidiary (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property);

(ii) increase the amount of compensation or benefits due or payable to any current or former employee, officer, director or other individual service provider of Parent or any Parent Subsidiary (or any dependent or beneficiary thereof);

(iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit;

(iv) require a contribution by Parent or any Parent Subsidiary to any Parent Benefit Plan;

(v) restrict the ability of Parent to merge, amend or terminate any Parent Benefit Plan; or

(vi) result in the forgiveness of any employee or service provider loan.

(e) No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated by this Agreement, either alone or in combination with another event, by any current or former employee, officer, director or other individual service provider of the Parent or any Parent Subsidiary could not be deductible by reason of Section 280G of the Code or could be subject to an excise tax under Section 4999 of the Code.

(f) Neither Parent nor any Parent Subsidiary has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

(g) Without limiting the generality of the foregoing or except as would not reasonably be expected to have a Parent Material Adverse Effect, with respect to each Parent Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (a “Parent Foreign Plan”): (i) each Parent Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, (ii) each Parent Foreign Plan intended to receive favorable Tax treatment under applicable Laws with respect to Taxes has been qualified or similarly determined to satisfy the requirements of such Laws and (iii) no Parent Foreign Plan has any material unfunded or underfunded liabilities, nor are such unfunded or underfunded liabilities reasonably expected to arise in connection with the transactions contemplated by this Agreement.

(h) Neither Parent nor any of the Parent Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any Labor Agreements, and there are no Labor Agreements that pertain to any of the employees of the Parent or any of the Parent Subsidiaries. There are no unions, works councils, employee representatives or other labor organizations which represent any employees of Parent or any of the Parent Subsidiaries with respect to their employment with the Parent or any of the Parent Subsidiaries.

(i) There is not now in existence, nor has there been since three (3) years prior to the date of this Agreement, any pending or, to the Knowledge of Parent, threatened:

(i) strike, slowdown, work stoppage, handbilling, picketing, unfair labor practice charge, material labor grievance, lockout or other material labor dispute against or affecting Parent or any of the Parent Subsidiaries; or

(ii) labor-related demand for representation or labor organizing activities with respect to any employees of the Parent or any of the Parent Subsidiaries.

There is not now in existence any pending or, to the Knowledge of Parent, threatened Legal Proceeding alleging or involving any violation of any employment-related or labor-related Law against, in respect of or relating to Parent or any of the Parent Subsidiaries; in each case except for such Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j) Parent and the Parent Subsidiaries are, and for the last three years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, restrictive covenants, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(k) Parent and the Parent Subsidiaries have reasonably investigated all sexual harassment, or other material harassment, discrimination or retaliation allegations against any officers, directors, partners or executive-level employees of Parent or the Parent Subsidiaries with respect to which Parent or the Parent Subsidiaries have Knowledge. With respect to each such allegation (except those Parent or the Parent Subsidiaries reasonably deemed to not have merit), Parent and the Parent Subsidiaries do not anticipate any material liability with respect to such conduct or allegations and have taken corrective action reasonably calculated to prevent further improper action.

Section 3.13 Environmental Matters.

(a) Since December 31, 2021, each of Parent and the Parent Subsidiaries has been, and currently is, in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession, maintenance and compliance by Parent and the Parent Subsidiaries of all Permits required under applicable Environmental Laws for the operation of its business), except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2021 (or earlier if unresolved), Parent and the Parent Subsidiaries have not received any written notice from a Governmental Entity or any other Person alleging that Parent or any Parent Subsidiaries are not in such compliance with, or have liability arising under, Environmental Laws, except for matters that would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) There has been no Release, treatment, storage, disposal, arrangement for or permitting the disposal, transportation, manufacture, marketing, sale, distribution or handling of, exposure to, or contamination by, any Hazardous Materials by Parent or any of the Parent Subsidiaries in a manner that has given or would reasonably be expected to give rise to liability of Parent or any of the Parent Subsidiaries under Environmental Law which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and the Parent Subsidiaries have not assumed, undertaken, or provided an indemnity with respect to any liability of any other Person arising under Environmental Law or relating to Hazardous Materials which would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.14 Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings that may arise under Antitrust Laws after the date hereof) and, within the past twelve (12) months, to the Knowledge of Parent, no Person has threatened to commence any Legal Proceeding (other than Legal Proceedings that may arise under Antitrust Laws after the date hereof), against Parent or any of the Parent Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Order to which Parent or any of the Parent Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.15 Real Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and the Parent Subsidiaries have good, valid and defensible title to all real property owned by Parent or any of the Parent Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of the Parent Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances,

(ii) each Contract under which Parent or any of the Parent Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Parent Leased Real Property (each, a “Parent Real Property Lease”), to the Knowledge of Parent, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Parent nor any of the Parent Subsidiaries, or to the Knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Real Property Lease and

(iii) there does not exist any pending or, to the Knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of the Parent Owned Real Property or Parent Leased Real Property.

(b) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Parent Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Parent Real Property by Parent and the Parent Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among Parent and the Parent Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Parent Owned Real Property by Parent and the Parent Subsidiaries in the operation of their respective businesses thereon. Neither Parent nor any of the Parent Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Parent Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Parent Real Property by Parent and the Parent Subsidiaries in the operation of their respective businesses thereon. The Parent Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of Parent and the Parent Subsidiaries.

Section 3.16 Intellectual Property; IT and Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) each of Parent and the Parent Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Parent and the Parent Subsidiaries as currently conducted;

(ii) to Parent’s Knowledge, the conduct of the business of Parent and each of the Parent Subsidiaries, since December 31, 2021, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and

(iii) each of Parent and the Parent Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Parent and the Parent Subsidiaries, and, since December 31, 2021, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Parent or any of the Parent Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2021:

(i) there has been no failure in, or disruptions of, its Software, OT assets or IT assets (including, for clarity, with respect to any third-party providers of such Software, OT assets and IT assets) that has not been remedied;

(ii) each of Parent and the Parent Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security;

(iii) each of Parent and the Parent Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its OT and IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof;

(iv) to the Knowledge of Parent, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any OT or IT asset of or used for Parent or any of the Parent Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Parent or any of the Parent Subsidiaries; and

(v) since December 31, 2021, neither Parent nor any of the Parent Subsidiaries has provided breach notices required by applicable data privacy and security Laws to any Governmental Entity or any other Person, nor received written notice of any claims alleging noncompliance with, or a violation by Parent or any of the Parent Subsidiaries of, any Laws directed to data privacy and security.

Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT assets owned, used, or held for use by Parent or any of the Parent Subsidiaries are free from any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, spyware and any other disabling or malicious code.

Section 3.17 Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Parent SEC Documents and (b) the Parent Benefit Plans, Section 3.17 of the Parent Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Parent or any of the Parent Subsidiaries and, on the other hand, any:

(x) present executive officer or director of Parent or any of the Parent Subsidiaries or any Person that has served as an executive officer or director Parent or any of the Parent Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members,

(y) record or beneficial owner of more than five percent (5%) of the Parent Common Stock as of the date of this Agreement or

(z) to the Knowledge of Parent, any Affiliate of any such officer, director or owner (other than Parent or any of the Parent Subsidiaries).

Section 3.18 Insurance. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, from December 31, 2021 through the date of this Agreement, each of Parent and the Parent Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Parent and the Parent Subsidiaries during such time period. Neither Parent nor any of the Parent Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Parent or any of the Parent Subsidiaries.

Section 3.19 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Parent Stockholders, or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by or to be supplied by the Company that is included or incorporated by reference in the foregoing documents.

Section 3.20 Investment Company Act. Parent is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

Section 3.21 Takeover Statutes. The approval by the Parent Board referred to in Section 3.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the First Merger, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the First Merger and the other transactions contemplated hereby. To the Knowledge of Parent, no other Takeover Laws or any anti-takeover provision in the Parent Organizational Documents are, or at the Effective Time will be, applicable to Parent, the First Merger, this Agreement or any of the transactions contemplated hereby.

Section 3.22 Financial Advisor. Except for Goldman, Sachs & Co. LLC (the fees and expenses of which will be paid by Parent and are reflected in its engagement letter with Parent), neither Parent nor any of the Parent Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other transactions contemplated by this Agreement.

Section 3.23 Opinion of Financial Advisor. Goldman, Sachs & Co. LLC, Parent’s financial advisor, has delivered to the Parent Board on the date of this Agreement its opinion orally, which opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 3.24 Regulatory Matters.

(a) None of Parent, any of the Parent Subsidiaries, any Parent or Parent Subsidiary director, officer, or employee, nor, to the Knowledge of Parent, any Parent or Parent Subsidiary representative, agent or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, has (i) since December 31, 2019, violated or is in violation of any applicable Anti-Corruption Law, Money-Laundering Laws, or Trade Laws; or (ii) since April 24, 2019, violated or is in violation of any applicable Sanctions.

(b) None of Parent, any of the Parent Subsidiaries, nor any Parent or Parent Subsidiary director, officer or employee, is a Sanctions/Trade Target.

(c) None of Parent or any of the Parent Subsidiaries has assets located in, or otherwise directly or indirectly derives revenues from or engages in, any dealings, activities, business or transactions in, with, or involving (i) any Sanctioned Jurisdiction or (ii) any Sanctions/Trade Target in violation of applicable Economic Sanctions/Trade Laws.

(d) None of Parent, any of the Parent Subsidiaries, any Parent or Parent Subsidiary director, officer, or employee, nor, to the Knowledge of Parent, any Parent or Parent Subsidiary representative, agent or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, has, since December 31, 2019, offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official:

(i) for the purpose of unlawfully:

(A) influencing any act or decision of a Government Official or any other Person in his or her official capacity,

(B) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties,

(C) securing any improper advantage,

(D) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or

(E) assisting Parent, any of the Parent Subsidiaries, or any Parent or Parent Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, in obtaining or retaining business or

(ii) in an unlawful manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(e) Since December 31, 2019, Parent and the Parent Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws, Sanctions, Trade Laws, and Money-Laundering Laws.

(f) To the Knowledge of Parent, none of Parent nor any of the Parent Subsidiaries has been, since December 31, 2019, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Sanctions, Trade Laws, Money-Laundering Laws or relevant Parent policies, procedures and internal controls related to the foregoing.

Section 3.25 Material Customer and Material Vendors.

(a) Except as would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of the Parent Subsidiaries has received written notice from any customer that is material to the business of Parent and its Subsidiaries, taken as a whole, expressly stating any intention to terminate its procurement of goods or services from Parent or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, be material to Parent and the Parent Subsidiaries, taken as a whole, neither Parent nor any of the Parent Subsidiaries has received written notice from any vendor that is material to the business of Parent and its Subsidiaries, taken as a whole, expressly stating any intention to terminate its provision of good or services to Parent or its Subsidiaries.

Section 3.26 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations, in each case, other than as contemplated herein.

Section 3.27 Ownership and Operations of LLC Sub. LLC Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Second Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations, in each case, other than as contemplated herein.

Section 3.28 Debt Financing.

(a) Parent and certain financial institutions have entered into a binding commitment letter (the “Debt Commitment Letter”) entitling Parent to borrow funds in an aggregate amount which, when combined with other funds available to Parent to be used at Closing, will be sufficient to satisfy Parent and Parent Parties’ obligations under this Agreement, including the prepayment, payoff, discharge and termination in full by Parent at the Closing of all Indebtedness under the Company Credit Agreement and, if applicable, the Company Term Loan Agreement, in each case to the extent expressly contemplated by this Agreement or the Debt Commitment Letter (such amounts, the “Debt Financing Amounts”), and any fees and expenses payable by any of them hereunder. The debt financing committed pursuant to the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing”.

(b) Parent has delivered to the Company a true, complete and correct copy of the Debt Commitment Letter and any fee letters related thereto (the “Fee Letter”, subject, in the case of any such fee letter, to redaction solely of provisions that are customarily redacted in connection with transactions of this type and that would not reasonably be expected to affect the conditionality, enforceability, availability or (other than in connection with the fees and “flex” provisions) amount of the Debt Financing). Parent and Parent Parties expressly acknowledge and agree that the obligations of Parent and Parent Parties under this Agreement are not conditioned in any manner upon Parent obtaining any financing (including term loans, bridge financing and bonds).

(c) Except as expressly set forth in the Debt Commitment Letter, Fee Letter or, to the extent that the Debt Financing is contemplated to be an Increase (as defined in the Parent Credit Agreement), the Parent Credit Agreement, there are no (i) conditions precedent to the obligations of the Debt Financing Entities or any other Debt Financing Source to provide the Debt Financing or (ii) contingencies that would permit the Debt Financing Entities or any other Debt

Financing Source to reduce the total amount of the Debt Financing, impose any additional conditions precedent to the availability of the Debt Financing or that would reasonably be expected to affect the timing of, the availability of or termination rights in respect of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. Other than the Debt Commitment Letter and the Fee Letter, and, to the extent that the Debt Financing is contemplated to be an Increase (as defined in the Parent Credit Agreement), the Parent Credit Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind (written or oral) to which Parent or any of its Affiliates is a party, or of which Parent has knowledge, relating to the funding of the full amount of the Debt Financing or that would reasonably be expected to affect the availability or conditionality of the Debt Financing or the enforceability of the Debt Commitment Letter. Parent has paid in full any and all commitment fees or other fees due and payable pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement.

Section 3.29 No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, neither Parent nor any of the Parent Subsidiaries or other Person acting on behalf of Parent makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Parent nor any of the Parent Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, the Company or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent and the Parent Subsidiaries or the future business and operations of Parent and the Parent Subsidiaries.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Covenants of the Company.

(a) Except as provided in Section 4.1(a) of the Company Disclosure Letter, as required by applicable Law or the rules and regulations of the NYSE, as expressly permitted, contemplated or required by this Agreement, or with the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), the Company and each of the Company Subsidiaries shall:

(i) use commercially reasonable efforts to conduct the business and operations of the Company and any of the Company Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and

(ii) use commercially reasonable efforts to preserve intact the current business organizations of the Company and each of the Company Subsidiaries, maintain in effect all existing material Company Permits, maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them provided that this Section 4.1(a) shall not prohibit the Company and any of the Company Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to an emergency condition that presents, or is reasonably likely to present, a risk of harm to human health, any property or asset of the Company or any of the Company Subsidiaries or the environment; provided, further, that the Company shall, as promptly as reasonably practicable, inform Parent of such condition and any such actions taken pursuant to the prior proviso.

(b) Except as expressly permitted, contemplated or required by this Agreement or as set forth on Section 4.1(b) of the Company Disclosure Letter, or required by Law or the rules and regulations of the NYSE, during the Pre-Closing Period, the Company and any of the Company Subsidiaries shall not, without the prior written consent of Parent (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.1(b) may consist of an email consent from an executive officer of Parent):

(i)

(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, the Company or any of the Company Subsidiaries, except for dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company,

(B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries, or

(C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries, except (1) as required by the terms of any capital stock or equity interest of any Company Subsidiary or (2) as contemplated or permitted by the terms of any Company Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Company Equity Award outstanding on the date hereof or issued in accordance with this Agreement);

(ii) except for:

(A) issuances of shares of Company Common Stock in respect of any settlement of Company RSUs and any Company PSUs, in each case, that are outstanding on the date hereof,

(B) the sale of shares of Company Common Stock issued pursuant to the vesting or settlement of Company RSUs or Company PSUs, in each case, if necessary to effectuate the withholding of Taxes, and

(C) transactions solely between or among the Company and its wholly owned Company Subsidiaries,

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of:

(x) any shares of its capital stock or other ownership interest in the Company or any of the Company Subsidiaries,

(y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and

(z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii) except as required by the terms of any Company Benefit Plan or the terms of this Agreement or as permitted pursuant to Section 4.1(b)(ii):

(A) except as permitted pursuant to clauses (C), (D) and (E) below, enter into, adopt or terminate any material Company Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement that would constitute a Company Benefit Plan if in effect on the date hereof,

(B) except as permitted pursuant to clauses (C), (D) and (E) below, amend any material Company Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of group welfare benefit plans) that do not materially increase the cost to the Company of maintaining such Company Benefit Plan,

(C) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits payable to any current or former employee, officer, director or other individual service provider of the Company or any of the Company Subsidiaries, except in the ordinary course of business consistent with past practice in respect of employees whose annual base salary or fee is less than $200,000,

(D) grant or award, or pay or award, any severance or termination pay, change in control, transaction, bonuses, retention or cash or equity or equity-based incentive or other compensation and benefits, to any current or former employee, officer, director or other individual service provider of the Company or any of the Company Subsidiaries whose annual base salary or fee is greater than or equal to $200,000,

(E) hire or terminate the employment of any employee of the Company or any of the Company Subsidiaries with an annual base salary or fee greater than or equal to $200,000, other than terminations for cause;

(F) implement or announce any layoffs, plant closings, furloughs, reductions in hours or other similar actions with respect to any officers or employees of the Company or any of the Company Subsidiaries that would trigger notice obligations under the WARN Act;

(G) modify, extend, terminate or enter into any Labor Agreement or recognize or certify any unions, works councils, groups of employees, employee representative or other labor organization as the bargaining representative for any employees of the Company or any of the Company Subsidiaries; or

(H) waive the restrictive covenant obligations of any employee of the Company or any of the Company Subsidiaries with an annual base salary or fee greater than or equal to $200,000;

(iv) (A) in the case of the Company, amend or permit the adoption of any amendment to its Company Organizational Documents, or (B) in the case of any of the Company Subsidiaries, except for amendments that would not materially restrict the operation of the Company’s businesses, amend or permit the adoption of any amendment to the applicable organizational documents of such Company Subsidiary;

(v)

(A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Mergers) or

(B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than

(1) any such action solely between or among the Company and its wholly owned Subsidiaries or between or among wholly owned Company Subsidiaries or

(2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts that are listed in Section 4.1(b)(v) of the Company Disclosure Letter;

(vi) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries, or a restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries of a similar nature other than any such action solely between or among the Company and its wholly owned Subsidiaries or between or among wholly owned Company Subsidiaries;

(vii) authorize, make or commit to make capital expenditures that are in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures set forth in the Company’s capital budget as set forth in Section 4.1(b)(vii) of the Company Disclosure Letter (the “Company Budget”), except:

(A) to the extent such capital expenditures are specifically described in Section 4.1(b)(vii) of the Company Disclosure Letter,

(B) capital expenditures to repair damage resulting from insured casualty events or

(C) capital expenditures required on an emergency basis to respond to an imminent and substantial risk to safety of human individuals or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(viii) sell, lease, license, transfer, exchange or swap or otherwise dispose of any properties (including Company Real Property) or non-cash assets (excluding material Intellectual Property owned by the Company or any of the Company Subsidiaries, which is subject to clause (x)) with a value in excess of $5,000,000 individually or $10,000,000 in the aggregate, other than

(A) sales, transfers and dispositions of obsolete or worthless equipment,

(B) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or

(C) sales, transfers and dispositions of inventory or other products in the ordinary course of business;

(ix) sell, assign, transfer, license (or grant a covenant not to sue with respect to), abandon, dedicate to the public, permit to lapse, or otherwise dispose of any material Intellectual Property owned by the Company or any of the Company Subsidiaries, other than non-exclusive licenses entered into in the ordinary course of business;

(x)

(A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof or (2) Permitted Encumbrances, or

(B) incur, create, assume or guarantee any Indebtedness, other than:

(1) incurrences in the ordinary course of business consistent with past practice, including incurrences under the Company Credit Agreement in an aggregate principal amount at any time outstanding not exceeding $200,000,000,

(2) transactions solely between or among the Company and its wholly owned Subsidiaries or solely between or among wholly owned Company Subsidiaries, and in each case guarantees thereof,

(3) Indebtedness incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practice and consistent with the parameters set forth on Section 4.1(b)(x)(B)(3) of the Company Disclosure Letter, or

(4) incurrences in connection with the refinancing, renewal, extension, replacement or refunding of the Company Credit Agreement, the Company Term Loan Agreement or any other Indebtedness set forth on Section 4.1(b) of the Company Disclosure Letter so long as the Indebtedness incurred in connection with such refinancing, renewal, extension, replacement or refunding does not exceed the principal amount of such existing Indebtedness being refinanced, renewed, extended, or refunded plus fees, expenses, and accrued and unpaid interest in connection therewith;

provided that in the case of each of foregoing clauses (1) through (4), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on the Company or any of the Company Subsidiaries or (y) subject the Company or any of the Company Subsidiaries, or, following the Closing, Parent or any of the Parent Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligations to make payments on such Indebtedness);

(xi) other than the settlement of any Legal Proceedings reflected or reserved against on the Company Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xiv) and (B) any shareholder litigation against the Company, Parent or their respective directors or officers relating to the Mergers and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving solely the payment of monetary damages by the Company of any amount exceeding $5,000,000 in the aggregate (but excluding any amounts paid on behalf of the Company or any of the Company Subsidiaries by any applicable insurance policy maintained by the Company or any of the Company Subsidiaries); provided that none of the Company nor any of the Company Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise:

(A) involves a material conduct remedy or material injunctive or similar relief,

(B) involves an admission of criminal wrongdoing by the Company or any of the Company Subsidiaries or

(C) has a materially restrictive impact on the business of the Company or any of the Company Subsidiaries (or, following the Closing, Parent or any of the Parent Subsidiaries);

(xii) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company, except as required by GAAP or applicable Law;

(xiii) (A) enter into any lease for real property that would be a material Company Real Property Lease or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under, fail to renew or waive or accelerate any material rights or defer any material liabilities under any material Company Real Property Lease;

(xiv)

(A) make (other than in the ordinary course of business consistent with past practice), change or rescind any material election relating to Taxes,

(B) amend any Tax Return that is reasonably expected to result in a material increase to a Tax liability,

(C) settle or compromise any material Tax claim, assessment, audit or other proceeding by any Taxing Authority,

(D) surrender any right to claim a material refund, offset or other reduction in Tax liability,

(E) change any material method of Tax accounting, except as required by GAAP or applicable Law,

(F) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file) or

(G) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xv) other than in the ordinary course of business consistent with past practice,

(A) enter into or assume any Contract that would have been a Company Material Contract (excluding any Company Benefit Plan) had it been entered into prior to the date of this Agreement or

(B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Company Material Contract (excluding any Company Benefit Plan) or any Contract (excluding any Company Benefit Plan) that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Material Contract;

(xvi) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and any of the Company Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xvii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xviii) enter into a new line of business other than in the ordinary course of business or abandon or discontinue any material existing line of business; or

(xix) agree, resolve or commit to take any action that is prohibited by this Section 4.1(b).

Section 4.2 Covenants of Parent.

(a) Except as provided in Section 4.2(a) of the Parent Disclosure Letter, as required by applicable Law or the rules and regulations of the NYSE, as expressly permitted, contemplated or required by this Agreement, or with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent and each of the Parent Subsidiaries shall:

(i) use commercially reasonable efforts to conduct the business and operations of Parent and each of the Parent Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and

(ii) use commercially reasonable efforts to preserve intact the current business organizations of Parent and any of the Parent Subsidiaries, maintain in effect all existing material Parent Permits (provided that Parent shall have the right to amend or modify such material Parent Permits at its discretion), maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.2(a) shall not prohibit Parent and any of the Parent Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to an emergency condition that presents, or is reasonably likely to present, a risk of harm to human health, any property or asset of Parent or any of the Parent Subsidiaries or the environment; provided, further, that Parent shall, as promptly as reasonably practicable, inform the Company of such condition and any such actions taken pursuant to the prior proviso.

(b) Except as expressly permitted, contemplated or required by this Agreement or as set forth on Section 4.2(b) of the Parent Disclosure Letter, or required by Law or the rules and regulations of the NYSE, during the Pre-Closing Period, Parent and any of the Parent Subsidiaries shall not, without the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of the Company):

(i)

(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Parent or any of the Parent Subsidiaries, except for dividends or distributions by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent;

(B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of the Parent Subsidiaries; or

(C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of the Parent Subsidiaries, except (1) as required by the terms of any capital stock or equity interest of any Parent Subsidiary or (2) as contemplated or permitted by the terms of any Parent Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Parent Equity Award outstanding on the date hereof or issued in accordance with this Agreement);

(ii) except for:

(A) issuances of shares of Parent Common Stock in respect of any settlement of Parent Stock Options, Parent RSUs or Parent PSUs,

(B) the sale of shares of Parent Common Stock issued pursuant to the vesting or settlement of Parent Stock Options, Parent RSUs or Parent PSUs, in each case, if necessary to effectuate the exercise of Parent Stock Options or the withholding of Taxes,

(C) grants of equity awards pursuant to the Parent Stock Plans, other than in the ordinary course of business consistent with past practice, and

(D) transactions solely between or among Parent and its wholly owned Parent Subsidiaries,

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of:

(x) any shares of its capital stock or other ownership interest in Parent or any of the Parent Subsidiaries,

(y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and

(z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii) except as required by the terms of any Parent Benefit Plan or the terms of this Agreement or as permitted pursuant to Section 4.2(b)(ii),

(A) enter into, adopt or terminate any material Parent Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement that would constitute a material Parent Benefit Plan if in effect on the date hereof, or

(B) materially amend any material Parent Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of group welfare benefit plans) that do not materially increase the cost to Parent of maintaining such Parent Benefit Plan,

(iv) (A) in the case of Parent, amend or permit the adoption of any amendment to its Parent Organizational Documents, or (B) in the case of any of the Parent Subsidiaries, except for amendments that would not materially restrict the operation of the Parent’s businesses, amend or permit the adoption of any amendment to the applicable organizational documents of such Parent Subsidiary;

(v)

(A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Mergers); or

(B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than

(1) any such action solely between or among the Company and its wholly owned Subsidiaries or between or among wholly owned Company Subsidiaries,

(2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or

(3) any Permitted Acquisition;

(vi) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Parent or any of the Parent Subsidiaries, or a restructuring, recapitalization or other reorganization of Parent or any of the Parent Subsidiaries of a similar nature other than any such action solely between or among Parent and its wholly owned Subsidiaries or between or among wholly owned Parent Subsidiaries;

(vii)

(A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof or (2) Permitted Encumbrances, or

(B) incur, create, assume or guarantee any Indebtedness, other than:

(1) incurrences in the ordinary course of business consistent with past practice, including incurrences under the Parent Credit Agreement in an aggregate principal amount at any time outstanding not exceeding $375,000,000,

(2) transactions solely between or among Parent and its wholly owned Subsidiaries or solely between or among wholly owned Subsidiaries of Parent, and in each case guarantees thereof,

(3) Indebtedness incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practices,

(4) incurrences in the ordinary course of business for any issuance of any commercial paper notes or

(5) incurrences in connection with the refinancing, renewal, extension, replacement or refunding of the Parent Credit Agreement or any other Indebtedness set forth on Section 4.2(b) of the Parent Disclosure Letter;

provided that in the case of each of foregoing clauses (1) through (5), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on Parent or any of the Parent Subsidiaries or (y) subject Parent or any of the Parent Subsidiaries to any additional covenants or obligations in any material respect (other than the obligations to make payments on such Indebtedness);

(viii) other than the settlement of any Legal Proceedings reflected or reserved against on the Parent Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(ix) and (B) any shareholder litigation against the Company, Parent or their respective directors or officers relating to the Mergers and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving solely the payment of monetary damages by Parent or any of the Parent Subsidiaries of any amount exceeding $5,000,000 in the aggregate (but excluding any amounts paid on behalf of Parent or any of the Parent Subsidiaries by any applicable insurance policy maintained by Parent); provided that none of Parent nor any of the Parent Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise:

(A) involves a material conduct remedy or material injunctive or similar relief,

(B) involves an admission of criminal wrongdoing by Parent or any of the Parent Subsidiaries or

(C) has a materially restrictive impact on the business of Parent.

(ix) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent, except as required by GAAP or applicable Law;

(x)

(A) make (other than in the ordinary course of business consistent with past practice), change or rescind any material election relating to Taxes,

(B) amend any Tax Return that is reasonably expected to result in a material increase to a Tax liability,

(C) settle or compromise any material Tax claim, assessment, audit or other proceeding by any Taxing Authority,

(D) surrender any right to claim a material refund, offset or other reduction in Tax liability,

(E) change any material method of Tax accounting, except as required by GAAP or applicable Law,

(F) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file) or

(G) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xi) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xii) agree, resolve or commit to take any action that is prohibited by this Section 4.2(b).

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

Section 5.1 Investigation.

(a) Each of the Company and Parent shall afford to the other party and to the directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the Pre-Closing Period, to its and its Subsidiaries’ personnel and properties (to the extent and only to the extent the Company or Parent, as applicable, or its Subsidiaries has the right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as Parent or the Company, as applicable, may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement; provided that in no event shall access be provided to conduct any invasive sampling or assessments, including any Phase II assessments or investigations without prior written consent, which consent may be withheld or conditioned in the other party’s sole and absolute discretion. Notwithstanding the foregoing, neither the Company nor Parent nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any applicable Law, Contract or obligation of confidentiality to which such party or any of its Subsidiaries is a party (provided that Parent or the Company, as the case may be, has used its commercially reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 5.1), cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law.

(b) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Mutual Non-Disclosure Agreement, dated as of January 24, 2025, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.2 Registration Statement and Joint Proxy Statement for Stockholder Approval.

(a) As soon as practicable (and in no event later than forty-five (45) days) following the execution of this Agreement, Parent and the Company shall jointly prepare the Registration Statement to be filed by Parent with the SEC, which Registration Statement will include (i) a joint proxy statement in preliminary form, which shall contain each of the Parent Recommendation and the Company Recommendation (unless, in either case, a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws (the “Joint Proxy Statement”) and (ii) a prospectus relating to the Parent Common Stock to be offered and sold pursuant to this Agreement and the First Merger. Parent and the Company shall use their respective commercially reasonable efforts to:

(i) cause the Registration Statement to comply in all material respects with all legal requirements applicable thereto,

(ii) respond as promptly as practicable to and resolve all comments from the SEC concerning the Registration Statement,

(iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing and

(iv) maintain the effectiveness of the Registration Statement for as long as necessary to consummate the transactions contemplated hereby. Each of Parent and the Company shall use its commercially reasonable efforts to mail the Joint Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

Parent shall also use its commercially reasonable efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the Stock Issuance, and each party shall furnish all information concerning such party and the holders of capital stock of such party, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement. No filing of, or amendment or supplement to, or correspondence to, the SEC or its staff with respect to the Registration Statement will be made by Parent, or with respect to the Joint Proxy Statement will be made by the Company or Parent, without providing the other party a reasonable opportunity to review and comment thereon; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Joint Proxy Statement, the other party’s right to comment shall not apply with respect to information (if any) relating to the filing party’s business, financial condition, or results of operations. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Parent and the Company shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld) on any responses to comments of the SEC with respect to the Registration Statement or the Joint Proxy Statement and any amendment to the Registration Statement or the Joint Proxy Statement. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Parent Stockholders or the Company Stockholders, as applicable.

Section 5.3 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and its Company Organizational Documents to duly give notice of, convene and hold a meeting of the Company Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to consider the adoption of this Agreement and the approval of the transactions contemplated hereby, including the First Merger (the “Company Stockholders’ Meeting”). Subject to Section 5.4(b) and (c), the Company will, through the Company Board, recommend that the Company Stockholders adopt this Agreement and will use commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Company Stockholders required by the Company Organizational Documents, the rules of the NYSE or applicable Laws; provided that the Company’s obligations pursuant to the foregoing shall automatically terminate and be of no further effect upon any Company Adverse Recommendation Change. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders’ Meeting (A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company Stockholders or (B) if, as of the time for which the Company Stockholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders’ Meeting and (ii) may adjourn or postpone the Company Stockholders’ Meeting if, as of the time for which the Company Stockholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided that the Company Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date; provided, further, that the Company Stockholders’ Meeting shall not be postponed or adjourned as a result of clause (ii) above for a period of more than ten (10) Business Days in the aggregate without the prior written consent of Parent. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholders’ Meeting (including interim results) as reasonably requested by Parent.

(b) Parent shall take all action necessary in accordance with applicable Laws and its Parent Organizational Documents to duly give notice of, convene and hold a meeting of the Parent Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to vote upon the Parent Proposal (the “Parent Stockholders’ Meeting”). Subject to Section 5.4(e) and (f), Parent will, through the Parent Board, recommend that the Parent Stockholders approve the Parent Proposal and will use commercially reasonable efforts to solicit from the Parent Stockholders proxies in favor of the Parent Proposal and to take all other action necessary or advisable to secure the vote or consent of the Parent Stockholders required by the Parent Organizational Documents, the rules of the NYSE or applicable Laws; provided that Parent’s obligations pursuant to the foregoing shall automatically terminate and be of no further effect upon any Parent Adverse Recommendation Change. Notwithstanding anything to the contrary contained in this Agreement, Parent:

(i) shall be required to adjourn or postpone the Parent Stockholders’ Meeting

(A) to the extent necessary, based on good faith consultation with outside legal counsel, to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent Stockholders or

(B) if, as of the time for which the Parent Stockholders’ Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders’ Meeting and

(ii) may adjourn or postpone the Parent Stockholders’ Meeting if, as of the time for which the Parent Stockholders’ Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval;

provided that the Parent Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date; provided, further, that the Parent Stockholders’ Meeting shall not be postponed or adjourned as a result of clause (ii) above for a period of more than ten (10) Business Days in the aggregate without the prior written consent of the Company.

Parent shall provide updates to the Company with respect to the proxy solicitation for the Parent Stockholders’ Meeting (including interim results) as reasonably requested by the Company.

Section 5.4 Non-Solicitation.

(a) The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of the Company Subsidiaries shall, and the Company shall use its commercially reasonable efforts, and shall cause each of the Company Subsidiaries to use their respective commercially reasonable efforts to, cause their respective Representatives not to:

(i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to the Company or any of the Company Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to the Company,

(ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the properties, books or records of the Company or any of the Company Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person in contemplation of making an Acquisition Proposal with respect to the Company or

(iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which would reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement (each, a “Company Acquisition Agreement”).

Any violation of the foregoing restrictions by any of the Company Subsidiaries or by any Representatives of the Company or any of the Company Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of the Company Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company and the Company Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement, the Company receives a written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not, directly or indirectly, initiated, solicited, knowingly encouraged or knowingly facilitated by the Company or any of the Company Subsidiaries or any of their respective Representatives):

(x) the Company provides Parent the notice required by Section 5.4(g) with respect to such Acquisition Proposal,

(y) the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal with respect to the Company and

(z) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would violate its fiduciary duties; provided that the Company shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the Company Stockholders a position relating to an Acquisition Proposal with respect to the Company pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(b) Except as otherwise provided in this Section 5.4(b) and Section 5.4(c), neither (i) the Company Board nor any committee thereof shall directly or indirectly:

(A) withhold or withdraw (or amend, modify or qualify in a manner adverse to the Parent Parties), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to the Parent Parties), the Company Recommendation,

(B) fail to include the Company Recommendation in the Joint Proxy Statement,

(C) fail to recommend against acceptance of any tender offer or exchange offer for the shares of the Company Common Stock within ten (10) Business Days after the commencement of such offer,

(D) solely upon Parent’s request, fail to reaffirm the Company Recommendation within ten (10) Business Days of receipt by the Company Board of such request,

(E) make any public statement inconsistent with the Company Recommendation, or

(F) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company;

(any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) nor (ii) shall the Company or any of the Company Subsidiaries execute or enter into a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to the Company that was not, directly or indirectly, initiated, solicited, knowingly encouraged or knowingly facilitated by the Company or any of the Company Subsidiaries or any of their respective Representatives, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iv); provided that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal with respect to the Company or terminate this Agreement pursuant to Section 7.1(d)(iv):

(x) until four (4) Business Days after the Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal,

(y) if during such four (4) Business Day period, Parent proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to the Company and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Company Notice and a new two (2) Business Day period under this Section 5.4(b)), and

(z) unless the Company Board, after consultation with outside legal counsel, determines that the failure to make a Company Adverse Recommendation Change would violate its fiduciary duties.

(c) Other than in connection with a Superior Proposal (which shall be subject to Section 5.4(b) and shall not be subject to this Section 5.4(c)), at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Company Intervening Event, the Company Board may make a Company Adverse Recommendation Change described in clause (A) or clause (B) of the definition thereof if the Company Board (i) determines in good faith, after consultation with the Company’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Company Adverse Recommendation Change would violate its fiduciary duties and (ii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided that (x) the Company Board may not make such a Company Adverse Recommendation Change until the fourth (4th) Business Day after receipt by Parent of the Company Notice of Change and (y) during such four (4) Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.

(d) Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of the Parent Subsidiaries shall, and Parent shall use its commercially reasonable efforts, and shall cause each of the Parent Subsidiaries to use their respective commercially reasonable efforts to, cause their respective Representatives not to:

(i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any of the Parent Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to Parent,

(ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of the Parent Subsidiaries or afford access to the properties, books or records of Parent or any of the Parent Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person in contemplation of making an Acquisition Proposal with respect to Parent or

(iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to Parent (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which would reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement (each, a “Parent Acquisition Agreement”).

Any violation of the foregoing restrictions by any of the Parent Subsidiaries or by any Representatives of Parent or any of the Parent Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Parent or any of the Parent Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, Parent and the Parent Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if:

(w) after the date of this Agreement, Parent receives a written Acquisition Proposal with respect to Parent from such third party (and such Acquisition Proposal was not, directly or indirectly, initiated, solicited, knowingly encouraged or knowingly facilitated by Parent or any of the Parent Subsidiaries or any of their respective Representatives),

(x) Parent provides the Company the notice required by Section 5.4(g) with respect to such Acquisition Proposal,

(y) the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal with respect to Parent, and

(z) the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would violate its fiduciary duties; provided that Parent shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party.

Nothing contained in this Section 5.4 shall prohibit Parent or the Parent Board from taking and disclosing to the Parent Stockholders a position relating to an Acquisition Proposal with respect to Parent pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(e) Except as otherwise provided in this Section 5.4(e) and Section 5.4(f), neither (i) the Parent Board nor any committee thereof shall directly or indirectly:

(A) withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), the Parent Recommendation or the Parent Proposal,

(B) fail to include the Parent Recommendation in the Joint Proxy Statement,

(C) fail to recommend against acceptance of any tender offer or exchange offer for the shares of the Parent Common Stock within ten (10) Business Days after the commencement of such offer,

(D) solely upon the Company’s request, fail to reaffirm the Parent Recommendation within ten (10) Business Days of receipt by the Parent Board of such request,

(E) make any public statement inconsistent with the Parent Recommendation, or

(F) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent;

(any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) nor (ii) shall Parent or any of the Parent Subsidiaries execute or enter into a Parent Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Parent that was not, directly or indirectly, initiated, solicited, knowingly encouraged or knowingly facilitated by Parent or any of the Parent Subsidiaries or any of their respective Representatives, the Parent Board may make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iv); provided that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change in response to a Superior Proposal with respect to Parent or terminate this Agreement pursuant to Section 7.1(c)(iv):

(x) until four (4) Business Days after Parent provides written notice to the Company (a “Parent Notice”) advising the Company that the Parent Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal,

(y) if during such four (4) Business Day period, the Company proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Parent and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Parent Notice and a new two (2) Business Day period under this Section 5.4(e)); and

(z) unless the Parent Board, after consultation with outside legal counsel, determines that the failure to make a Parent Adverse Recommendation Change would violate its fiduciary duties.

(f) Other than in connection with a Superior Proposal (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Parent Intervening Event, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) or clause (B) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with Parent’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Parent Adverse Recommendation Change would violate its fiduciary duties and (ii) provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the fourth (4th) Business Day after receipt by the Company of the Parent Notice of Change and (y) during such four (4) Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.

(g) The parties agree that in addition to the obligations of the Company and Parent set forth in the foregoing clauses (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt thereof, the Company or Parent, as applicable, shall advise the other party, in writing of any request for information or any Acquisition Proposal with respect to the Company or Parent, as applicable, received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company or Parent, as applicable, shall promptly provide to the other party copies of any written materials received by the Company or Parent, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and Parent agrees that it shall simultaneously provide to the other party any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to such other party. The Company and Parent shall keep the other party fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of the Company and Parent agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided that prior to, but not after, obtaining the Company Stockholder Approval or Parent Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board or Parent Board (as applicable) determines in good faith after consultation with the Company’s or Parent’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, the Company or Parent (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to the Company or Parent (as applicable), on a confidential basis; provided, further, however, that the Company or Parent (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action.

(h) Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring such party or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.

Section 5.5 Regulatory Filings.

(a) As promptly as reasonably practicable (but in no event later than ten (10) Business Days following the date of this Agreement), the Company shall provide Parent with all information required for Parent to complete its determination of where filings are required under the Antitrust Laws (other than the HSR Act) and Foreign Investment Laws. No later than the date which is twenty (20) Business Days following the date of this Agreement, Parent shall deliver to the Company a list of jurisdictions where filings are reasonably required or advisable pursuant to Antitrust Laws (other than the HSR Act) and Foreign Investment Laws, as identified by Parent following good faith consultation with the Company, which jurisdictions shall be deemed to be automatically incorporated into and included in Section 5.5(a) of the Parent Disclosure Letter (including, for the avoidance of doubt, for the purposes of Section 2.5(a)(iii), Section 3.5(a)(iii) and Section 6.1(d)). The provisions of this Section 5.5 shall apply to the filings required in these jurisdictions.

(b) As promptly as reasonably practicable (but in no event later than twenty-five (25) Business Days following the date of this Agreement with respect to the filing under the HSR Act and forty (40) Business Days following the date of this Agreement with respect to the filings in the jurisdictions listed in Section 5.5(a) of the Parent Disclosure Letter), each party shall file all applicable notices, reports or other draft filings, as applicable, and other documents required to be filed with any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, including Notification and Report Forms pursuant to the HSR Act and as required under any applicable Antitrust Laws and Foreign Investment Laws in the jurisdictions identified in Section 5.5(a) of the Parent Disclosure Letter, and shall supply the other party with any information which may be required to effectuate such filings, and shall make an appropriate response as promptly as reasonably practicable to any request for additional information by a Governmental Entity in connection with the filings under the HSR Act and any applicable Antitrust Laws and Foreign Investment Laws in the jurisdictions identified in Section 5.5(a) of the Parent Disclosure Letter. The parties shall use reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(b) so as to preserve any applicable privilege.

(c) No party shall independently participate in any meeting, or engage in any substantive discussion, with any Governmental Entity in respect to any filings, investigation or other inquiry with respect to the Mergers or any of the transactions contemplated by this Agreement without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance, and consider in good faith the views of the other party in connection with, any proposed communication by such party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR

Act, other applicable Antitrust Laws and Foreign Investment Laws or any applicable state Laws in connection with the Mergers and the other transactions contemplated by this Agreement. Parent shall determine the strategy to be used for obtaining the expiration or termination of the waiting period under the HSR Act and any other clearances required or advisable under any applicable Law, including Antitrust Laws and Foreign Investment Laws in the jurisdictions identified in Section 5.5(a) of the Parent Disclosure Letter, in connection with this Agreement or the transactions contemplated by this Agreement, and in doing so shall consult and cooperate with the Company and consider the Company’s views in good faith.

(d) Each party shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly inform the other party of any communication to or from any Governmental Entity regarding the Mergers.

(e) Subject to the conditions and upon the terms of this Agreement, each party shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the Mergers and make effective the other transactions contemplated by this Agreement as promptly as reasonably practicable. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party shall:

(i) reasonably cooperate with the other party, execute and deliver further documents, certificates, agreements and instruments, and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder);

(ii) give all notices (if any) required to be made and given by such party in connection with the Mergers and the other transactions contemplated by this Agreement;

(iii) use commercially reasonable efforts to obtain as promptly as practicable the expiration or termination of the waiting period under the HSR Act and to obtain any required approvals, clearances, expirations of waiting periods under Antitrust Laws and Foreign Investment Laws in the jurisdictions identified in Section 5.5(a) of the Parent Disclosure Letter; and

(iv) use commercially reasonable efforts to obtain each other approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Mergers or any of the other transactions contemplated by this Agreement (provided that parties shall not be required to pay any fees or make any other payments to any such Person to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law, which shall be paid by Parent)).

(f) Without limiting Section 5.5(e), each party shall use reasonable best efforts to avoid or eliminate each and every impediment under Antitrust Laws and Foreign Investment Laws so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date), including (i) using reasonable best efforts to avoid the entry of, or to have vacated or terminated as promptly as practicable and in any event before the Termination Date, any Order that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits (including appeal) any relevant claim asserted in any court by any Person and (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise:

(w) the sale, divestiture or disposition of businesses, product lines or assets of Parent, the Company and their respective Subsidiaries,

(x) any conditions relating to, or changes or restrictions in, the operations of any such businesses, product lines or assets,

(y) any modification of the terms of sale with any customer, vendor or other third party and

(z) otherwise taking or committing to take actions that after the Closing Date would limit Parent or any Parent Subsidiary’s freedom of action with respect to, or its or their ability to retain any such businesses, product lines or assets

(each of (w), (x), (y) and (z), a “Regulatory Remedy”); provided, that notwithstanding anything to the contrary in this Agreement, neither party shall be required to effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Mergers, it being understood that any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination; provided, further, that (x) for this purpose, Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of (xx) Parent and its Subsidiaries and (yy) the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement; provided, further, that any Regulatory Remedy may be conditioned upon the consummation of the Mergers. Parent shall not, and shall not permit its Subsidiaries or controlled Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of any actions or nonactions, waivers, clearances, expirations or terminations of waiting periods, consents or approvals from Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) materially delay or otherwise prevent the consummation of the transactions contemplated by this Agreement.

Section 5.6 Company Equity Awards.

(a) Company Restricted Stock.

(i) At the Effective Time, each share of restricted Company Common Stock issued under a Company Stock Plan that vests solely based on the holders continued employment or services (“Company Restricted Stock”) that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, LLC Sub, the Company or the holder thereof, immediately vest with respect to 100% of the Company Restricted Stock, which shares of Company Restricted Stock shall be converted into the right to receive (A) the Merger Consideration in accordance with Section 1.6(a)(ii) with respect to each share of Company Common Stock and (B) an amount in cash equal to the accrued but unpaid dividends with respect to such Company Restricted Stock, in each case, payable or deliverable by the Surviving Corporation as soon as reasonably practicable, but no later than, five (5) Business Days following the Effective Time.

(b) Company RSUs.

(i) At the Effective Time, each restricted stock unit issued under a Company Stock Plan that vests solely based on the holders continued employment or services (a “Company RSU”) that was granted prior to February 2024 and is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, LLC Sub, the Company or the holder thereof, immediately vest with respect to 100% of the shares of Company Common Stock subject to such Company RSU, which shares of Company Common Stock shall be converted into the right to receive (A) the Merger Consideration in accordance with Section 1.6(a)(ii) with respect to each share of Company Common Stock, reduced by the number of shares of Parent Common Stock required or permitted to be deducted to satisfy applicable withholding and similar taxes arising in connection with the treatment under this Section 5.6(b)(i) and (B) an amount in cash equal to the accrued but unpaid dividend equivalents with respect to such Company RSU, if any, less applicable withholding and similar taxes, in each case, payable or deliverable by the Surviving Corporation as soon as reasonably practicable, but no later than, five (5) Business Days following the Effective Time.

(ii) At the Effective Time, each outstanding Company RSU that was granted in February 2024 or later and is outstanding immediately prior to the Effective Time shall be canceled and converted into an award of restricted stock units in respect of Parent Common Stock (each, a “Parent RSU Award”) in respect of that number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (1) the total number of shares of Company Common Stock subject to such award of Company RSUs immediately prior to the Effective Time multiplied by (2) the Exchange Ratio. Such Parent RSU Award shall vest and be payable on the same terms and conditions (including “double-trigger” vesting provisions) as are set forth in the corresponding award agreement (except that such award will be payable in Parent Common Stock).

(c) Company PSUs.

(i) At the Effective Time, each restricted stock unit issued under a Company Stock Plan that vests based on the achievement of performance metrics (a “Company PSU”) that was granted prior to February 2024 and is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Closing and without any action by Parent, Merger Sub, LLC Sub, the Company or the holder thereof, be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the number of shares of Company Common Stock (rounded to the nearest share) subject to the Company PSU, which shares of Company Common Stock shall be converted into the right to receive (A) the Merger Consideration in accordance with Section 1.6(a)(ii) with respect to each share of Company Common Stock subject to such Company PSU, reduced by the number of shares of Parent Common Stock required or permitted to be deducted to satisfy applicable withholding and similar taxes arising in connection with the treatment under this Section 5.6(c)(i) and (B) an amount in cash equal to the accrued but unpaid dividend equivalents with respect to such Company PSU, if any, less applicable withholding and similar taxes, in each case, payable or deliverable by the Surviving Corporation as soon as reasonably practicable, but no later than, five (5) Business Days following the Effective Time. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company PSU shall be deemed to be the number of shares subject to the Company PSU with performance deemed achieved in accordance with the terms and conditions of the applicable award agreement governing such Company PSU immediately prior to the Effective Time.

(ii) At the Effective Time, each outstanding Company PSU that was granted in February 2024 or later and is outstanding immediately prior to the Effective Time shall be canceled and converted into a Parent RSU Award in respect of that number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (1) the total number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time multiplied by (2) the Exchange Ratio. Such Parent RSU Award shall vest and be payable on the same terms and conditions (including “double-trigger” vesting provisions) as are set forth in the corresponding award agreement (except that such award will be payable in Parent Common Stock and such award will no longer be subject to performance metrics). For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to such Company PSU shall be deemed to be the number of shares subject to the Company PSU with performance deemed achieved, except as set forth on Section 5.6(c)(ii) of the Company Disclosure Letter, in accordance with the terms and conditions of the applicable award agreement governing such Company PSU immediately prior to the Effective Time.

(d) Section 409A. To the extent that any award described in this Section 5.6 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Required Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Benefit Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 5.6, including making any determinations or adopting resolutions of the Company Board or a committee thereof or any administrator of a Company Benefit Plan as may be necessary. Parent and Parent Board shall take all actions that are necessary for the treatment of Company RSUs and Company PSUs pursuant to this Section 5.6, including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 5.6. If registration of any plan interests in any Company Benefit Plan or the shares of Parent Common Stock issuable in satisfaction of any Company RSUs and Company PSUs following the Effective Time (and giving effect to this Section 5.6) is required under the Securities Act, Parent shall file with the SEC as soon as reasonably practicable (but in no event later than ten (10) Business Days) on or after the Closing Date a registration statement on Form S-8 with respect to such plan interests or shares of Parent Common Stock, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the relevant Company RSUs or Company PSUs remain outstanding or in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required. Without limiting the generality of the foregoing, promptly following the Effective Time (but in no event later than ten (10) Business Days), Parent shall deliver, or cause to be delivered, to each holder of a Company RSUs and Company PSUs, determined as of immediately prior to the Effective Time, an appropriate notice setting forth such holder’s rights pursuant thereto.

Section 5.7 Employee and Labor Matters.

(a) Except as otherwise expressly set forth herein, and subject to applicable Law and any obligations under any Labor Agreement, the Company and Parent agree that, for the period beginning at the Effective Time and ending one (1) year following the Effective Time, each individual who is an employee of the Company or any of the Company Subsidiaries as of the Effective Time and who continue to remain employed with Parent or its Subsidiaries following the Effective Time (collectively, the “Company Employees”) shall be provided with:

(i) base wage rate or base salary, as applicable, that are no less favorable than were provided to the Company Employees immediately prior to the Effective Time,

(ii) short-term cash incentive opportunities (excluding any retention, change in control, transaction or similar compensation, and any equity-based compensation opportunities) that are (A) substantially comparable, in the aggregate, to those to which such Company Employee was entitled immediately prior to the Effective Time or (B) substantially comparable, in the aggregate, to those provided to similarly-situated employees employed by Parent or any Parent Subsidiary,

(iii) severance benefits that are (A) substantially comparable to those to which such Company Employee was entitled immediately prior to the Effective Time or (B) substantially comparable to those provided to similarly-situated employees employed by Parent or any Parent Subsidiary, and

(iv) health, welfare, and fringe benefits (excluding any equity-based, long-term incentive, retention, change in control or similar one-time or special benefits or arrangements, any defined benefit pension, non-qualified deferred compensation, and post-termination or retiree health or welfare benefits (collectively, the “Excluded Benefits”)) that are that are substantially comparable in the aggregate to (a) those that were provided to the Company Employees immediately prior to the Effective Time under the Company Benefit Plans listed under Section 2.12(a) of the Company Disclosure Letter or (b) those provided to similarly situated employees of Parent or any Parent Subsidiary, in each case, excluding the Excluded Benefits.

(b) Subject to applicable Law, for purposes of vesting, eligibility to participate and, solely for vacation and paid time off policies, determining levels of benefits (but not, for the avoidance of doubt, for purposes of benefit accrual under any defined benefit pension plan) under the Parent Benefit Plans in which Company Employees participate after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries before the Effective Time, to the same extent and for the same purpose as such Company Employee was entitled, before the Effective Time, to credit for such service under the corresponding Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time; provided that such service crediting shall not be required to the extent it would result in a duplication of benefits, compensation or coverage for the same period of service and shall not apply for any purposes under any Excluded Benefit. In addition, and without limiting the generality of the foregoing provisions of this clause (b), for the plan year in which the Effective Time occurs (or if later, during the plan year in which such participation first commences), Parent shall use commercially reasonable efforts to cause: (i) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents to the same extent waived or satisfied under the corresponding Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (ii) eligible expenses paid by each Company Employee and his or her covered dependents during the plan year that includes the Effective Time under the Company Benefit Plans that are group health plans to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents under the corresponding New Plan that is a group health plan.

(c) From and after the Effective Time, Parent shall honor, and shall cause its Subsidiaries (including the Surviving Corporation) to honor, in accordance with its terms (including terms related to the amendment or termination thereof), each employment, severance and termination agreement between the Company or any Company Subsidiaries, and any current or former officer, director or employee of any such company, to the extent such terms are in effect on the date hereof.

(d) At the written request of Parent provided no later than five (5) days prior to the Closing Date, the Company or the applicable Company Subsidiary shall, at least one day prior to the Closing Date, adopt written resolutions (the form of which shall have been approved by Parent, whose approval shall not be unreasonably withheld) to terminate any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) and to fully vest all participants under the Company 401(k) Plan, such termination and vesting to be effective no later than the day preceding the Closing Date. To the extent the Company 401(k) Plan is terminated pursuant to the foregoing sentence, as soon as administratively practicable following the Closing Date, the Parent shall provide that each Company Employee that participates in the Company 401(k) Plan immediately prior to the Closing Date shall be eligible to participate in a Parent Benefit Plan that is intended to qualified under Section 401(a) of the Code of Parent or one of its Affiliates (the “Parent 401(k) Plan”) and such Parent 401(k) Plan shall accept “eligible rollover distributions” (as such term is defined under Section 402(c)(4) of the Code) in the form of cash, promissory note (in the case of loans) to the extent allowable under the terms of the Parent 401(k) Plan or any combination thereof, from the Company 401(k) Plan to the extent elected by a Company Employee.

(e) Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms and applicable Law.

(f) Prior to the Closing, the Company or the applicable Company Subsidiary shall fully and timely satisfy all notice, information, consultation, bargaining or consent obligations owed to any labor union, works council, labor organization or employee representative, which is representing any employee of the Company or the Company Subsidiaries, or any applicable labor tribunal, in connection with the transactions contemplated by this Agreement.

(g) Nothing contained in this Section 5.7 (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee, director, officer or individual service provider or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Company Employee or any other Person, (ii) be considered or deemed to establish, amend or modify any Parent Benefit Plan, Company Benefit Plan, New Plan or any other benefit or compensation plan, program, policy, agreement, arrangement or Contract, (iii) limit the ability of Parent, any Parent Subsidiary or the Surviving Company or any of their respective Affiliates to amend, modify or terminate any Parent Benefit Plan, Company Benefit Plan, New Plan or any other benefit or compensation plan, program, policy, agreement or arrangement or (iv) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. The provisions of this Section 5.7 shall not be construed to prevent the termination of employment of any Company Employee.

(h) Prior to making any broad-based communication or written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated in this Agreement (including any schedules hereto), each party shall provide the other party with a copy of the intended communication, and such other party shall have a reasonable period of time to review and comment on the communication. The Company and Parent shall cooperate in providing any such mutually agreeable communication.

(i) It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the arrangements identified on Section 5.7(g) of the Company Disclosure Letter.

Section 5.8 Indemnification of Officers and Directors.

(a) From and after the Effective Time, to the fullest extent permitted by Law, each of Parent and the Surviving Company shall jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith), in the same manner as provided by the Company immediately prior to the date of the Agreement, each present and former director and officer of (i) the Company or any of the Company Subsidiaries or (ii) any other Entity that was serving in such capacity at the Company’s request (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the Indemnified Party is or was an officer or director of the Company, any of the Company Subsidiaries or such other Entity, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Mergers and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.

(b) For a period of six (6) years from the Effective Time, the organizational documents of the Surviving Company shall contain provisions no less favorable with respect to elimination of liability, indemnification and advancement of expenses of individuals who were directors and officers of the Company prior to the Effective Time than are set forth, as of the date of this Agreement, in the Company’s certificate of incorporation and bylaws.

(c) Parent and the Surviving Company shall cause to be put in place, and Parent shall fully prepay prior to the Closing, “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies for the Persons who, as of the date of this Agreement, are covered by the Company’s existing directors’ and officers’ liability insurance (the “D&O Insurance”), with terms, conditions, retentions and levels of coverage that are at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Notwithstanding anything to the contrary in the foregoing, in no event shall Parent or the Surviving Company be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company (or Parent on the Surviving Company’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to Section 5.8(a), any Indemnified Party wishing to claim such indemnification shall notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Parent or the Surviving Company. In the event of any such claim, action, suit, proceeding or investigation: (i) Parent or the Surviving Company shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Parent nor the Surviving Company will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent or the Surviving Company elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Company and the Indemnified Party, the Indemnified Party may retain legal counsel reasonably satisfactory to Parent and to the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), and Parent or the Surviving Company shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Parent and the Surviving Company shall be obligated pursuant to this Section 5.8(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by Parent or the Surviving Company if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Parent or the Surviving Company; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Surviving Company elects to assume such defense; (iii) Parent and the Surviving Company shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), in each case if Parent or the Surviving Company elects not to assume such defense; and (iv) Parent and the Surviving Company shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation or such Indemnified Party otherwise consents in writing.

(e) If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 5.8.

(f) The provisions of this Section 5.8:

(i) shall survive the consummation of the Mergers and continue in full force and effect,

(ii) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives,

(iii) shall be binding on all successors and assigns of Parent and the Surviving Company and

(iv) shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.

(g) The rights of the Indemnified Parties under this Section 5.8 shall be in addition to any rights such Indemnified Parties may have under the Company Organizational Documents or under any applicable Contracts or Laws in effect on the date of this Agreement and, in the case of such documents and Contracts, disclosed to Parent prior to the execution hereof or as disclosed in the Company SEC Documents, Parent shall, and shall cause the Surviving Company to, honor and perform under all indemnification agreements entered into by the Company or any of the Company Subsidiaries in effect on the date of this Agreement and disclosed to Parent prior to the execution hereof or as disclosed in the Company SEC Documents, and any provisions under any such applicable Contracts (including such indemnification agreements) shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder of any such individual.

Section 5.9 Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon any press release or other public statements with respect to the Mergers or the other transactions contemplated by this Agreement; provided that no such consultation shall be required if, prior to the date of such release or public statement, a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 5.4; provided, further that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its commercially reasonable efforts to consult with the other party on a timely basis and (b) each of the Company and Parent may, without such consultation, issue public announcements or make other public disclosures regarding this Agreement or the transactions contemplated by this Agreement that are consistent with disclosures in press releases or public statements previously approved by the other party or made by either party in compliance with this Section 5.9. No provision of this Agreement shall prohibit either the Company or Parent from issuing any press release or public statement in the event of a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change that is in either case in compliance in all respects with the terms of Section 5.4.

Section 5.10 NYSE Listing of Additional Shares; Delisting.

(a) Parent shall, in accordance with the requirements of the NYSE, file with the NYSE a subsequent listing application (“Subsequent Listing Application”) and cause the shares of Parent Common Stock to be issued to Company Stockholders pursuant to this Agreement to be approved for listing for trading on the NYSE, subject to official notice of issuance, prior to the Closing Date.

(b) Prior to the Closing, upon Parent’s request, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to be taken prior to the Closing to enable the delisting of Company Common Stock from the NYSE and the termination of the Company’s registration of Company Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with the Company’s obligations under the Exchange Act.

Section 5.11 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent, the Company, the Parent Board and the Company Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

Section 5.12 Section 16. Parent shall, prior to the Effective Time, cause the Parent Board to approve the issuance of Parent equity securities in connection with the Mergers with respect to any directors, officers or other employees of the Company who, as a result of their relationship with Parent as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Company Board shall approve the disposition of the Company’s equity securities (including derivative securities) in connection with the Mergers by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 5.13 Notice of Changes. Each of the Company and Parent shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining Knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date.

Section 5.14 Tax Matters.

(a) Each of the Company and Parent will (i) use its commercially reasonable efforts to cause the Mergers, taken together, to qualify and (ii) not take (and will prevent any controlled Affiliate of such party from taking) any action that could reasonably be expected to prevent the Mergers, taken together, from qualifying, in each case, for the Reorganization Treatment. Each of the Company and Parent shall report the Mergers, taken together, as qualifying for the Reorganization Treatment and shall not take any position inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. The relevant parties will file and retain such information as will be required under Treasury Regulations Section 1.368-3.

(b) The Company and Parent will use commercially reasonable efforts to cooperate with one another in connection with the issuance of any opinion of counsel relating to the Reorganization Treatment (including, if required, in connection with the filing or effectiveness of the Registration Statement), including using commercially reasonable efforts to deliver to the relevant counsel tax representation letters, dated as of the Closing Date (and, if required, as of the effective date of the Registration Statement) and signed by an officer of the Company or Parent, as applicable, in form and substance reasonably acceptable to such counsel, containing customary representations as are reasonably necessary or appropriate for such counsel to render such opinion on the Closing Date (and, if required, as of the effective date of the Registration Statement); provided that, if in connection with the filing or effectiveness of the Registration Statement, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Mergers be prepared and submitted in connection with such Registration Statement, Parent and the Company shall use its commercially reasonable efforts to cause both Kirkland & Ellis LLP (on behalf of Parent) and Akin Gump (on behalf of the Company) (or other nationally recognized counsel reasonably satisfactory to Parent or the Company, as applicable) to furnish such tax opinion, subject to customary assumptions and limitations.

(c) Each of the Company and Parent will (i) notify the other party promptly upon becoming aware of any reason to believe that the Mergers, taken together, may not qualify for the Reorganization Treatment and (ii) provide such information as their relevant equityholders that qualify as “significant holders” may reasonably require to file a statement with their U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b).

(d) This Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(e) For the avoidance of doubt, each party acknowledges and agrees that its obligation to effect the Mergers is not subject to any condition or contingency with respect to the Mergers, taken together, qualifying for the Reorganization Treatment.

Section 5.15 Treatment of Existing Indebtedness. The Company shall use reasonable best efforts to deliver to Parent at least three (3) Business Days prior to the Closing (and in any event shall deliver prior to or at the Closing), (A) with respect to the Company Term Loan Agreement, based on direction from Parent reasonably in advance of the Closing, either a consent and amendment from the requisite lenders thereunder to permit a “Change of Control” (as defined in the Company Term Loan Agreement), the Mergers and other transactions contemplated hereby (including any Debt Financing (as defined in Section 5.18)), in form and substance reasonably acceptable to Parent, or have delivered a Payoff Letter (as defined below) and (B) with respect to the Company Credit Agreement and, if applicable, the Company Term Loan Agreement, an executed Payoff Letter applicable to such credit facility (each, a “Payoff Letter”), in each case, in a form and substance reasonably acceptable to Parent, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under the Company Credit Agreement and under the Company Term Loan Agreement, as applicable. Each Payoff Letter shall:

(a) confirm the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness under the Company Credit Agreement or the Company Term Loan Agreement, as applicable, as of the anticipated Closing Date (and the daily accrual of interest thereafter),

(b) contain payment instructions,

(c) evidence the satisfaction, release and discharge of the Indebtedness and all obligations (other than those obligations that pursuant to the terms of the Company Credit Agreement or the Company Term Loan Agreement, as applicable, survive termination) together with the termination and release of all liens on the assets and equity interests of the Company and the Company Subsidiaries securing obligations, under the Company Credit Agreement or the Company Term Loan Agreement, as applicable and

(d) provide authorization to the Company or its assignee to file documentation effecting the release of liens associated with the collateral securing the obligations under the Company Credit Agreement or the Company Term Loan Agreement, as applicable.

Prior to or at the Closing, the Company shall have delivered (by the applicable date required under the terms of the Company Credit Agreement or the Company Term Loan Agreement, respectively) any notices, in form and substance reasonably acceptable to Parent, necessary to permit the prepayment, payoff, discharge and termination in full by Parent, and Parent hereby agrees to prepay, payoff, discharge and terminate, at the Closing of all Indebtedness under the Company Credit Agreement and, if applicable, the Company Term Loan Agreement on the Closing Date.

Section 5.16 Shareholder Litigation. The Company shall give Parent prompt notice of, and a reasonable opportunity to participate in the defense or settlement of, any shareholder litigation against the Company or its directors or officers relating to the Mergers and the other transactions contemplated by this Agreement (“Shareholder Litigation”), and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall keep Parent reasonably informed on a current basis regarding any Shareholder Litigation, whether commenced prior to or after the execution and delivery of this Agreement and shall give consideration to Parent’s advice with respect to such litigation. The Company shall not settle any Shareholder Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.17 Governance. Prior to the Effective Time, Parent shall take all actions as may be necessary to cause the number of directors constituting the Parent Board as of the Effective Time to be increased by two (2) members to a total of ten members. Prior to the date that the Joint Proxy Statement is first filed pursuant to Section 5.2(a), Parent shall offer to interview each of the persons set forth on Section 5.17 of the Parent Disclosure Letter, and following such interviews, select two (2) such persons to be appointed to the Parent Board to fill the vacancies on the Parent Board created by such increase (effective immediately upon the Closing) (collectively, the “Company Directors”). Prior to the Effective Time, the Parent Board shall take all necessary actions for the Company Directors to be appointed to the Parent Board to fill the vacancies on the Parent Board created by such increase (effective immediately upon the Closing). If any such selected Company Director is unable or unwilling to serve, for any reason, as a director on the Parent Board at the Effective Time, Parent shall have the right to designate any other Person set forth on Section 5.17 of the Parent Disclosure Letter to fill a vacancy on the Parent Board created by such increase (effective upon the Closing).

Section 5.18 Financing Cooperation.

(a) On or prior to the Closing Date, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain, or cause its Subsidiaries, as applicable, to consummate and obtain, the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter as promptly as practicable including using its, and causing their Subsidiaries to use their, reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter (and to comply with their respective obligations thereunder) until the Closing, (ii) timely (and in any event by the Closing) negotiate and enter into definitive agreements with respect to the facilities contemplated by and to the extent required under the Debt Commitment Letter on the terms and conditions set forth therein, and (iii) satisfy or cause to be waived on a timely basis all conditions to funding applicable to the Parent and its Subsidiaries set forth in the Debt Commitment Letter, or to the extent that the Debt Financing is contemplated to be an Increase (as defined in the Parent Credit Agreement), the Parent Credit Agreement, or such definitive agreements that are within their (or any of their Subsidiaries’) control and otherwise comply with its obligations thereunder. In furtherance and not in limitation of the foregoing, Parent undertakes not to agree to (I) any amendment without the consent of the Company (x) to the Debt Commitment Letter that would reduce the amount of the Debt Financing provided thereunder to an amount less than Parent would need, together with all other sources of funding available to them, to fund the Debt Financing Amounts by the Closing or (y) to the conditions to the funding of the Debt Financing thereunder in a manner that would reasonably be expected to prevent or impede or delay the consummation of the transactions contemplated hereby (collectively, the “Restricted Financing Letter Amendments”) or (II) the termination of the Debt Commitment Letter to the extent doing so could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby, including the ability of Parent to timely pay amounts payable under or in connection with this Agreement; provided that, Parent may replace, amend, supplement or modify the Debt Commitment Letter to the extent not prohibited by this Section 5.18(a) (including to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) that have not executed the Debt Commitment Letter as of the date of this Agreement, together with any conforming or ministerial changes related thereto), but only if such replacement, amendment, supplement or modification, individually or in the aggregate, would not result in the occurrence of a Restricted Financing Letter Amendment. Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Debt Commitment Letter or any definitive agreements relating to the Debt Financing. Upon any such amendment, replacement, supplement, modification, consent or waiver under the Debt Commitment Letter in accordance with this Section 5.18(a), the term “Debt Commitment Letter” (and consequently the terms “Debt Financing” and “Financing” shall mean the Debt Financing contemplated by such Debt Commitment Letter as so replaced, amended, supplemented, modified or waived). In the period between the date of this Agreement and the Closing Date, Parent shall (A) reasonably promptly upon request from the Company, provide the Company updates about the preparation of the financing of the transactions contemplated hereby and (B) promptly inform the Company after becoming aware of any circumstance or event which could reasonably be expected to prevent or impede or delay Parent’s ability to obtain funds sufficient to fund the Debt Financing Amounts by the Closing. Without prejudice to Parent’s contractual responsibility to pay the amounts when due and payable under or in connection with this Agreement, the Company hereby acknowledges and agrees that, to the extent other financing (or financing commitments) is available to Parent to timely pay the Debt Financing Amounts, Parent may finance the Debt Financing Amounts using such other financing (or financing commitments) or a portion thereof.

(b) Subject to the terms and conditions of this Agreement and using its reasonable best efforts, the Company shall, and shall use its reasonable best efforts to cause each Company Subsidiary and their Representatives to use reasonable best efforts to, provide cooperation in connection with the arrangement of the Debt Financing or any other any debt financing to be incurred in relation to, in contemplation of or as a result of the transactions (the “Financing”) as may be reasonably requested by Parent. Such cooperation shall include reasonable best efforts by the Company and each Company Subsidiary to:

(i) participate in a reasonable number of meetings, presentations, information, drafting or diligence sessions, customary presentations and sessions with prospective debt financing sources and rating agencies, as applicable, in each case on reasonable advance notice, including providing direct contact between appropriate members of senior management, advisors and auditors of the Company, on the one hand, and the actual and potential financing sources and ratings agencies, as applicable, on the other hand;

(ii) (x) to the extent not publicly available, furnish, all historical financials available to the Company and each Company Subsidiary and other information related to the Company and the Company Subsidiaries and any additional financial statements, schedules, business or other financial data relating to the Company and the Company Subsidiaries, in each case, that is customarily included in offering or marketing material for applicable Financing or reasonably necessary for the completion of such Financing and (y)

reasonably cooperate with all other marketing efforts, including the preparation of customary authorization and management representation letters, one or more confidential information memoranda or other marketing or syndication materials, and rating agency presentations of Parent and the debt financing sources, in each case in connection with any Financing;

(iii) furnish, at least five (5) Business Days prior to the Closing, such documentation and information as is reasonably requested by Parent at least nine (9) Business Days prior to the Closing in connection with Economic Sanctions/Trade Laws, Money-Laundering Laws, and any other applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, and if the Company or any Company Subsidiary qualifies as a “legal entity customers” under the Beneficial Ownership Regulation, information regarding the Company or any such Company Subsidiary necessary to complete a Beneficial Ownership Certification with respect to the Company or any such Company Subsidiaries, in each case, to satisfy the conditions precedent to any Financing;

(iv) execute and deliver any credit agreements, pledge and security documents, payoff letters from any third party lenders (or agents therefor), trustees or other holders of Indebtedness of the Company or Company Subsidiaries (or representatives therefor), other definitive financing documents or other reasonably requested certificates or documents customary for transactions of the applicable type; provided that (A) none of the foregoing agreements, letters, documents or certificates shall be executed or delivered except in connection with the Closing and (B) the effectiveness thereof shall be conditioned upon, or become operative after or concurrently with, the occurrence of the Closing (excluding any customary authorization and management representation letters contemplated by Section 5.18(b)(ii) (provided that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Company and each of the Company Subsidiaries from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith)); and

(v) cooperate with the debt financing sources’ reasonable due diligence investigation and evaluation of the assets (including providing reasonable access as necessary for completion of an initial field exam, audit or collateral appraisal in connection with the borrowing base for any asset-based loan component of the Financing and any other field exams, commercial finance examinations and inventory, equipment and real property appraisals that may be necessary or customary), properties and cash management (including facilitating the requisite cash management systems required in connection with the asset-based loan component of the Financing).

(c) Notwithstanding the foregoing, nothing in this Section 5.18 shall require the Company or any Company Subsidiary to:

(i) take any action in respect of the Financing to the extent that such action would cause any condition to the Closing set forth in Article VI to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company;

(ii) take any action in respect of the Financing that would conflict with or violate the Company’s any Company Subsidiary’s, or their respective Affiliates’ organizational documents or any applicable Law, or result in the contravention of, or violation of breach of, or default under, any contract to which the Company, any Company Subsidiary, or their respective Affiliates is a party;

(iii) take any action to the extent such action would (A) unreasonably interfere with the business or operations of the Company, any Company Subsidiary or their Affiliates or (B) cause competitive harm to the Company, and Company Subsidiary or their Affiliates if the transactions are not consummated;

(iv) execute and deliver any letter, agreement, document or certificate in connection with the Financing or any corporate action that is not contingent on, or that would be effective prior to, the occurrence of the Closing (excluding any customary authorization and management representation letters contemplated by Section 5.18(b)(ii) (provided that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Company and each of the Company Subsidiaries from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith));

(v) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any lien to be placed on any of their respective assets in connection with the Financing prior to the Closing Date;

(vi) provide access to or disclose information where the Company determines (in the Company’s reasonable judgement after consultation with its outside legal counsel) that such access or disclosure would reasonably be expected to result in the loss or waiver of any attorney-client privilege or contravene any applicable Law or Contract (provided that the Company shall use reasonable best efforts to make substitute arrangements or permit such disclosure in a manner that would not result in the loss or waiver of any such attorney-client privilege and provide such information or access to the maximum extent possible without running afoul of the foregoing restrictions); or

(vii) subject any of the Company’s, any Company Subsidiaries’ or their respective Affiliates’ respective directors, managers, officers or employees to any actual or potential personal liability (as opposed to liability in his or her capacity as a director, manager, officer or employee of such person).

(d) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 5.18 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith, in each case, except to the extent such losses, damages, claims, costs or expenses result from (i) the gross negligence, bad faith or willful misconduct of the Company, any of the Company Subsidiaries or their respective Representatives, as determined by a court of competent jurisdiction by final and nonappealable judgment, (ii) the material breach of this Agreement by the Company, any of the Company Subsidiaries or their respective Representatives or (iii) any material misstatement in, or omission of a material fact from, information provided in writing hereunder by the Company, any of the Company Subsidiaries or their respective Representatives for use in connection herewith or with the Financing that results in such information being materially misleading in light of the circumstances under which such information was provided and the foregoing obligations shall survive termination of this Agreement.

(e) The Company hereby consents, on behalf of itself and the Company Subsidiaries, to use of the Company’s and the Company Subsidiaries’ logos in connection with the Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or the Company Subsidiaries’ reputation or goodwill.

(f) All material non-public information provided by the Company or any of the Company Subsidiaries or any of their respective Representatives pursuant to this Section 5.18 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to the debt financing sources, other potential sources of capital and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(g) Parent acknowledges and agrees that, subject to Section 5.18(h), the obligations to perform its agreements hereunder, including to consummate the Closing, are not conditioned on obtaining of the Financing or any alternative financing or on the performance of any party to any financing commitment letter.

(h) Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the condition set forth in Section 6.2(a) as it applies to the Company’s obligations under this Section 5.18), the Company’s obligations under this Section 5.18 shall be deemed satisfied unless (i) the Company has materially breached this Agreement and (ii) such material breach is the consequence of an act or omission taken or omitted to be taken that the Company intentionally takes (or intentionally fails to take) with the knowledge that such act or omission would cause a material breach of such agreement or covenant, in each case, to the extent that such material breach (A) causes the conditions in Section 3 of the Debt Commitment Letter (or substantially similar conditions in any replacement to such Debt Commitment Letter described below) to not be satisfied solely as they relate to the Company and is (B) the primary cause of Parent being unable to obtain the proceeds of the Debt Financing (or replacement to the Debt Financing) at or prior to the Closing.

ARTICLE VI

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to Each Party’s Obligation. The respective obligations of the Company, Parent, Merger Sub and LLC Sub to consummate the Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Effective Time, of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained;

(b) The Parent Stockholder Approval shall have been obtained;

(c) No Law shall be in effect that prohibits the consummation of the transactions contemplated hereby;

(d) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated, the filings, approvals, clearances, expirations of waiting periods under Antitrust Laws and Foreign Investment Laws as set forth in Section 5.5(a) of the Parent Disclosure Letter shall have occurred or been obtained (as applicable) and no voluntary commitment to or agreement with any Governmental Entity not to consummate the transactions contemplated hereby shall be in effect;

(e) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of the Company or Parent, as the case may be, be threatened by the SEC; and

(f) Parent shall have filed with the NYSE the Subsequent Listing Application with respect to the shares of Parent Common Stock issued or issuable pursuant to this Agreement and such shares of Parent Common Stock shall have been approved and authorized for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Additional Conditions to the Parent Parties’ Obligations. The respective obligations of each of the Parent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by the Parent Parties on or prior to the Effective Time of each of the following conditions:

(a) The Company shall have performed or complied in all material respects with its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;

(b) The representations and warranties of the Company contained (i) in the first sentence of Section 2.1(a) (Due Organization), Section 2.1(c) (Organizational Documents), Section 2.2 (Authority; Binding Nature of Agreement) and Section 2.4 (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, with respect to Section 2.4(a) and Section 2.4(d), for de minimis inaccuracies (ii) Section 2.7(b) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and (iii) in this Agreement (other than the representations and warranties of the Company set forth in the first sentence of Section 2.1(a) (Due Organization), Section 2.1(c) (Organizational Documents), Section 2.2 (Authority; Binding Nature of Agreement), Section 2.4 (Capitalization) and Section 2.7 (Absence of Changes)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this subclause (ii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(c) There shall not have occurred since the date of this Agreement a Company Material Adverse Effect.

Parent shall have received a certificate from a duly authorized officer of the Company certifying as to the matters set forth in foregoing clauses (a), (b) and (c) of this Section 6.2.

The foregoing conditions are for the sole benefit of the Parent Parties and may, subject to the terms of this Agreement, be waived by Parent (with any waiver by Parent being an effective waiver by the other Parent Parties), in whole or in part at any time and from time to time, in the sole discretion of Parent. The failure by any Parent Party at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 6.3 Additional Conditions to the Company’s Obligations. The obligations of the Company to consummate the Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by the Company on or prior to the Effective Time of each of the following conditions:

(a) Each of the Parent Parties shall have performed or complied in all material respects with its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;

(b) The representations and warranties of Parent contained (i) in the first sentence of Section 3.1(a) (Due Organization), Section 3.1(c) (Organizational Documents), Section 3.2 (Authority; Binding Nature of Agreement) and Section 3.4 (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, with respect to Section 3.4(a) and Section 3.4(d), for de minimis inaccuracies (ii) Section 3.7(b) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and (iii) in this Agreement (other than the representations and warranties of Parent set forth in the first sentence of Section 3.1(a) (Due Organization), Section 3.1(c) (Organizational Documents), Section 3.2 (Authority; Binding Nature of Agreement), Section 3.4 (Capitalization) and Section 3.7(b) (Absence of Changes)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this subclause (ii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(c) There shall not have occurred since the date of this Agreement a Parent Material Adverse Effect.

The Company shall have received a certificate from a duly authorized officer of Parent certifying as to the matters set forth in foregoing clauses (a), (b) and (c) of this Section 6.3.

The foregoing conditions are for the sole benefit of the Company and may, subject to the terms of this Agreement, be waived by the Company, in whole or in part at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, at the discretion of the governing bodies of Parent or the Company, as applicable:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if:

(i) the First Merger shall not have been consummated on or prior to June 26, 2026 (as may be extended pursuant to this Section 7.1(b)(i), the “Termination Date”); provided that if (x) as of such date any of the conditions set forth in Section 6.1(c) (solely in connection with an Antitrust Law or Foreign Investment Law) or Section 6.1(d) have not been satisfied and (y) all other conditions in Article VI have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by Law) waived, the Termination Date shall be extended for up to two (2) successive periods of three (3) months each, such periods ending September 26, 2026 and December 26, 2026, respectively; provided, further that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the First Merger to occur on or before such date;

(ii) any Governmental Entity having jurisdiction over any party shall have issued any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Mergers illegal or otherwise permanently prohibited; provided, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been principal the cause of or resulted in the action or event described in this Section 7.1(b)(ii) occurring;

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; provided that the right to terminate under this Section 7.1(b)(iii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Company to obtain the Company Stockholder Approval;

(iv) if the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; provided that the right to terminate under this Section 7.1(b)(iv) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of Parent to obtain the Parent Stockholder Approval; or;

(c) by Parent:

(i) at any time prior to the Effective Time, if any of the Company’s covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or any of the Company’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by the Company or (B) shall not have been cured within thirty (30) days of receipt by the Company of written notice of such breach describing in reasonable detail such breach (a “Company Terminable Breach”); provided that Parent may not terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent is itself then in Parent Terminable Breach;

(ii) at any time prior to, but not after, the receipt of the Company Stockholder Approval, if the Company Board or any committee thereof (A) shall make a Company Adverse Recommendation Change, (B) shall approve or adopt or recommend the execution of a definitive agreement in connection with an Acquisition Proposal with respect to the Company (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(a)) or (C) shall resolve, agree to, publicly propose to or allow the Company to publicly propose to take any of the actions in the foregoing clauses (A)-(B);

(iii) at any time prior to, but not after, the receipt of the Company Stockholder Approval, if the Company materially breaches Section 5.4, other than in the case where (A) such material breach is a result of an isolated action by a Person that is a Representative of the Company, (B) the Company uses commercially reasonable efforts to remedy such material breach and (C) Parent is not significantly harmed as a result thereof; or

(iv) at any time prior to, but not after, the receipt of the Parent Stockholder Approval, and if there has not been a Willful and Material Breach by Parent of any of its obligations under Section 5.4, to enter into a definitive agreement with respect to a Superior Proposal; provided that any such purported termination by Parent pursuant to this Section 7.1(c)(iv) shall be void and of no force or effect unless Parent pays the Company the Termination Fee in accordance with Section 7.3(b)(i).

(d) by the Company:

(i) at any time prior to the Effective Time, if any of the Parent Parties’ covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or any of the Parent Parties’ representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by Parent, Merger Sub or LLC Sub, as the case may be or (B) shall not have been cured within thirty (30) days of receipt by Parent of written notice of such breach describing in reasonable detail such breach (a “Parent Terminable Breach”); provided that the Company may not terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is itself then in Company Terminable Breach;

(ii) at any time prior to, but not after, the receipt of the Parent Stockholder Approval, if the Parent Board or any committee thereof (A) shall make a Parent Adverse Recommendation Change, (B) shall approve or adopt or recommend the execution of a definitive agreement in connection with an Acquisition Proposal with respect to Parent (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(d)) or (C) shall resolve, agree to, publicly propose to or allow Parent to publicly propose to take any of the actions in the foregoing clauses (A)-(B);

(iii) at any time prior to, but not after, the receipt of the Parent Stockholder Approval, if Parent materially breaches Section 5.4, other than in the case where (A) such material breach is a result of an isolated action by a Person that is a Representative of Parent, (B) Parent uses commercially reasonable efforts to remedy such material breach and (C) the Company is not significantly harmed as a result thereof; or

(iv) at any time prior to, but not after, the receipt of the Company Stockholder Approval, and if there has not been a Willful and Material Breach by the Company of any of its obligations under Section 5.4, to enter into a definitive agreement with respect to a Superior Proposal; provided that any such purported termination by the Company pursuant to this Section 7.1(d)(iv) shall be void and of no force or effect unless the Company pays to Parent the Termination Fee in accordance with Section 7.3(b)(iii);

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided that (a) the Confidentiality Agreement and this Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.

Section 7.3 Expenses; Termination Fees.

(a) Expenses.

(i) Except as provided below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Mergers are consummated.

(ii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii) (No Company Stockholder Approval), then the Company shall pay to Parent the Expenses. Any Expenses due under this Section 7.3(a)(ii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.

(iii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iv) (No Parent Stockholder Approval), then Parent shall pay to the Company the Expenses. Any Expenses due under this Section 7.3(a)(iii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.

(b) Termination Fee.

(i) If this Agreement is terminated by either party pursuant to Section 7.1(a) (Mutual Written Consent), Section 7.1(b)(i) (Termination Date) or Section 7.1(b)(ii) (Regulatory Prohibition), no party shall be entitled to recover any damages, costs, Termination Fee or Expense reimbursement in connection with such termination and such termination shall be the parties’ sole and exclusive remedy, except in the event of fraud or any Willful and Material Breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to the time of termination.

(ii) If this Agreement is terminated by (A) the Company pursuant to Section 7.1(d)(ii) (Parent Adverse Recommendation Change) or Section 7.1(d)(iii) (Parent Material Breach of Non-Solicitation) or (B) Parent pursuant to Section 7.1(c)(iv) (Parent Superior Proposal), then Parent shall pay to the Company the Termination Fee (x) in the case of clause (A), as promptly as possible (but in any event within three (3) Business Days) following such termination of this Agreement or (y) in the case of clause (B), substantially concurrently with or prior to (and as a condition to) the termination of this Agreement.

(iii) If this Agreement is terminated by (A) Parent pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change) or Section 7.1(c)(iii) (Company Material Breach of Non-Solicitation) or (B) the Company pursuant to Section 7.1(d)(iv) (Company Superior Proposal), then the Company shall pay to Parent the Termination Fee (x) in the case of clause (A), as promptly as possible (but in any event within three (3) Business Days) following such termination of this Agreement or (y) in the case of clause (B), substantially concurrently with or prior to (and as a condition to) the termination of this Agreement.

(iv) If:

(A) prior to the Company Stockholders’ Meeting, an Acquisition Proposal with respect to the Company is publicly proposed or publicly disclosed after the date of this Agreement,

(B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Termination Date) or Section 7.1(b)(iii) (No Company Stockholder Approval) or by Parent pursuant to Section 7.1(c)(i) (Company Breach) and

(C) concurrently with or within nine (9) months after any such termination described in clause (B),

the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to the Company (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iv)), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

(v) If:

(A) prior to the Parent Stockholders’ Meeting, an Acquisition Proposal with respect to Parent is publicly proposed or publicly disclosed after the date of this Agreement,

(B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Termination Date) or Section 7.1(b)(iv) (No Parent Stockholder Approval) or by the Company pursuant to Section 7.1(d)(i) (Parent Breach) and

(C) concurrently with or within nine (9) months after any such termination described in clause (B),

Parent or any of the Parent Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Parent (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(v)), then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

(vi) If this Agreement is terminated by either party pursuant to Section 7.1(b)(i) (Termination Date) and at the time of such termination, (A) the Company Stockholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change) or Section 7.1(c)(iii) (Company Material Breach of Non-Solicitation), then the Company shall pay to Parent the Termination Fee substantially as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vii) If this Agreement is terminated by either party pursuant to Section 7.1(b)(i) (Termination Date) and at the time of such termination, (A) the Parent Stockholder Approval shall not have been obtained and (B) the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) (Parent Adverse Recommendation Change) or Section 7.1(d)(iii) (Parent Material Breach of Non-Solicitation), then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(viii) As used in this Agreement:

(A) “Expenses” means reasonable and documented out-of-pocket fees and expenses actually incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the Mergers or the other transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Affiliates; provided that the aggregate amount of Expenses reimbursable under Section 7.3(a)(ii) or Section 7.3(a)(iii), as applicable, shall not exceed $8,500,000.

(B) “Termination Fee” means $45,500,000.

(ix) Upon payment by Parent or the Company of a Termination Fee, as applicable, the paying party shall have no further liability or obligation with respect to this Agreement or the transactions contemplated hereby to the other party (provided that nothing herein shall release any party from liability for fraud or Willful and Material Breach). The parties acknowledge and agree that in no event shall either party be required to pay the Termination Fee or the Expenses, as applicable, on more than one occasion.

(x) Notwithstanding anything to the contrary contained in this Section 7.3, if the Company or Parent receives a Termination Fee, then such Person will not be entitled to also receive a payment for the Expenses and if the Termination Fee is payable at such time as such Person has already received payment or concurrently receives payment in respect of the Expenses, the amount of the Expenses received by (or on behalf of) such Person shall be deducted from the Termination Fee.

(xi) Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that payment by Parent or the Company of the Termination Fee and the Expenses, as applicable, are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If the Company or Parent, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(xii) The parties agree that the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of:

(A) the Company and its Subsidiaries against Parent, Merger Sub and LLC Sub and any of their respective former, current or future controlling persons, directors, officers, employees, agents, members, managers, general or limited partners or assignees or direct or indirect stockholders or equityholders, Representatives or Affiliates for any losses, damages, fees, costs, expenses or other liabilities suffered or incurred as a result of the failure of the Mergers to be consummated and upon payment of such amount, none of Parent, Merger Sub or LLC Sub, or any of their respective former, current or future controlling persons, directors, officers, employees, agents, members, managers, general or limited partners or assignees or direct or indirect stockholders or equityholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Mergers or the transactions contemplated by this Agreement; provided that no such payment shall relieve Parent, Merger Sub and LLC Sub of any liability or damages to the Company as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent, Merger Sub and LLC Sub shall be liable for damages for such fraud or Willful and Material Breach); and

(B) Parent, Merger Sub and LLC Sub against the Company and its Subsidiaries and any of their respective former, current or future controlling persons, directors, officers, employees, agents, members, managers, general or limited partners or assignees, or stockholders or equityholders, Representatives or Affiliates for any losses, damages, fees, costs, expenses or other liabilities suffered or incurred as a result of the failure of the Mergers to be consummated and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future controlling persons, directors, officers, employees, agents, members, managers, general or limited partners or assignees, or stockholders or equityholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Mergers or the transactions contemplated by this Agreement; provided that no such payment shall relieve the Company of any liability or damages to any Parent Party as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach).

If the Company or Parent is entitled pursuant to this Agreement to both payment of any monetary damages (including monetary damages in respect of any fraud or Willful and Material Breach of the other parties) and payment of the Termination Fee or Expenses, as applicable, then the Termination Fee or Expenses to the extent paid shall reduce the damages to which such party is entitled (if any) on a dollar-for-dollar basis. For the avoidance of doubt and notwithstanding anything to the contrary, payment of the Termination Fee shall be in lieu of, and not in addition to, the reimbursement of Expenses.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Amendment. This Agreement may be amended with the approval of the respective Parent Board and the Company Board (with any amendment by Parent also being an effective amendment by the other Parent Parties) at any time (whether before or after any required approval by the Company Stockholders or the Parent Stockholders); provided that after the receipt of Company Stockholder Approval or the Parent Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of the NYSE requires further approval of the Company Stockholders or the Parent Stockholders, as applicable, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.2 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.3 No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 8.4 Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement and the Company Disclosure Letter and Parent Disclosure Letter) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 8.5 Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the federal or state courts of the State of Delaware, and each of the parties hereby irrevocably and unconditionally:

(a) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts);

(b) waives any objection to the laying of venue of any Proceeding in the federal or state courts of the State of Delaware;

(c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any federal or state court of the State of Delaware has been brought in an improper or otherwise inconvenient forum; and

(d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 8.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

Section 8.8 No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the, and subject to the occurrence of, Effective Time and (b) the right of the Indemnified Parties to enforce the provisions of Section 5.8 only (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Effective Time, Parent and the Company agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5:00 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

If to Parent, Merger Sub or LLC Sub:

DNOW Inc.

7402 North Eldridge Parkway

Houston, Texas 77041

Attention: Raymond Chang, General Counsel

Email: RaymondChang@dnow.com

with a copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:    Sean T. Wheeler, P.C.

         Debbie P. Yee, P.C.

         Camille E. Meissner

Email:      sean.wheeler@kirkland.com

         debbie.yee@kirkland.com

         camille.walker@kirkland.com

If to the Company:

MRC Global Inc.

1301 McKinney St., Suite 2300

Houston, Texas 77010

Attention: Daniel J. Churay, EVP and General Counsel

Email: gc@mrcglobal.com

with a copy to (which copy shall not constitute notice hereunder):

Akin Gump Strauss Hauer & Feld, LLP

One Bryant Park

New York, New York 10036

Attention:    Kerry E. Berchem

         Tim Clark

         Leana Garipova

         Email: kberchem@akingump.com

         tclark@akingump.com

         lgaripova@akingump.com

Section 8.10 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

Section 8.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.12 Construction.

Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;

(b) the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;

(c) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(e) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(f) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(g) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h) all references to prices, values or monetary amounts refer to United States dollars;

(i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such article, section or subsection, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) all references to a Person includes such Person’s predecessors and permitted successors and assigns;

(n) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(o) all references to days mean calendar days unless otherwise provided; and

(p) all references to “the date of this Agreement”, “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 26, 2025.

Section 8.13 Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means (A) a confidentiality agreement on terms no less favorable to the Company or Parent, as applicable, than the terms of the Confidentiality Agreement and (B) such confidentiality agreement shall not prohibit compliance by Parent or the Company, as applicable, with any of the provisions of Section 5.4 as between Parent, on the one hand, and the Company, on the other hand.

“Acquisition Proposal” means any bona fide proposal, whether or not in writing, for the (A) direct or indirect acquisition or purchase of a business or assets that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole or (C) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

“Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act.

“Anti-Corruption Laws” means any applicable Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other applicable federal, state or foreign law, regulation or decree in effect from time to time that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Book-Entry Common Share” means each uncertificated share of Company Common Stock.

“Business Day” means any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in New York or Texas are authorized or required by Law to be closed.

“Cleanup” means all actions taken or required to be taken under or pursuant to any Environmental Law to: (A) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (B) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (D) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Company Credit Agreement” means that certain Fifth Amended and Restated Loan, Security and Guarantee Agreement, dated as of November 12, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) among the Company, the borrowers and lenders from time to time party thereto and Bank of America, N.A., as agent.

“Company Equity Award” means each award of Company RSUs, Company PSUs and Company Restricted Stock.

“Company ERISA Affiliate” means any Person that, at any relevant time, is or was treated as a single employer with the Company or with any Company Subsidiary within the meaning of Code Section 414.

“Company Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Company Board prior to obtaining the Company Stockholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute a Company Intervening Event: (1) the receipt, existence or terms of an Acquisition Proposal, (2) any regulatory action undertaken pursuant to Section 5.5, (3) any event, fact, circumstance, development or occurrence relating to any Company Material Adverse Effect, individually or in the aggregate, (4) any changes in the market price or trading volume of Parent Common Stock, Company Common Stock or any other securities of Parent or the Company or (5) any change in the credit rating of Parent or the Company or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute a Company Intervening Event).

“Company Material Adverse Effect” means, when used with respect to the Company and the Company Subsidiaries, (A) a material adverse effect on the ability of the Company and the Company Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred:

(i) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, tariffs or regulatory or political conditions;

(ii) changes in general economic conditions in the industries, businesses or segments in which the Company and its Subsidiaries operate;

(iii) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(iv) any hurricane, tornado, flood, earthquake or other natural disaster;

(v) any epidemic, pandemic or disease outbreak or other public health condition or any other force majeure event, or any escalation or worsening thereof;

(vi) the identity of, or actions or omissions of, Parent, Merger Sub, LLC Sub or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Parent; provided that the exception in this clause (vi) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(vii) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (vii) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(viii) any change in the market price or trading volume of Company Common Stock (it being understood and agreed that the exception in this clause (viii) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);

(ix) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (ix) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);

(x) any downgrade in rating of any Indebtedness or debt securities of the Company or any of the Company Subsidiaries (it being understood and agreed that the exception in this clause (x) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);

(xi) changes in any Laws or regulations applicable to the Company or any of the Company Subsidiaries or their respective assets or operations;

(xii) changes in applicable accounting regulations or the interpretations thereof;

(xiii) any Legal Proceedings commenced by or involving any current or former director or stockholder of the Company (on its own behalf or on behalf of the Company) arising out of or related to this Agreement or the Mergers or other transactions contemplated hereby; and

(xiv) any Legal Proceeding commenced after the date hereof under Antitrust Law in relation to the transactions contemplated hereby and any Regulatory Remedy;

provided that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (i), (ii), (iii), (iv), (v) or (xii) will, unless otherwise excluded, be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate.

“Company Material Customer Agreements” means the top 5 contracts (excluding purchase orders and non-disclosure agreements) with the Company Material Customers.

“Company Material Customers” means the top 5 largest customers by amount paid to the Company or any Company Subsidiaries for the fiscal year ended December 31, 2024.

“Company Material Vendor Agreements” means top 5 contracts (excluding purchase orders and non-disclosure agreements) with the Company Material Vendors.

“Company Material Vendors” means the top 5 largest vendors by purchases made by the Company or any Company Subsidiaries for the fiscal year ended December 31, 2024.

“Company Term Loan Agreement” means that certain Term Loan Credit Agreement dated as of October 29, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof), among the Company, MRC US and the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

“Debt Financing Sources” means the entities that have committed to provide or arrange the Debt Financing (the “Debt Financing Entities”) and their respective Representatives and other Affiliates; provided that, in the event that any Commitment Party (as defined in the Debt Commitment Letter) is added as a party to the Debt Commitment Letter after the date hereof, whether pursuant to any joinder agreement thereto or otherwise, the term “Debt Financing Sources” shall include each such Person and their respective Representatives and other Affiliates.

“Derivative Product” means each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities, interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DTC” means The Depositary Trust Company.

“Economic Sanctions/Trade Laws” means (a) all economic or financial sanctions or trade embargoes administered or enforced by the U.S. (including the Office of Foreign Assets Control of the U.S. Department of Treasury, the U.S. Department of State and the U.S. Department of Commerce), United Nations Security Council, His Majesty’s Treasury or the European Union and its member states, and Canada (“Sanctions”) and (b) all applicable Laws relating to anti-terrorism, the importation of goods, export controls, and U.S. antiboycott Laws, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons (“Trade Laws”). For the avoidance of doubt, the applicable Laws referenced in the foregoing sentence include (A) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, Laws relating to imports or customs administered by U.S. Customs and Border Protection and U.S. anti-boycott laws administered by the U.S. Department of Commerce or U.S. Department of the Treasury.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Claim” means any Legal Proceeding, claim, action, cause of action, investigation or notice by any Person alleging actual or potential liability (including for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or Parent, as applicable or (B) any violation, or alleged violation, of, or liability under, any Environmental Law.

“Environmental Law” means any Law that relates to (A) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), human health or safety (to the extent relating to exposure to Hazardous Materials); (B) pollution or (C) the use, storage, recycling, treatment, generation, transportation, processing, handling, manufacturing, distribution, labeling, production, or Release of, or exposure to, Hazardous Materials, in each case as in effect on or prior to the Effective Time.

“executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.

“Foreign Investment Laws” means any federal, state, local, domestic, foreign, international or supranational laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, permit, injunction, judgement, award, decree, ruling or other similar requirement in effect from time to time that are designed or intended to prohibit, restrict, regulate or screen foreign investments into such jurisdiction or country.

“GAAP” means generally accepted accounting principles, as in effect in the United States of America.

“Governmental Entity” means any supernational, federal, state, tribal, municipal, local or foreign government or any instrumentality, subdivision, court, arbitral body (public or private), administrative agency or commission or quasi-governmental agency or other authority thereof.

“Hazardous Materials” means any substance, material or waste that is listed, defined, designated or classified or otherwise regulated, including as hazardous, toxic, radioactive, or a “pollutant” or “contaminant” or words of similar meaning, or for which liability or standards of conduct may be imposed, pursuant to any Environmental Law, including any petroleum products or byproducts, natural gas and natural gas byproducts, asbestos and asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, toxic mold, radioactive materials and any “hazardous substance” as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and any similar term used in any similar state authority.

“Indebtedness” of any Person means:

(i) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(ii) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;

(iii) obligations of such Person in respect of letters of credit, surety bonds or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(iv) obligations evidenced by notes, bonds, debentures or other similar instruments;

(v) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person;

(vi) guarantees other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner;

(vii) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(viii) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(ix) obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;

(x) obligations of such Person under any Derivative Product, and

(xi) indebtedness of others as described in the foregoing clauses (i) through (x) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are not more than ninety (90) days past due (or, if more than ninety (90) days past due, are being contested in good faith or, to the extent required by GAAP, for which such Person has set aside on its books adequate reserves in accordance with GAAP) and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means all intellectual property rights recognized throughout the world, including all U.S. and foreign (A) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (C) copyrights and copyrightable subject matter, (D) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (E) trade secrets and other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, data, information, and content produced using Artificial Intelligence (“AI”) and AI algorithms, and (F) all applications and registrations for the foregoing.

“Knowledge” with respect to any party hereto means the actual knowledge of, with respect to the Company, the individuals set forth on Section 8.13 of the Company Disclosure Letter and, with respect to Parent, the individuals set forth on Section 8.13 of the Parent Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign or other law, act, Order, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” means any action, suit, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Entity or any arbitrator or arbitration panel, or any union, employee representative body or other labor organization.

“made available to the Company” means that such information, document, or material: (i) included in the Parent SEC Documents and publicly available on the EDGAR database; (ii) made available for review by the Company in the virtual “data room” maintained by Parent in connection with this Agreement or (iii) provided by Parent via email to the Company.

“made available to Parent” means that such information, document, or material: (i) included in the Company SEC Documents and publicly available on the EDGAR database; (ii) made available for review by Parent in the virtual “data room” maintained by the Company in connection with this Agreement or (iii) provided by the Company via email to Parent.

“Money-Laundering Laws” means any terrorism financing or money laundering Law, including Laws governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, as amended, and any applicable money laundering-related Laws of other jurisdictions where the Company or Parent, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

“Order” means any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.

“Parent Credit Agreement” means that certain Credit Agreement dated as of April 30, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof), among the borrowers, the lenders that are parties thereto and Wells Fargo Bank, National Association as administrative agent, an issuing lender and swing lender.

“Parent Equity Award” means each award of Parent Restricted Stock, Parent PSUs and Parent Stock Options.

“Parent ERISA Affiliate” means any Person that, at any relevant time, is or was treated as a single employer with the Parent or with any Parent Subsidiary within the meaning of Code Section 414.

“Parent Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Parent Board prior to obtaining the Parent Stockholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute a Parent Intervening Event: (1) the receipt, existence or terms of an Acquisition Proposal, (2) any regulatory action undertaken pursuant to Section 5.5, (3) any event, fact, circumstance, development or occurrence relating to any Parent Material Adverse Effect, individually or in the aggregate, (4) any changes in the market price or trading volume of Parent Common Stock, Company Common Stock or any other securities of Parent or the Company or (5) any change in the credit rating of Parent or the Company or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute a Parent Intervening Event).

“Parent Material Adverse Effect” means, when used with respect to Parent and the Parent Subsidiaries, (A) a material adverse effect on the ability of Parent and the Parent Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Parent Material Adverse Effect has occurred:

(i) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, tariffs or regulatory or political conditions;

(ii) changes in general economic conditions in the industries, businesses or segments in which Parent and its Subsidiaries operate;

(iii) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(iv) any hurricane, tornado, flood, earthquake or other natural disaster;

(v) any epidemic, pandemic or disease outbreak or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(vi) the identity of, or actions or omissions of, the Company and its Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of the Company; provided that the exception in this clause (vi) shall not apply to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(vii) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (vii) shall not apply to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(viii) any change in the market price or trading volume of Parent Common Stock (it being understood and agreed that the exception in this clause (viii) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);

(ix) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (ix) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);

(x) any downgrade in rating of any Indebtedness or debt securities of Parent or any of the Parent Subsidiaries (it being understood and agreed that the exception in this clause (x) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);

(xi) changes in any Laws or regulations applicable to Parent or any of the Parent Subsidiaries or their respective assets or operations;

(xii) changes in applicable accounting regulations or the interpretations thereof;

(xiii) any Legal Proceedings commenced by or involving any current or former director or stockholder of Parent (on its own behalf or on behalf of Parent) arising out of or related to this Agreement or the Mergers or other transactions contemplated hereby; and

(xiv) any Legal Proceeding commenced after the date hereof under Antitrust Law in relation to the transactions contemplated hereby and any Regulatory Remedy;

provided that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (i), (ii), (iii), (iv), (v) or (xii) will, unless otherwise excluded, be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate.

“Parent Restricted Stock” means each share of Parent Common Stock that is subject to vesting or other restrictions and issued pursuant to a Parent Stock Plan.

“Permit” means any franchise, authorization, license, registration, permit, easement, variance, exception, consent, certificate, clearance, exemption, waiver or approval issued or otherwise granted by any Governmental Entity.

“Permitted Acquisition” means any acquisition (whether by merger, consolidation, purchase of capital stock, purchase of assets or otherwise), by Parent or any of the Parent Subsidiaries, entered into or consummated prior to the Effective Time, and that satisfies each of the following conditions:

(i) such acquisition does not involve the issuance of Parent Common Stock or other equity securities (including convertible securities or equity-linked instruments);

(ii) such acquisition could not reasonably be expected to materially delay or otherwise prevent the consummation of the transactions contemplated by this Agreement (including, without limitation, any material delay in or prevention in obtaining any required approvals, clearances, expirations of waiting periods under Antitrust Laws and Foreign Investment Laws in the jurisdictions identified in Section 5.5(a) of the Parent Disclosure Letter);

(iii) the target business or assets are either (1) in the same or a reasonably related line of business as that conducted by Parent or the Parent Subsidiaries as of the date hereof, or (2) consistent in scope and scale with the strategic direction publicly disclosed by Parent prior to the date hereof;

(iv) such acquisition would not reasonably be expected to (1) delay the Closing of the Mergers beyond the Termination Date or (2) require a vote of the Parent Stockholders under applicable Law or the rules of the NYSE; and

(v) such acquisition, individually, would not involve aggregate consideration (including assumed liabilities) in excess of $115,000,000;

provided, that Parent shall provide prior written notice of any Permitted Acquisition to the Company; provided, further, that, notwithstanding the foregoing, no acquisition that would result in the ownership by Parent of a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof shall be consummated on or prior to the date on which the Company Stockholder Approval and the Parent Stockholder Approval shall have been received or obtained by the Company or Parent, as applicable.

“Permitted Encumbrance” means:

(i) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents;

(ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent;

(iii) Encumbrances for Taxes or governmental assessments, charges, or claims that are not yet delinquent or that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(iv) Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

(v) customary Encumbrances for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(vi) such Encumbrances as (1) Parent (in the case of Encumbrances with respect to properties or assets of the Company or any of the Company Subsidiaries) may have expressly waived in writing or (2) the Company (in the case of Encumbrances with respect to properties or assets of Parent or any of the Parent Subsidiaries) may have expressly waived in writing;

(vii) rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(viii) all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Company Owned Real Property or Parent Owned Real Property, as applicable, and do not materially interfere with the operation, development, exploration or use of the property or asset affected;

(ix) any Encumbrances discharged at or prior to the Effective Time;

(x) any Encumbrances under the Company Credit Agreement or the Company Term Loan Agreement;

(xi) any Encumbrances under the Parent Credit Agreement;

(xii) with respect to the Company Real Property or the Parent Real Property (as applicable), all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Company Real Property or Parent Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected; and

(xiii) nonexclusive licenses with respect to Intellectual Property in the ordinary course of business.

“Person” means any individual, Entity or Governmental Entity.

“Release” means any spilling, leaking, pumping, pouring, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, migration, releasing or disposing of Hazardous Materials into, on, under or through the environment.

“Sanctions/Trade Target” means (A) any country or territory that is the target of country-wide or territory-wide comprehensive Economic Sanctions/Trade Laws (including, as of the date of this Agreement, Iran, Cuba, Syria, and the Crimea, so-called Donetsk People’s Republic, Luhansk People’s Republic, Kherson and Zaporizhzhia regions of Ukraine, North Korea), Russia and Belarus (collectively, “Sanctioned Jurisdictions”); (B) a Person that is the target of Economic Sanctions/Trade Laws, including a Person identified on the list of Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions List, the BIS Entity List, BIS’ Denied Persons List, BIS’ Unverified List, BIS’ Military End User List, BIS’ Boycott Requester List, DDTC’s Debarred Parties List, or U.S. Department of Homeland Security’s UFLPA Entity List or any other Economic Sanctions/Trade Laws lists published by OFAC, U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, His Majesty’s Treasury, the

European Union or its member states or Canada; (C) a Person that is resident in, located in or organized under the laws of a Sanctioned Jurisdiction; or (D) an entity fifty percent (50%) or more owned or (where applicable under relevant Economic Sanctions/Trade Laws) controlled by a country or territory identified in clause (A) or Person in clause (B) and/ or clause (C) above, in each case to the extent such owned or controlled country, territory or Person is subject to the same restrictions or prohibitions as the country, territory or Person referred to in clauses (A), (B) or (C).

“Subsidiary” of any Person means (A) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (B) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (C) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (D) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” means, with respect to a party hereto, any bona fide written Acquisition Proposal with respect to such party (with references in the definition thereof to “fifteen percent (15%) or more” being deemed to be replaced with references to “all or substantially all”), in each case on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 5.4.

“Takeover Laws” means any “Moratorium”, “Control Share Acquisition”, “Fair Price”, “Supermajority”, “Affiliate Transactions” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws.

“Tax Return” means any return, declaration, statement, claim for refund, election, information return, report or similar filing filed or required to be filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and any amendment or supplement thereof.

“Taxes” means any and all federal, state, local or non-U.S. income, franchise, windfall or other profits, gross receipts, capital gain, property, sales, use, capital stock, payroll, recording, stamp, transfer, employment, unemployment, social security, workers’ compensation, net worth, environmental, estimated, alternative or add-on minimum, excise, withholding, ad valorem or value added taxes, duties, assessment, fees or similar governmental charges in the nature of a tax imposed by any Governmental Entity, together with any and all interest, penalties, additions to tax or additional amounts imposed with respect thereto.

“Taxing Authority” means the Internal Revenue Service and any other federal, state, local or non-U.S. Governmental Entity responsible for the administration or collection of any Taxes.

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code.

“Willful and Material Breach” means a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

Section 8.14 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, each Company Subsidiary and each of its Affiliates, hereby:

(a) agrees that any legal action, suit or preceding whether in law or in equity, whether in contract or in tort or otherwise, resulting from, relating to or arising out of this Agreement involving the Debt Financing Sources, any legal action, suit or proceeding resulting from, arising out of or relating to, this Agreement or the Debt Financing or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court,

(b) agrees that any such legal action, suit or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware),

(c) knowingly, intentionally, voluntarily and irrevocably waives to the fullest extent permitted by applicable law, all rights of trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) arising out of or relating to, this Agreement, the Debt Financing or any of the other transactions contemplated hereby or thereby, including in any action, proceeding or counterclaim against any Debt Financing Source,

(d) agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (subject to the last sentence of this Section 8.14), and agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.14 and that this Section 8.14 and the definition of “Debt Financing Sources” (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended in any manner materially adverse to the Debt Financing Sources without the written consent of the Debt Financing Entities. Notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Source’s obligations to Parent under the Debt Commitment Letter or the rights of the Company and its Subsidiaries against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DNOW INC.

By:	/s/ David Cherechinsky
Name: David Cherechinsky
Title: President & Chief Executive Officer

BUCK MERGER SUB, INC.

By:	/s/ Raymond Chang
Name: Raymond Chang
Title: Vice President, General Counsel & Secretary

STAG MERGER SUB, LLC

By:	/s/ Raymond Chang
Name: Raymond Chang
Title: Vice President, General Counsel & Secretary

MRC GLOBAL INC.

By:	/s/ Kelly D. Youngblood
Name: Kelly D. Youngblood
Title: Executive Vice President & Chief Financial Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

ANNEX I

INDEX OF DEFINED TERMS

Section No.
Acceptable Confidentiality Agreement	8.13
Acquisition Proposal	8.13
Affiliate	8.13
Agreement	Preamble
AI	8.13
Anti-Corruption Laws	8.13
Antitrust Laws	8.13
Beneficial Ownership Certification	8.13
Beneficial Ownership Regulation	8.13
Book-Entry Common Share	8.13
Business Day	8.13
Capitalization Date	2.4(a)
Cleanup	8.13
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.7(d)
Company Acquisition Agreement	5.4(a)
Company Adverse Recommendation Change	5.4(b)
Company Balance Sheet	2.6(b)
Company Balance Sheet Date	2.6(b)
Company Benefit Plan	2.12(a)
Company Board	Recitals
Company Budget	4.1(b)(vii)
Company Common Stock	1.6(a)(i)
Company Credit Agreement	8.13
Company Directors	5.17
Company Disclosure Letter	Article II
Company Employees	5.7
Company Equity Award	8.13
Company ERISA Affiliate	8.13
Company Foreign Plan	2.12(h)
Company Intervening Event	8.13
Company Leased Real Property	2.15(a)
Company Material Adverse Effect	8.13
Company Material Contracts	2.10(c)
Company Notice	5.4(b)
Company Notice of Change	5.4(c)
Company Organizational Documents	2.1(c)
Company Owned Real Property	2.15(a)

Company Permits	2.9(b)
Company Preferred Stock	2.4(a)
Company PSU	5.6(c)
Company Real Property	2.15(a)
Company Real Property Lease	2.15(a)
Company Recommendation	Recitals
Company Restricted Stock	5.6(a)(i)
Company Risk Policies	2.6(e)
Company RSU	5.6(a)
Company SEC Documents	2.6(a)
Company Stock Certificate	1.7
Company Stock Plans	2.4(a)
Company Stockholder Approval	2.3
Company Stockholders	Recitals
Company Stockholders’ Meeting	5.3(a)
Company Subsidiaries	1.6(a)(i)
Company Term Loan Agreement	8.13
Company Terminable Breach	7.1(c)(i)
Confidentiality Agreement	5.1(b)
Contract	8.13
D&O Insurance	5.8(c)
Debt Financing	5.18(a)
Derivative Product	8.13
DGCL	Recitals
DLLCA	Recitals
DTC	8.13
Economic Sanctions/Trade Laws	8.13
EDGAR	8.13
Effective Time	1.1(a)
Encumbrance	8.13
Enforceability Exceptions	2.2(c)
Entity	8.13
Environmental Claim	8.13
Environmental Law	8.13
ERISA	2.12(a)
Exchange Act	2.5(a)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
Exchange Ratio	1.6(a)
Excluded Shares	1.6(a)(i)
executive officers	8.13
Expenses	7.3(b)(viii)(A)
Financing	5.18(a)
First Certificate of Merger	1.1(a)
First Merger	Recitals
Foreign Investment Laws	8.13

GAAP	8.13
Government Official	2.24(d)
Governmental Entity	8.13
Hazardous Materials	8.13
HSR Act	2.5(a)
Indebtedness	8.13
Indemnified Parties	5.8(a)
Intellectual Property	8.13
IT	2.16(b)
Joint Proxy Statement	5.2(a)
Knowledge	8.13
Labor Agreements	2.12(i)
Law	8.13
Legal Proceeding	8.13
LLC Sub	Recitals
made available to Parent	8.13
made available to the Company	8.13
Mergers	Recitals
Merger Consideration	1.6(a)
Merger Sub	Preamble
Money-Laundering Laws	8.13
New Plans	5.7(b)
NYSE	2.5(a)
OFAC	8.13
Order	8.13
OT	2.16(b)
Parent	Preamble
Parent 401(k) Plan	5.7(d)
Parent Acquisition Agreement	5.4(b)
Parent Adverse Recommendation Change	5.4(e)
Parent Balance Sheet	3.6(b)
Parent Balance Sheet Date	3.6(b)
Parent Benefit Plan	3.12(a)
Parent Board	Recitals
Parent Common Stock	1.6(a)(ii)
Parent Consents	Recitals
Parent Credit Agreement	8.13
Parent Disclosure Letter	Article III
Parent Equity Award	8.13
Parent ERISA Affiliate	8.13
Parent Foreign Plan	3.12(e)
Parent Intervening Event	8.13
Parent Leased Real Property	3.15(a)
Parent Material Adverse Effect	8.13
Parent Material Contracts	3.10(e)
Parent Notice	5.4(e)

Parent Notice of Change	5.4(f)
Parent Organizational Documents	3.1(c)
Parent Owned Real Property	3.15(a)
Parent Parties	Recitals
Parent Permits	3.9(b)
Parent Preferred Stock	3.4(a)
Parent Proposal	3.3
Parent PSUs	3.4(a)
Parent Real Property	3.15(a)
Parent Real Property Lease	3.15(a)
Parent Recommendation	Recitals
Parent Restricted Stock	8.13
Parent Risk Policies	3.6(e)
Parent SEC Documents	3.6(a)
Parent Stock Options	3.4(a)
Parent Stock Plans	3.4(a)
Parent Stockholder Approval	3.3
Parent Stockholders	Recitals
Parent Stockholders’ Meeting	3.28(b)
Parent Subsidiaries	1.6(a)(i)
Parent Terminable Breach	7.1(d)(i)
Payoff Letter	5.15
Permit	8.13
Permitted Acquisition	8.13
Permitted Encumbrance	8.13
Person	8.13
Pre-Closing Period	4.1(a)
Proceeding	8.5
Registration Statement	3.5(a)
Regulatory Remedy	5.5(f)
Release	8.13
Reorganization Treatment	Recitals
Representatives	5.1(a)
Restricted Financing Letter Amendments	5.18(a)
Sanctioned Jurisdictions	8.13
Sanctions	8.13
Sanctions/Trade Target	8.13
SEC	2.6(a)
Second Certificate of Merger	1.1(b)
Second Effective Time	1.1(b)
Second Merger	Recitals
Securities Act	2.6(a)
Shareholder Litigation	5.16
Software	8.13
SOX	2.6(a)
Stock Issuance	Recitals

Subsequent Listing Application	5.10(a)
Subsidiary	8.13
Superior Proposal	8.13
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Laws	8.13
Tax Return	8.13
Taxes	8.13
Taxing Authority	8.13
Termination Date	7.1(b)(i)
Termination Fee	7.3(b)(viii)(B)
Trade Laws	8.13
Treasury Regulations	8.13
WARN Act	2.12(l)
Willful and Material Breach	8.13

Exhibit 99.1

DNOW – MRC Press Release

FOR IMMEDIATE RELEASE

DNOW and MRC Global to Combine in All-Stock Transaction Creating a Premier Energy and Industrial Solutions Provider

Combination Greatly Expands the Scale and Scope of Complementary Products, Services and Supply Chain Solutions

Diversified Business Portfolio Serving Attractive Global Markets to Drive Long-Term Sustainable Growth

Expected to Realize $70 Million of Annual Cost Synergies Within Three Years of Closing

Anticipated to be Meaningfully Accretive to

Adjusted Earnings Per Share (EPS) in First Year Following Closing

Companies to Host Investor Conference Call Today at 5:15 p.m. ET / 4:15 p.m. CT

HOUSTON – June 26, 2025 – DNOW Inc. (NYSE: DNOW) (“DNOW” or “the Company”) and MRC Global Inc. (NYSE: MRC) (“MRC Global”) today announced that they have entered into a definitive merger agreement pursuant to which DNOW will acquire MRC Global in an all-stock transaction valued at approximately $1.5 billion, inclusive of MRC Global’s net debt, creating a premier energy and industrial solutions provider.

The combination brings together two global energy and industrial infrastructure organizations with a complementary portfolio of high-quality products, services and supply chain solutions and an expanded footprint of more than 350 service and distribution locations across more than 20 countries. By integrating both companies’ expertise in serving energy, gas utility and industrial customers, the combined company will have greater scale and deliver enhanced capabilities across the value chain.

Under the terms of the agreement, MRC Global shareholders will receive 0.9489 shares of DNOW common stock for each share of MRC Global common stock, representing a 8.5% premium to MRC Global’s 30-day volume weighted average price (“VWAP”) of $12.77 as of June 25, 2025. The exchange ratio, together with the closing prices of DNOW and MRC Global on June 25, 2025, results in a combined company enterprise value of approximately $3.0 billion. Upon completion of the transaction, DNOW and MRC Global shareholders will respectively own approximately 56.5% and approximately 43.5% of the combined company on a fully diluted basis. The transaction has received unanimous approval by both DNOW and MRC Global Board of Directors.

“The combination of DNOW and MRC Global will create a premier energy and industrial solutions provider with a balanced portfolio of businesses and a diversified customer base fortifying long-term profitability and cash flow generation,” said DNOW President and CEO David Cherechinsky. “MRC Global’s differentiated product offerings and complementary assets strengthen DNOW’s 160-year legacy as a worldwide supplier of energy and industrial products and packaged, engineered process and production equipment. We look forward to welcoming the MRC Global family to DNOW and bringing our organizations together to drive enhanced growth and value for our customers, partners and shareholders.”

Rob Saltiel, MRC Global’s President and CEO, stated, “Bringing our two companies together advances our shared goal of becoming a premier choice for energy, gas utility and industrial customers seeking exceptional service and solutions for the largest and most complex industry needs. The transaction diversifies our product offerings for our customers and de-risks our business. DNOW’s long-standing reputation, robust capabilities and broad global presence make it the ideal partner for MRC Global, as our two great companies continue to grow and compete in an expanding global market. Importantly, we have aligned corporate values and a shared commitment to delighting our customers through operational excellence and a culture of outstanding service. This is an exciting milestone for MRC Global, and I am grateful to our team members around the world whose dedication to our business and our customers continues to drive our success.”

Compelling Transaction Benefits

The combination of DNOW and MRC Global is expected to result in significant strategic, operational and financial benefits to shareholders, including:

•

Combines Highly Complementary Businesses. The combined company will offer distinctive and complementary products and services to the energy and industrial sectors across upstream, midstream, downstream, gas utility and industrial customers. The combined company is anticipated to have compelling and diverse growth opportunities and cash flow levers to reduce earnings volatility and enhanced resilience through business cyclicality in the energy sectors. Core to this will be serving a broader mix of customers in the construction and maintenance of essential energy process, production and transmission infrastructure. Additionally, the merger will allow for enhanced opportunities in alternative energy, artificial intelligence infrastructure, electrification, mining and other industrial markets.

•

Expands Scale and Scope. Together, the combined company will have an expanded geographic footprint and distribution presence in the U.S., Canada and attractive international markets, with approximately 5,000 team members. The expanded range of products and solutions are expected to strengthen existing customer and supplier relationships and facilitate the creation of new ones.

•

Unlocks Meaningful Synergies. The combined company is expected to generate $70 million of annual cost synergies within three years following closing through public company costs, corporate and IT systems, and operational and supply chain efficiencies. The combination is also expected to accelerate growth and deliver double digit Adjusted EPS accretion in the first year following closing.

•

Strong Cash Flow Generation. The substantial cash flow generation expected to result from the combination will enable the combined company to continue the execution of its capital allocation strategy, prioritizing organic investments in growth and productivity-enhancing technologies and investments that yield efficiencies and create value for customers. Maintaining a disciplined approach to capital allocation, the combined company expects to continue strategic acquisitions and return capital to shareholders.

•

Robust Balance Sheet to Pursue Further Growth. Following closing, the combined company is expected to maintain a strong balance sheet with a streamlined capital structure. Post-closing, DNOW expects net leverage to be under 0.5x. With strong cash flow and synergy realization, the combined company expects to achieve rapid deleveraging and have a net cash position by the end of the first year post closing. In addition to over $200 million of cash and a $500 million revolving credit facility, DNOW has secured commitments to expand its existing credit facility by $250 million at the close of the merger, further enhancing its liquidity and capital allocation flexibility.

Leadership, Corporate Governance and Headquarters

Upon completion of the transaction, David Cherechinsky, President and Chief Executive Officer of DNOW, will serve as President and Chief Executive Officer of the combined company, and Mark Johnson, Chief Financial Officer of DNOW, will serve as Chief Financial Officer of the combined company.

Following closing, DNOW’s Board of Directors will expand from eight to 10 directors to include two of MRC Global’s current independent board members. Dick Alario will continue to serve as Chairman of the Board.

The combined company will be named DNOW and trade on the NYSE under the DNOW ticker. The DNOW and MRC Global brands will continue following closing of the transaction. The combined company will remain headquartered in Houston, Texas.

Approvals and Closing

The transaction is currently anticipated to close in the fourth quarter of 2025, subject to obtaining DNOW and MRC Global shareholder approval and regulatory clearances and satisfaction of other customary closing conditions.

Advisors

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to DNOW and has provided committed financing, and Kirkland Ellis is serving as legal advisor. Joele Frank is serving as DNOW’s strategic communications advisor.

J.P. Morgan Securities LLC is serving as exclusive financial advisor to MRC Global, and Akin Gump Strauss Hauer & Feld LLP is serving as legal advisor. Collected Strategies is serving as MRC Global’s strategic communications advisor.

Conference Call and Webcast Information

DNOW and MRC Global leadership will host a conference call and online webcast at 5:15pm U.S. Eastern Time on Thursday, June 26, 2025, to discuss the transaction. Interested U.S. parties may call 800-343-4849 and international participants should call 203-518-9848. All participants should use the access code: 632871. Please dial in at least 10 minutes before the call start time to ensure that you are connected to the call and to register your name and company.

Those who wish to listen to the live conference call and view the accompanying presentation slides should visit the News & Events tab of the Investor Relations section of DNOW’s website at https://ir.dnow.com/ or MRC Global’s website at https://investor.mrcglobal.com/overview/default.aspx.

The press release and presentation slides for the call will be posted to the Investor Relations section of each company’s website prior to the call.

A replay of the webcast can also be accessed via the Investor Relations section of each company’s website.

About DNOW

DNOW is a supplier of energy and industrial products and packaged, engineered process and production equipment with a legacy of over 160 years. Headquartered in Houston, Texas, with approximately 2,600 employees and a network of locations, we offer a broad set of supply chain solutions combined with a suite of digital offerings branded as DigitalNOW® that provide customers access to highly complementary digital commerce, data and information management channels. Our locations provide products and solutions to exploration and production, midstream transmission and storage companies, refineries, chemical companies, utilities, mining, municipal water, manufacturers, engineering and construction as well as companies operating in the decarbonization, energy evolution and renewables end markets.

About MRC Global

Headquartered in Houston, Texas, MRC Global (NYSE: MRC) is the leading global distributor of pipe, valves, fittings (PVF) and other infrastructure products and services to diversified end-markets including the gas utilities, downstream, industrial and energy transition, and production and transmission infrastructure sectors. With over 100 years of experience, MRC Global has provided customers with innovative supply chain solutions, technical product expertise and a robust digital platform from a worldwide network of approximately 200 locations including valve and engineering centers. The company’s unmatched quality assurance program offers approximately 200,000 SKUs from over 7,100 suppliers, simplifying the supply chain for over 8,300 customers. Find out more at www.mrcglobal.com..

Contacts

DNOW

Investors and Media

Brad Wise

Vice President, Digital Strategy and Investor Relations

(281) 823-4006

MRC Global

Investors and Media

Monica Broughton

VP, Investor Relations & Treasury

(832) 308-2847

Forward-Looking Statements

This press release includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this press release, including, among other things, statements regarding the proposed business combination transaction between DNOW and MRC Global, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC Global’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC Global expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC Global’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC Global will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC Global’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC Global and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC Global’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC Global’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC Global’s ability to collect payments when due; DNOW’s or MRC Global’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC Global’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC Global’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC Global’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DNOW’s and MRC Global’s respective periodic reports and other filings with the SEC, including the risk factors contained in DNOW’s and MRC Global’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC Global undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of DNOW and MRC Global. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about DNOW, MRC Global and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847.

Participants in the Solicitation

DNOW, MRC Global and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (ii) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC Global will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/.

Use of Non-GAAP Financial Information and Other Terms

This press release contains certain financial measures that are not prepared in accordance with GAAP, including certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of certain measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, the Company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.

Exhibit 99.2

The following presentation was published on DNOW’s website on June 26, 2025.

Creating a Premier Energy and Industrial Solutions Provider June 26th, 2025

Disclaimers Forward-Looking Statements This presentation includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this presentation, including, among other things, statements regarding the proposed business combination transaction between DNOW Inc. (“DNOW”) and MRC Global Inc. (“MRC”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC’s ability to collect payments when due; DNOW’s or MRC’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DNOW’s and MRC’s respective periodic reports and other filings with the SEC, including the risk factors contained in DNOW’s and MRC’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2 © 2025 DNOW. All Rights Reserved.

Disclaimers (cont.) Additional Information about the Merger and Where to Find It In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC may also file other relevant documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of DNOW and MRC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXYSTATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about DNOW, MRC and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov/. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC will be available free of charge on MRC’s website at https://investor.mrcglobal.com/ or by contacting MRC’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847. Participants in the Solicitation DNOW, MRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (ii) MRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC securities by its directors or executive officers have changed since the amounts set forth in MRC’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC will be available free of charge on MRC’s website at https://investor.mrcglobal.com/. Use of Non-GAAP Financial Information and Other Terms This presentation contains certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS and net debt, as well as certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of such measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, the Company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant. Non-GAAP financial measures are not measurements of financial performance under GAAP and should not be alternatives to amounts presented in accordance with GAAP. DNOW and MRC view these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results. See Appendix for additional information. 3 © 2025 DNOW. All Rights Reserved.

Today’s Presenters David Mark Rob Kelly Cherechinsky Johnson Saltiel Youngblood President & Senior Vice President & President & Executive Vice President Chief Executive Officer Chief Financial Officer Chief Executive Officer & Chief Financial Officer 4 © 2025 DNOW. All Rights Reserved.

Value-Creating Creates a Premier Transaction for Energy and Industrial DNOW and MRC Solutions Provider Shareholders Highly Joins Highly Strengthens Global Complementary Compelling Reach in Attractive Footprints Across Key Growth Sectors Strategic Energy and Industrial Rationale Hubs in the U.S. Greatly Increases Combines and Scale and Scope Enhances Across Diverse Complementary Industries and Global Product Portfolio Opportunities Creates Value Strong Cash Flow through Cost Generation Capabilities Synergies and Robust Balance Sheet Provide Liquidity and Capital Allocation Flexibility 5 © 2025 DNOW. All Rights Reserved.

Value-Creating Transaction for DNOW and MRC Shareholders DNOW to acquire MRC in an all-stock merger transaction Combined enterprise value of ~$3.0B1, inclusive of MRC’s net debt Transaction Structure MRC shareholders will receive 0.9489 shares of DNOW for each MRC share Pro forma ownership at close: ~56.5% DNOW / ~43.5% MRC President and Chief Executive Officer: David Cherechinsky Management Senior Vice President and Chief Financial Officer: Mark Johnson Chairman of the Board: Dick Alario Board of Directors Combined board of ten directors: eight from DNOW Board and two from MRC Board Expected Synergies and Expected to realize $70M of annual cost synergies within three years following closing Financial Accretion Expected Adjusted EPS accretion in the double digits in first year following closing Expected pro forma net leverage of <0.5x2 at close and net cash position by the first year post closing Capital Structure In addition to over $200M of cash and a $500M revolving credit facility, DNOW has secured commitments to expand its existing credit facility by $250M at the close of the merger Maintains current capital allocation strategy including M&A, organic investments and share repurchase program Closing Conditions Anticipated to close in the fourth quarter of 2025, is subject to obtaining DNOW and MRC Global shareholder approval and regulatory clearances and satisfaction of other customary closing conditions 6 © 2025 DNOW. All Rights Reserved.

Creates a Premier Energy and Industrial Solutions Provider Leader in Upstream & Midstream Leader in Downstream & Gas Utilities Pipe, Valves, Fittings & Flanges, Pumps & Production, Pipe, Valves, Fittings & Flanges, Gas Products, Mill Tool, Electrical, MRO, Safety & Other MRO, Safety & Other U.S., Canada, North Sea, Middle East, Australia U.S., Europe, Middle East, Asia, Australia, New Zealand 165 Locations1 197 Locations1 2,600 Employees1 2,500 Employees1 Accelerating New Opportunities in Alternative Energy, Artificial Intelligence Infrastructure, Electrification, Mining and Other Industrial Sectors (1) As of 03/31/2025 7 © 2025 DNOW. All Rights Reserved.

Energy and Industrial Solutions Leader Delivering Enhanced Value Pro Forma Enterprise Value1 ~$1.5B ~$1.5B ~$3.0B Revenues2 ~$5.3B Synergies3, 4 $70M Adjusted EBITDA2, 3 $430M Adjusted EBITDA Margin2, 3 7.6% 6.1% ~8.0% Cash Flow From Operations2, 3 $201M $253M ~$500M (1) As of 06/25/2025. (2) Financial metrics LTM as of 03/31/2025. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures. See appendix. (3) Expected to generate approximately $70M of annual cost synergies within three years following close. Pro Forma Adjusted EBITDA includes pre-tax run-rate synergies. Cash Flow From Operations includes run-rate synergies adjusted for taxes. (4) Pre-tax run-rate synergies of $70M expected to be realized. $17M expected to be realized in year 1, $42M expected to be realized in year 2 and $70M expected to be realized by year 3 post-close. 8 © 2025 DNOW. All Rights Reserved.

Joins Highly Complementary Footprint Across Key Energy and Industrial Hubs in the U.S. 2351 SERVICE LOCATIONS 101 DISTRIBUTION AND SUPER CENTERS 1 DNOW Locations ~5,000 MRC Locations Employees DNOW Headquarters MRC Headquarters (1) As of 03/31/2025. 9 © 2025 DNOW. All Rights Reserved.

Strengthens Global Reach in Attractive Growth Markets DNOW Existing Locations Canada EMEA APAC MRC Existing Locations 401 451 351 T O T A L L O C A T I O N S T O T A L L O C A T I O N S T O T A L L O C A T I O N S Combined International Expands and further strengthens two well-known international brands Revenue2 14% $5.3B Extends network of locations diversifying exposure to more sectors >20 Canada 4% 82% Improves customer retention by facilitating integrated global supply COUNTRIES United States solutions IN EXPANDED GLOBAL FOOTPRINT 10 © 2025 DNOW. All Rights Reserved.

Greatly Increases Scale and Scope Across Diverse Industries and Global Markets ~$5.3B COMBINED REVENUES Balanced Portfolio Across Attractive Industries Provides Diversification Anticipated Benefits Include: Combined Revenue by End Market1 Diversified Product & Solutions Portfolio: A broader range of high-quality products, services and supply chain solutions creates revenue streams across multiple industries, reducing reliance on any single sector 9% 21% Expanded Customer Base: Combined company will 19% serve broader mix of customers in the construction and 38% maintenance of essential energy process, production 23% 41% and transmission infrastructure $2.4B $2.9B 12% $5.3B 68% Strategic Diversification: Accelerating diversification into 21% non-oil and gas sectors like gas utilities, downstream & industrial, enhancing opportunities in alternative energy, 31% artificial intelligence infrastructure, electrification, mining 17% and other industrial markets Compelling Growth Opportunities: Reduces earnings volatility and enhances resilience of business cyclicality in the energy sector Upstream Midstream Downstream & Industrials Gas Utilities (1) Financial metrics LTM as of 03/31/2025. 11 © 2025 DNOW. All Rights Reserved.

Positive Outlook Backed by a Diversified Portfolio Serving Multiple Strategic Sectors Upstream & Gas Downstream & Energy Evolution & Midstream Oil & Gas Utilities Industrial New Energies Service upstream producers meeting Destocking has concluded, signaling a Access to numerous industrial Providing a range of solutions across demand for processing infrastructure return to normal buying patterns adjacent sectors in the U.S., Canada, the energy evolution and new energy such as maintenance, repair, and International sectors operating, equipment, pump Significant investments are required in packages, process, production and reliability and safety, driving increased Demand for pump packages across Targeting revenue from customer measurement equipment spending mining and minerals, water and investments in decarbonization, direct wastewater, chemical processing, air capture (DAC) and carbon capture Expanding midstream exposure in Expect 4-6% annual growth rates in food & beverage and agricultural utilization and storage (CCUS) gathering, transmission, gas gas utility customer spending processing unlocks opportunities for projects processing and liquefied natural gas additional products, aftermarket, and (LNG) IMTEC JV – unlocks opportunities for a field service Expanding opportunities in renewable smart meter solution for Gas Utilities natural gas (RNG), bio and Favorable customer mix – larger Resumption of export permit sustainable fuels, hydrogen producers less sensitive to commodity applications of liquefied natural gas production and data centers cycles (LNG) facilities in the U.S. and regasification terminals in Europe Global energy transition projects as Natural gas demand growth driving carbon reduction targets are midstream infrastructure investment prioritized with multiple midstream projects 12 © 2025 DNOW. All Rights Reserved.

Combines and Enhances Complementary Product Portfolio ~$5.3B COMBINED REVENUES Enhanced Product Offering to Better Serve Customers Anticipated Benefits Include: Combined Revenue by Product1 Enhanced Servicing Capabilities: Expanded services, support and solutions tailored for complex customer requirements 37% 26% 22% 15% $2.4B Industry-Specific Expertise: Leveraging combined expertise to provide specialized $2.9B solutions to customers across the energy and 30% 37% 26% 7% industrial sectors Strengthened Partnerships: Fosters stronger, more strategic partnerships with key customers across various industries, ensuring long-term 33% 12% 30% 14% 11% $5.3B revenue stability Addressing Customer Consolidation: Better positioned to meet the evolving needs of larger, consolidating customers Pipe, Fittings & Pumps & Valves Gas Products Mill Tool, MRO, Flanges Production Safety & Other (1) Financial metrics LTM as of 03/31/2025. 13 © 2025 DNOW. All Rights Reserved.

Creates Value through Cost Synergies Breakdown of Synergy Opportunity Estimated Run-Rate Cost Meaningful 2026E EPS Accretion¹ Savings of $70M Corporate 23% Public $70M and IT Company +25% Systems 2026E 50% $70M Operational $42M 27% and Supply Chain Expected to generate approximately $70M of annual cost synergies within three years following closing $17M ~23% of the three-year synergies is expected to come from public company costs, with ~50% from corporate and IT systems – balance of the synergies are expected to be achieved through operational and supply chain efficiencies Experienced team with proven track-record of successful 2026 2027 2028 Pro Forma integrations, having completed 24 acquisitions since 2014 (1) Includes expected pre-tax run-rate synergies of $17M in 2026. 14 © 2025 DNOW. All Rights Reserved.

Strong Cash Flow Generation Capabilities and Robust Balance Sheet Provide Liquidity and Capital Allocation Flexibility Robust Balance Sheet with Ample Liquidity Estimated Pro Forma Net Leverage³ Combined Profile Underpins Rapid Deleveraging Pro Forma Liquidity1 ~$550M <0.5x Pro Forma Net Debt2 ~$200M YE 2025 Pro Forma Net Leverage3 <0.5x Substantial Cash Flow Generation and Robust Capital Structure <0.0x Potential path to deleveraging and return to a net cash position by end of the first year post closing Secured commitments to expand current $500M credit facility by $250M at the close of the merger <(0.5)x Robust balance sheet provides greater flexibility to pursue YE 2025 YE 2026 YE 2027 organic and inorganic investments and return of capital (1) Pro forma liquidity calculated as DNOW’s ABL availability equal to the borrowing base, giving effect to the contemplated credit facility expansion, plus cash, minus existing borrowings and letters of credit. (2) Net debt calculated as total debt less cash. Pro forma net debt is inclusive of expected transaction expenses. Net debt is a non-GAAP measure. See appendix. (3) Pro Forma net leverage calculated as pro forma net debt divided by pro forma Adjusted EBITDA. 15 © 2025 DNOW. All Rights Reserved.

Aligned Missions and Shared Purpose to Serve Customers and Communities Preferred Partner Environmental for Customers & Stewardship & Suppliers Innovation Safe, Inclusive & Community Skilled Workforce Engagement & Corporate Responsibility Combined Commitment to Responsible Business Practices and Sustainability Energy & Emissions Reduction Health, Safety & Employee Training Waste Reduction & Recycling Fleet Optimization & Fuel Efficiency Ethical & Sustainable Supply Community Involvement & Social Chain Impact 16 © 2025 DNOW. All Rights Reserved.

Value-Creating Creates a Premier Transaction for Energy and Industrial DNOW and MRC Solutions Provider Shareholders Highly Joins Highly Expands Global Complementary Compelling Reach in Attractive Footprints Across Key Growth Sectors Strategic Energy and Industrial Rationale Hubs in the U.S. Greatly Increases Combines and Scale and Scope Enhances Across Diverse Complementary Industries and Global Product Portfolio Opportunities Creates Value Strong Cash Flow through Cost Generation Capabilities Synergies and Robust Balance Sheet Provide Liquidity and Capital Allocation Flexibility 17 © 2025 DNOW. All Rights Reserved.

Appendix 18 © 2025 DNOW. All Rights Reserved.

Reconciliation of Non-GAAP Financial Measures DNOW Inc. Adjusted EBITDA Twelve Months Ended Three Months Ended ($ in millions) March 31, March 31, December 31, September 30, June 30, Reconciliation to Adjusted EBITDA 2025 2025 2024 2024 2024 GAAP net income attributable to DNOW Inc. $ 82 $ 22 $ 23 $ 13 $ 24 Net income attributable to noncontrolling interest1 2 1 — — 1 Interest expense (income), net (5) (1) (2) (1) (1) Income tax provision 31 7 7 9 8 Depreciation and amortization 38 11 10 8 9 Other costs: Stock-based compensation2 14 3 4 3 4 Other3 21 3 3 10 5 Adjusted EBITDA $ 183 $ 46 $ 45 $ 42 $ 50 Adusted EBITDA Margin 4 7.6% 7.7% 7.9% 6.9% 7.9 % Net Income Margin 5 3.4% 3.7% 4.0% 2.1% 3.8 % NOTE: Sum may not total due to rounding. (1) Net income attributable to noncontrolling interest represents the income retained by the noncontrolling party of a joint venture in DNOW’s international segment which DNOW consolidates into DNOW’s financials as DNOW is the primary beneficiary and controlling member. (2) Stock-based compensation excludes less than $1M for the three months ended 03/31/2025 as such amounts were reported in Other. (3) Other includes certain income and expenses not included in stock-based compensation. (4) Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. (5) Net Income Margin is defined as Net Income divided by revenue. 19 © 2025 DNOW. All Rights Reserved.

Reconciliation of Non-GAAP Financial Measures MRC Global Adjusted EBITDA Twelve Months Ended Three Months Ended ($ in millions) March 31, March 31, December 31, September 30, June 30, Reconciliation to Adjusted EBITDA 2025 2025 2024 2024 2024 Net (loss) income $ 14 $(22) $(23) $ 29 $ 30 Loss from discontinued operations, net of tax 53 30 22 — — Net income from continuing operations $ 67 $ 8 $(1) $ 29 $ 30 Income tax expense 20 1 4 3 12 Interest expense 27 9 7 4 7 Depreciation and amortization 21 5 5 6 5 Amortization of intangibles 19 5 4 5 5 Transaction costs 1 — 1 — — Facility closures1 1 — — — 1 Severance and restructuring2 2 — 2 — — Non-recurring IT related professional fees 1 — 1 — — Increase (decrease) in LIFO reserve (2) 1 1 (5) 1 Equity-based compensation expense3 16 4 5 4 3 Internal control remediation4 2 2 — — — Non-recurring other legal and consulting costs 2 1 1 — — Activism response legal and consulting costs 1 — — — 1 Write off of debt issuance costs— — — — — Customer Settlement5— — — — — Asset disposal1— — — — — Foreign currency losses (gains) 3 — 2 2 — Adjusted EBITDA $ 181 $ 36 $ 32 $ 48 $ 65 Adjusted EBITDA Margin 6 6.1% 5.1% 4.8% 6.2% 8.1 % Net Income Margin 7 7.7% (61.1)% (71.9)% 60.4% 46.2 % NOTE: Sum may not total due to rounding. (1) Charges (pre-tax) for facility closure and asset disposal in International segment. (2) Employee severance and restructuring charges (pre-tax) in both U.S. and International segments. (3) Charges (pre-tax) recorded in SG&A. (4) Charges (pre-tax) for personnel expenses and professional fees related to the company’s internal control remediation efforts. (5) Charge (pre-tax) for a customer settlement in U.S. segment. (6) Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. (7) Net Income Margin is defined as Net Income divided by revenue. 20 © 2025 DNOW. All Rights Reserved.

Reconciliation of Non-GAAP Financial Measures Net Debt ($ in millions) As of March 31, 2025 Balance Sheet DNOW MRC Borrowings —$ 27 Term Loan —$ 350 Total debt —$ 377 Cash $ 219 $ 63 Net Debt $(219) $ 314 21 © 2025 DNOW. All Rights Reserved.